 Filed pursuant to Rule 253(g)(2)
File No. 024-10510

Offering Circular
October 30, 2017
Subject to Completion

GK INVESTMENT HOLDINGS, LLC
257 East Main Street, Suite 200
Barrington, IL 60010
(847) 277-9930

7% Unsecured Bonds
$50,000,000 Maximum Offering Amount (50,000 Bonds)
$5,000 Minimum Purchase (5 Bonds)

Explanatory Note

This Offering Circular is part of the post-qualification amendment we filed in order to update the financial statements contained herein in accordance with Rule 252(f)(2)(i) of Regulation A. In addition to updating the financial statements presented herein, this amendment updates portfolio, financial and statistical data, extends the offering termination date to September 30, 2018 and removes references to the Initial Forced Sale Agreements, which will expire on September 30, 2017, prior to the qualification of this amendment to the Offering Statement of which this Offering Circular is a part. All material terms of this offering otherwise remain the same.

GK Investment Holdings, LLC, a Delaware limited liability company, referred to herein as our company, is offering 7% unsecured bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. The Bonds will mature on September 30, 2022 and will bear interest at a fixed rate of 7% per annum. Interest on the Bonds will be paid monthly on the 15th day of the month. The first interest payment on a Bond will be paid on the 15th day of the month following the issuance of such Bond. The Bonds will be offered to prospective investors on a best efforts basis by our Managing Broker-Dealer, JCC Advisors, LLC, or JCC. “Best efforts” means that JCC is not obligated to purchase any specific number or dollar amount of Bonds, but will use its best efforts to sell the Bonds. JCC may engage additional broker-dealers, or Selling Group Members, who are members of the Financial Industry Regulatory Authority, or FINRA, to assist in the sale of the Bonds. At each closing date, the proceeds for such closing will be disbursed to our company and Bonds relating to such proceeds will be issued to their respective investors. We commenced the sale of the Bonds on September 30, 2016. The offering will continue through the earlier of September 30, 2018 or the date upon which all $50,000,000 in offering proceeds have been received. As of the date of this Offering Circular, we have sold 5,260 Bonds, or $5,260,000, in the offering.

	Price to Public	Managing Broker-Dealer Fee, Commissions and Expense Reimbursements(1)(2)	Proceeds to Issuer	Proceeds to Other Persons

Per Bond:	$1,000.00	$81.20	$918.80	$0

Maximum Offering Amount:	$50,000,000.00	$4,060,000.00	$45,940,000.00	$0
_________
(1)
This includes selling commissions of 5% and a Managing Broker-Dealer Fee of up to 3% of the gross proceeds of this offering to be paid on Bonds offered on a best efforts basis. All such amounts will be paid to JCC, who may reallow up to the entire amount of selling commissions and Managing-Broker Dealer Fee to Selling Group Members. JCC shall be entitled to retain, out of the Managing Broker-Dealer Fee, an amount equal to 0.57% of the gross proceeds of the offering. JCC may re-allow and pay to wholesalers and other participants in the offering up to the entirety of the remaining 2.43% portion of the Managing Broker-Dealer Fee. Any amount of the Managing Broker-Dealer Fee in excess of the 0.57% JCC is entitled to retain that is not re-allowed shall be returned to the Issuer. This also includes due diligence expense reimbursements of up to $60,000, 0.12% of the maximum offering amount. See “Use of Proceeds” and “Plan of Distribution” for more information.

(2)
The table above does not include anticipated organizational and offering expenses of $275,000, blue sky fees of $75,000 and a promotional fee of 1.88% of the gross proceeds of this offering ($940,000 if the maximum offering amount is sold) to be paid to GK Development, Inc. in compensation for promoting this offering.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

An investment in the Bonds is subject to certain risks and should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Currently, there is no market for the Bonds being offered, nor does our company anticipate one developing. Prospective investors should carefully consider and review that risk as well as the RISK FACTORS beginning on page 8 of this Offering Circular.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR THE COMMISSION, DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

FORM S-11 DISCLOSURE FORMAT IS BEING FOLLOWED.

The date of this Offering Circular is October 30, 2017.

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary does not contain all of the information that you should consider before deciding whether to invest in our Bonds. You should carefully read this entire Offering Circular, including the information under the heading “Risk Factors” and all information included in the Offering Circular.

Our Company. GK Investment Holdings, LLC was formed on September 14, 2015 to acquire existing income producing commercial rental properties. Our company, through wholly-owned subsidiaries, holds title to (i) a commercial rental property located in Henderson, Nevada, and more commonly known as Lake Mead Crossing; and (ii) an office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California, or 2700 Ygancio.

Upon acquisition, Lake Mead Crossing consisted of multiple buildings aggregating approximately 221,200 square feet of rentable commercial space. Lake Mead Crossing is part of a larger shopping center, anchored by a Target. Lake Mead Crossing is owned by two of our subsidiaries. Upon acquisition, Lake Mead Partners, LLC, a wholly-owned subsidiary of Lake Mead Parent, LLC, a wholly-owned subsidiary of our company, owned a portion of Lake Mead Crossing consisting of approximately 155,100 square feet of rentable commercial space. Upon acquisition, Lake Mead Development, LLC, a wholly-owned subsidiary of our company, owned the other portion of Lake Mead Crossing consisting of approximately 66,000 square feet of rentable commercial space.

On January 30, 2017, our Company, through 2700 Ygnacio Partners, LLC, a wholly-owned subsidiary of our Company, or Ygnacio Partners, acquired 2700 Ygnacio, from an unaffiliated seller. 2700 Ygnacio is a three-story, Class A office building with approximately 108,000 rentable square feet. As of June 30, 2017, it is 92.2% leased to numerous tenants under leases expiring on various dates between 2017 and 2022. Corrollo Engineers is the anchor tenant on the property, occupying 37,156 rentable square feet, or 34.41% of the property, under a lease currently scheduled to expire on October 31, 2019.

After the acquisition of Lake Mead Crossing, the Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC, or PDCS, a former tenant in Lake Mead Crossing, whereby LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,800 rentable square feet, for $4,000,000, excluding prorations. The sale closed on March 20, 2017 and sale proceeds were used to pay down existing indebtedness related to our acquisition of Lake Mead Crossing.

As of June 30, 2017, the portion of Lake Mead Crossing owned by LM Partners is 97.2% leased and the portion of Lake Mead Crossing owned by LM Development is 52.5% leased.

Mr. Garo Kholamian is the beneficial owner of 67.81% of the outstanding units of our company, and his wife, Mrs. Nancy Kholamian, is the beneficial owner of 12.61% of the outstanding units of our company. Our company is solely managed by GK Development, Inc., or GK Development or our manager. GK Development was formed on May 19, 1994 under the laws of Illinois, and Mr. Garo Kholamian is the sole director and shareholder of GK Development. As a result, Mr. Garo Kholamian will effectively manage our company.

Our company does not intend to act as a land developer in that it is has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use undeveloped real property or “raw land,” as a ground up development. Our company, engaging in its commercial real estate activities, may have the opportunity to acquire commercial real property which includes unimproved pad sites for future development and lease-up opportunities. In such instances, our company will retain the unimproved pad sites for ground lease, build-to-suit and/or sell opportunities. In situations where our company has the opportunity to acquire commercial real property which includes a large tract of developable raw land, the developable raw land will not be acquired by our company, but may be acquired by an entity affiliated with GK Development. Our company may choose to redevelop real property for an alternative use than intended when originally acquired or developed.

Our company is focused on investments in existing, income producing commercial rental properties that will benefit from GK Development’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning, and selling. GK Development intends to actively participate in the management of our company’s properties rather than hold the properties as passive investments.

Certain affiliates of GK Development have agreed to loan us all cash flows received from equity interests they own in certain real property located at 5775 Beckley Road, Battle Creek, Michigan 49015 and more commonly known as Lakeview Square Mall, or Lakeview Square, and that certain real property located at 1888 Green Oaks Road, Fort Worth, Texas 76116 and more commonly known as Ridgmar Mall, or Ridgmar, in order to ensure we have sufficient reserves of cash and cash equivalents to fund 120% of our debt service obligations under the terms of the Bonds, or the Bond Service Obligations, for a period of three (3) months. The affiliates of GK Development that have agreed to lend us the cash flows received from Lakeview Square and Ridgmar are (i) Garo Kholamian and GKPI I Partners (Lakeview Square), LLC, or the Lakeview Lenders, which own an indirect 72% interest in Lakeview Square, and (ii) 1551 Kingsbury Partners, L.L.C., or Ridgmar Lender, which owns an indirect 12.5% interest in Ridgmar. Ridgmar Lender and Lakeview Lenders, together with any future parties to a Cash Flow Loan Agreement are referred to herein as, the Cash Flow Lenders. See “Description of Bonds - Certain Covenants” for more information.

Management. The sponsor of our company, GK Development, is a Barrington, Illinois based real estate acquisition and development company specializing in the acquisition, management, and redevelopment of commercial rental properties. Its management provides years of experience successfully acquiring, redeveloping and managing commercial rental properties. Mr. Garo Kholamian is the President and founder of GK Development. Prior to GK Development, Mr. Kholamian was Senior Vice President of Development for Homart Development Co., the real estate development arm of Sears Roebuck. In this position, he was instrumental in the development of shopping centers across the United States. See “Directors and Executive Officers” for more information on Mr. Kholamian and the seven other individuals responsible for the management of GK Development.

The Offering. Our company is offering to investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds. See “Plan of Distribution - Who May Invest” for further information. We commenced the sale of the Bonds on September 30, 2016. As of the date of this Offering Circular, we have sold 5,260 Bonds, or $5,260,000, in the offering. The offering will continue through the earlier of September 30, 2018 or the date upon which all $50,000,000 in offering proceeds have been received, or the Offering Termination. Our company will conduct closings in this offering at its discretion, or the Closing Dates and each, a Closing Date, until the Offering Termination. On each Closing Date, offering proceeds for that closing will be disbursed to our company and the respective Bonds will be issued to investors in the offering, or the Bondholders. The offering is being made on a best-efforts basis through JCC.

Issuer	GK Investment Holdings, LLC.

Securities Offered	$50,000,000, aggregate principal amount of the Bonds.

Maturity Date	September 30, 2022.

Interest Rate	7% per annum computed on the basis of a 365-day year.

Interest Payment Dates	Commencing on the 15th of the month following the issuance of such Bond and continuing monthly until the Maturity Date.

Price to Public	$1,000 per Bond.

Ranking
The Bonds are senior unsecured indebtedness of our company. They rank equally with our other senior unsecured indebtedness and are effectively subordinated to our secured indebtedness and structurally subordinated to all indebtedness of our subsidiaries.

Use of Proceeds
We estimate that the net proceeds from this offering, after deducting the estimated offering costs and expenses payable by our company, will be approximately $44,650,000. This assumes that we sell the maximum offering amount. We intend to use the net proceeds from this offering to pay down existing indebtedness and acquire commercial rental properties in our target asset class.

Certain Covenants
The Bonds are being issued under an indenture, or the Indenture, dated as of September 30, 2016, between us and UMB Bank, as the trustee. The Indenture contains covenants that limit our ability to incur, or permit our subsidiaries to incur, third party indebtedness if certain debt to asset value and/or interest coverage ratios would be exceeded. These covenants are subject to a number of important exceptions, qualifications, limitations and specialized definitions. See “Description of Company’s Securities - Certain Covenants” in this Offering Circular. The Bonds will be unsecured; however, our company will be required to own real property with aggregate equity value of at least 70% of the outstanding principal of the Bonds, or the Equity-Bond Ratio. For properties owned or acquired, directly or indirectly, by our company, the equity value for purposes of the Equity-Bond Ratio will initially be the equity invested into the applicable property. Each property will be required to be appraised, by an independent third party appraiser, annually during the term of the Bonds, and following any such appraisal, our company’s equity value from a newly appraised property will be adjusted to equal the appraised value of the property less the outstanding indebtedness secured by such property (and multiplied by our company’s ownership interest in the applicable property in the event we acquire a partial interest in any property). Our company will also be required to retain cash and cash equivalents, as defined by GAAP, equal to at least 120% of our company’s Bond Service Obligations for a period of three (3) months, or the Cash Coverage Ratio.

Forced Sale Agreements
Our company may be a party to certain agreements with UMB Bank and certain of GK Development's affiliates, whereby the trustee will be able to force the sale of the property underlying such agreement as a remedy if our company defaults on the Bonds, the trustee (or the bondholders if permitted) accelerates the maturity of the Bonds, and our company is otherwise unable to pay off the Bonds, in order to comply with the Equity-Bond Ratio. We refer to any such agreements as Forced Sale Agreements. During the pendency of any Forced Sale Agreements, the value of the equity in the underlying properties shall be included in the equity of our company for the purposes of calculating the Equity-Bond Ratio.

Cash Flow Loans
In order to assist us in meeting the Cash Coverage Ratio covenant, the Cash Flow Lenders have agreed that they will loan us up to all of the monthly cash flow received from their respective ownership interests in Ridgmar, Lakeview Square or any other equity interest subject to a Cash Flow Loan, upon our request and representation to them that we need such funds in order to comply with the Cash Coverage Ratio. We refer to any such loan as a Cash Flow Loan. The Cash Flow Loans will bear interest at the IRS imputed rate of interest and will mature on the Maturity Date. Nothing in the agreements governing the Cash Flow Loans precludes the sale of the equity ownership of the Cash Flow Lenders, or the real properties underlying them to third parties, and you will have no right to any proceeds of any such sale. However, we may enter into additional Cash Flow Loans with other affiliates of GK Development.

Change of Control - Offer to Purchase
If a Change of Control Repurchase Event as defined under “Description of Bonds - Certain Covenants” in this Offering Circular, occurs, we must offer to repurchase the Bonds at 1.02 times the Price to Public if on or before September 30, 2019; 1.015 times the Price to Public if such event occurs after September 30, 2019 but on or before the September 30, 2020; 1.01 times the Price to Public if such event occurs after September 30, 2020 but on or before September 30, 2021; and at the Price to Public if such event occurs after September 30, 2021, plus any accrued and unpaid interest to, but not including the repurchase date.

Optional Redemption
Prepayment penalties for calling Bonds early are as follows: Any accrued and unpaid interest up to but not including the repurchase rate plus 1.02 times the Price to Public if such event occurs on or before September 30, 2019; 1.015 times the Price to Public if such event occurs after September 30, 2019 but on or before September 30, 2020; 1.01 times the Price to Public if such event occurs after September 30, 2020 but on or before September 30, 2021; or at the Price to Public if such event occurs after September 30, 2021. See “Description of Bonds – Optional Redemption” for more information. In addition, due to death or incapacity, the Bondholders may be able to request a redemption of some or all of their Bonds. See “Description of Bonds – Optional Redemption by Bondholders” for more information.

Default
The Indenture contains events of default, the occurrence of which may result in the acceleration of our obligations under the Bonds in certain circumstances. Events of Default, (as defined herein) other than payment defaults, are subject to our company’s right to cure within 120 days of such Event of Default. Our company has the right to cure any payment default within 30 days before the trustee may declare a default and exercise the remedies under the indenture. See “Description of Company’s Securities - Event of Default” for more information.

Form
The Bonds are evidenced by global bond certificates deposited with nominee holders. The nominee holders are the Depository Trust Company, or DTC, or its nominee, Cede & Co., for those purchasers purchasing through a DTC participant subsequent to the Bonds gaining DTC eligibility and Direct Transfer LLC, or Direct Transfer, for those purchasers not purchasing through a DTC participant. See “Description of Company’s Securities - Book-Entry, Delivery and Form” for more information.

Bond Service Reserve
Our company is required to keep 7% of gross offering proceeds in a reserve account with the trustee until October 17, 2018 which reserve may be used to pay our company’s Bond Service Obligations, as defined herein, during such time, and the remainder of which, if any, will be released to our company on October 17, 2018 if our company is otherwise in compliance with all terms of the Bonds.

Denominations	We will issue the Bonds only in denominations of $1,000.

Payment of Principal and Interest	Principal and interest on the Bonds will be payable in U.S. dollars or other legal tender, coin or currency of the United States of America.

Future Issuances
We may, from time to time, without notice to or consent of the Bondholders, increase the aggregate principal amount of the Bonds outstanding by issuing additional bonds in the future with the same terms of the Bonds, except for the issue date and offering price, and such additional bonds shall be consolidated with the Bonds and form a single series.

Liquidity
This is a Tier 2, Regulation A offering where the offered securities will not be listed on a registered national securities exchange upon qualification. This offering is being conducted pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. We may apply for these qualified securities to be eligible for quotation on an alternative trading system or over the counter market, if we determine that such market is appropriate given the structure of the Bonds and our company and our business objectives. There is no guarantee that the Bonds will be publicly listed or quoted or that a market will develop for them. Please review carefully “Risk Factors - Investment Risk” for more information.

Trustee, Registrar and Paying Agent
We have designated UMB Bank as paying agent for the Bonds and Direct Transfer LLC as sub-paying agent in respect of Bonds registered to it. UMB Bank will act as trustee under the Indenture and registrar for the Bonds. The Bonds are being issued in book-entry form only, evidenced by global certificates, as such, payments are being made to DTC, its nominee or to Direct Transfer.

Governing Law	The Indenture and the Bonds are governed by the laws of the State of Delaware.

Material Tax Considerations
You should consult your tax advisors concerning the U.S. federal income tax consequences of owning the Bonds in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

Risk Factors
We expect that any equity in a property that is subject to a Forced Sale Agreement may be financed using debt. We expect the terms of such debt to provide that the borrower will be in default if the ownership interest in the property, directly or indirectly, changes without lender consent. We expect that under terms of such loans, if the borrower is in default, the lender has the ability to accelerate the debt and charge certain penalties payable by the borrower. As a result, it may not be possible or it may be prohibitively expensive to sell the equity subject to a Forced Sale Agreement without lender consent. See “Risk Factors – Risks Related to the Offering – The Effectiveness of our trustee’s remedy to force a sale of equity subject to a Forced Sale Agreement and call the loans of Lake Mead Crossing, 2700 Ygnacio and future acquired properties may be limited by covenants and penalties in debt documents for senior mortgages secured by the respective underlying properties” and “Risk Factors – Risks Related to the Offering – Our trustee’s remedy to force a sale of equity subject to a Forced Sale Agreement may be limited due to covenants contained in the senior and mezzanine debt secured by those properties” for more information.

The existing Cash Flow Loan Agreements and any future Forced Sale Agreements or Cash Flow Loan Agreements are not expected to limit the rights of the Cash Flow Lenders, or any other holder of equity subject to such an agreement, to sell their equity, nor do those agreements preclude a sale of the underlying real properties. In either circumstance, we would lose our rights to Cash Flow Loans relative to the interest sold, and the value of the interest sold would no longer be available to support the Equity-Bond Ratio or the repayment of the Bonds in the event the trustee exercised its rights under the Forced Sale Agreements. See “Risk Factors – Risks Related to the Offering – Neither any future Forced Sale Agreements nor any current or future Cash Flow Loan Agreements limit the rights of the Cash Flow Lenders to sell their indirect equity in Lakeview Square, Ridgmar, or any equity subject to a future Forced Sale Agreement or Cash Flow Loan to an unaffiliated third party, nor do they preclude the sale of the underlying real properties” for more information.

We may enter into Forced Sale Agreements with affiliates. If we do, we anticipate the terms of the Forced Sale Agreements to be substantially similar to the expired Forced Sale Agreements related to Ridgmar and Lakeview Square, which were filed as exhibits to our Current Report on Form 1-U, filed with the SEC on October 6, 2016. As a result, the risks associated with the Forced Sale Agreements are expected to include, but not be limited to (i) the inability to effectively sell the affected equity due to restrictions contained in the underlying senior and mezzanine debt documents, (ii) the ability of the property owner to sell the property without the consent of the trustee, and (iii) the ability of the holder of the affected equity to sell the affected equity without the consent of the trustee.

An investment in our Bonds involves certain risks. You should carefully consider the risks above, as well as the other risks described under “Risk Factors” beginning on page 6 of this Offering Circular before making an investment decision.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in this Offering Circular, including those set forth below.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Offering Circular. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Offering Circular. The matters summarized below and elsewhere in this Offering Circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this Offering Circular, whether as a result of new information, future events or otherwise.

RISK FACTORS

An investment in our Bonds is highly speculative and is suitable only for persons or entities that are able to evaluate the risks of the investment. An investment in our Bonds should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Prospective investors should consider the following risks before making a decision to purchase our Bonds. To the best of our knowledge, we have included all material risks to investors in this section.

Risks Related to the Offering

The Bonds are unsecured obligations of our company and not obligations of our subsidiaries and are subordinated to any of our company’s current and future secured indebtedness to the extent of the value of the assets securing such indebtedness and effectively subordinated to any future obligations of our company’s subsidiaries. Structural subordination increases the risk that we will be unable to meet our obligations on the Bonds.

The Bonds are unsecured, subordinated obligations of our company and will rank equally in right of payment with all of our company’s other unsecured indebtedness and senior in right of payment to any of our company’s future obligations that are by their terms expressly subordinated or junior in right of payment to the Bonds. The Bonds are effectively subordinated to any of our company’s existing or future secured indebtedness to the extent of the value of the assets securing such indebtedness.

The Bonds are obligations exclusively of our company and not of any of its subsidiaries. None of our company’s subsidiaries is a guarantor of the Bonds and the Bonds are not required to be guaranteed by any subsidiaries our company may acquire or create in the future. The Bonds are also effectively subordinated to all of the liabilities of our company’s subsidiaries, to the extent of their assets, since they are separate and distinct legal entities with no obligation to pay any amounts due under our company’s indebtedness, including the Bonds, or to make any funds available to make payments on the Bonds. Our company’s right to receive any assets of any subsidiary in the event of a bankruptcy or liquidation of the subsidiary, and therefore the right of our company’s creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors, in each case to the extent that our company is not recognized as a creditor of such subsidiary. In addition, even where our company is recognized as a creditor of a subsidiary, our company’s rights as a creditor with respect to certain amounts are subordinated to other indebtedness of that subsidiary, including secured indebtedness to the extent of the assets securing such indebtedness.

Our covenants require only a 70% real property equity to principal ratio; therefore, if our trustee were to exercise its remedy to force the sale of our properties, such a sale may not generate sufficient proceeds to repay the aggregate principal amount of the Bonds.

One of our trustee’s and Bondholders’ principal remedies in the event of a default is to force the sale of the rental properties we acquire, or any equity interest subject to a Forced Sale Agreement. Under the Indenture we must maintain a ratio of 70% equity (inclusive of those equity interests subject to the Forced Sale Agreements) to the principal amount of outstanding Bonds, subject to our right to cure any deficiency within one hundred twenty (120) days of the occurrence of such deficiency. See “Description of Bonds - Event of Default” for more information. Because the amount of real property equity we are required to maintain will not cover the full principal amount of the Bonds, if we default on the Bonds and our trustee forces a sale of our real property, or exercises its rights under the Forced Sale Agreements, the proceeds of such sales may not be sufficient to fully repay the outstanding Bondholders.

The Bonds do not restrict or eliminate our company’s or its subsidiaries’ ability to incur additional debt or take other action that could negatively impact holders of the Bonds.

Subject to specified limitations in the Indenture and as described under “Description of Bonds - Certain Covenants,” the Indenture does not contain any provisions that would directly limit our company’s ability or the ability of its subsidiaries to incur indebtedness, including indebtedness that would be senior to the Bonds. The only limitation on our company’s or its subsidiaries’ ability to take on additional debt is the requirement to maintain our Equity-Bond Ratio.

The Effectiveness of our trustee’s remedy to force a sale of equity subject to a Forced Sale Agreement and call the loans of Lake Mead Crossing, 2700 Ygancio and future acquired properties may be limited by covenants and penalties in debt documents for senior mortgages secured by the respective underlying properties.

Our Bonds are unsecured and the primary remedy in the event of a default will be for our trustee (or sufficient Bondholders) to trigger sales of properties we own or any equity interest subject to a Forced Sale Agreement. We expect that any such properties may be financed with debt and that the terms of such debt will require that the ownership interest of such property, directly or indirectly, cannot change without lender’s consent. If the ownership changes without lender consent, the respective borrower under the respective loan will be in default. If either of the direct or indirect owners of such a property is found to be in default under any loans, your investment will be adversely affected. Lake Mead Crossing was financed using mortgage debt, mezzanine debt and interim debt. The loan documents evidencing both the mortgage debt and mezzanine debt carry prepayment penalties. 2700 Ygnacio was financed using mortgage debt and interim debt. The loan documents evidencing the mortgage debt carry prepayment penalties. Further, on newly acquired properties by our company following this Offering, we anticipate using senior secured debt to acquire each new property we purchase. Often senior lender loans secured by real property contain prepayment penalties and/or requirements of defeasance. Any such prepayment penalties or defeasance requirements may reduce the proceeds of any forced sale of our properties or may render such a sale prohibitively expensive. This would materially and adversely affect the repayment of your investment in the event of a default.

Lake Mead Crossing and 2700 Ygnacio were purchased using a mixture of mortgage debt, mezzanine debt and interim debt. Due to prepayment penalties on the mortgage debt and mezzanine debt, we may be unable to pay down a portion of the indebtedness secured by the property.

Our company may use offering proceeds to pay down existing indebtedness secured by Lake Mead Crossing. More specifically, it may be prudent for our company to use offering proceeds to pay down the mezzanine debt held by an affiliate of our company. The mezzanine debt carries an interest rate of 8% and has a current outstanding principal balance of approximately $9,968,483. However, if we prepay the mezzanine debt, we may be required to pay prepayment penalties equal to 12-14% of the principal prepaid. If we are required to pay the prepayment penalty, we may not be able to or may not be willing to pay off that indebtedness. If we do not pay off our mezzanine debt, our debt service obligations may reduce our ability to make payments on the Bonds.

Our company may also use proceeds from this offering to pay down mortgage debt. Lake Mead Partners, LLC is a party to a mortgage loan secured by Lake Mead Crossing. That mortgage debt carries an interest rate of 4% and has a principal of approximately $25,777,390. However, if we prepay that debt, we may be required to pay prepayment penalties equal to 1% of the principal prepaid. If we are required to pay the prepayment penalty, we may not be able to or may not be willing to pay off that indebtedness. If we do not pay off that debt, our debt service obligations may reduce our ability to make payments on the Bonds.

Our company may also use proceeds from this offering to pay down mortgage debt secured by 2700 Ygnacio. 2700 Ygnacio Partners, LLC is a party to a mortgage loan secured by 2700 Ygnacio. That mortgage debt carries an interest rate of 4.50% and has a principal of approximately $11,243,684, as of June 30, 2017. However, if we prepay that debt, we will have to pay a prepayment penalty ranging from 0.5% to 2.0% to of the amount prepaid during the first six years of the term of the loan. If we are required to pay the prepayment penalty, we may not be able to or may not be willing to pay off that indebtedness. If we do not pay off that debt, our debt service obligations may reduce our ability to make payments on the Bonds.

The cash flow indirectly received from Lake Mead Crossing and 2700 Ygnacio will be significantly impacted by the debt burden on the property.

We financed the purchase of Lake Mead Crossing using no equity and three layers of debt financing (mortgage debt, mezzanine debt and interim debt). We financed 2700 Ygnacio with limited equity and two layers of debt financing. We are required to make the debt service payments on each of these loans before making distributions to Bondholders. The debt burden is substantially higher on Lake Mead Crossing due to the amount of debt and the high interest rate on the mezzanine debt and interim debt. As a result, our ability to make payments to Bondholders when they become due may be adversely affected by the debt burden on Lake Mead Crossing and 2700 Ygnacio.

We have no minimum offering amount, and if we sell substantially less than all of the Bonds we are offering, our investment objectives may become more difficult to reach.

We have no minimum offering amount. While we believe we will be able to reach our investment objectives regardless of the amount of the raise, it may be more difficult to do so if we sell substantially less than all of the Bonds. Such a result may negatively impact our liquidity and increase our dependence on higher interest debt to acquire target properties. In that event, our investment costs will increase, which may decrease our ability to make payments to Bondholders.

Our trustee’s remedy to force a sale of equity subject to a Forced Sale Agreement may be limited due to covenants contained in the senior and mezzanine debt securing such property.

In order to comply with the Equity-Bond Ratio, we may enter into Forced Sale Agreements with affiliates whereby an equity interests of a property may be sold if our company does not comply with certain covenants in the Indenture. In such a circumstance, we expect that any such property will be financed with debt, the terms of each which will likely provide that the borrower will be in default if the property is transferred, pledged or otherwise encumbered without lender consent. Terms will also likely provide that the borrower will be in default if the ownership interest in the property or the ownership interest of any entity directly or indirectly owning the property changes without lender consent. As a result, it may not be possible or it may be prohibitively expensive to sell the equity interests subject to a Forced Sale Agreement without lender consent.

Neither any future Forced Sale Agreements nor any current or future Cash Flow Loan Agreements limit the rights of the Cash Flow Lenders to sell their indirect equity in Lakeview Square, Ridgmar, or any equity subject to a future Forced Sale Agreement or Cash Flow Loan to an unaffiliated third party, nor do they preclude the sale of the underlying real properties.

Any future Forced Sale Agreements and any current or future Cash Flow Loan Agreements will not limit the rights of the holders of such equity to sell their equity, nor do those agreements preclude a sale of the underlying real properties. In either circumstance, we would lose our rights to Cash Flow Loans relative to the interest sold, and the value of the interest sold would no longer be available to support the Equity-Bond Ratio or the repayment of the Bonds in the event the trustee exercised its rights under the Forced Sale Agreements.

Our trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request, order or direction of any of the Bondholders, pursuant to the provisions of the Indenture, unless such Bondholders shall have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred therein or thereby.

The Indenture provides that in case an Event of Default (as herein defined) in the Indenture shall occur and not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Bondholder, unless the Bondholder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Investment Risks

The Bonds will have limited transferability and liquidity.

There is no active market for the Bonds. Although we may apply for quotation of the Bonds on an alternative trading system or over the counter market, even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. Further, the Bonds will not be quoted on an alternative trading system or over the counter market until after the termination of this offering, if at all. Therefore, investors will be required to wait until at least after the final termination date of this offering for such quotation. The initial public offering price for the Bonds has been determined by us. You may not be able to sell the Bonds you purchase at or above the initial offering price.

Alternative trading systems and over the counter markets, as with other public markets, may from time to time experience significant price and volume fluctuations. As a result, the market price of the Bonds may be similarly volatile, and Bondholders may from time to time experience a decrease in the value of their Bonds, including decreases unrelated to our operating performance or prospects. The price of the Bonds could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this Offering Circular.

No assurance can be given that the market price of the Bonds will not fluctuate or decline significantly in the future or that Bondholders will be able to sell their Bonds when desired on favorable terms, or at all. Further, the sale of the Bonds may have adverse federal income tax consequences.

Our limited prior operating history makes it difficult for you to evaluate this investment.

We are a recently formed entity with limited prior operating history and may not be able to successfully operate our business or achieve our investment objectives. We may not be able to conduct our business as described in our plan of operation.

You will not have the opportunity to evaluate our investments before we make them and we may make real estate investments that would have changed your decision as to whether to invest in our Bonds.

As of the date of this offering circular, we own two properties, Lake Mead Crossing and 2700 Ygnacio. We are not able to provide you with information to evaluate our additional investments prior to acquisition. We will seek to invest substantially all of the offering proceeds available for investment, after the payment of fees and expenses, in the acquisition of real estate and real estate related investments. We have established criteria for evaluating potential investments. See “Investment Policies of Company” for more information. However, you will be unable to evaluate the transaction terms, location, and financial or operational data concerning the investments before we invest in them. You will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments prior to our investment. You will be relying entirely on the ability of GK Development and its management team to identify suitable investments and propose transactions for GK Development, our sole manager, to oversee and approve. These factors increase the risk that we may not generate the returns that you seek by investing in our Bonds.

The inability to retain or obtain key personnel, property managers and leasing agents could delay or hinder implementation of our investment strategies, which could impair our ability to honor our obligations under the terms of Bonds and could reduce the value of your investment.

Our success depends to a significant degree upon the contributions of GK Development’s management team. We do not have employment agreements with any of these individuals nor do we currently have key man life insurance on any of these individuals. If any of them were to cease their affiliation with us or GK Development, GK Development may be unable to find suitable replacements, and our operating results could suffer. We believe that our future success depends, in large part, upon GK Development’s property managers’ and leasing agents’ ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for highly skilled personnel is intense, and GK Development and any property managers we retain may be unsuccessful in attracting and retaining such skilled personnel. If we lose or are unable to obtain the services of highly skilled personnel, property managers or leasing agents, our ability to implement our investment strategies could be delayed or hindered, and our ability to pay our Bond Service Obligations and repay principal may be materially and adversely affected.

We rely on JCC Advisors, LLC to sell our Bonds pursuant to this offering. If JCC Advisors, LLC is not able to market our Bonds effectively, we may be unable to raise sufficient proceeds to meet our business objectives.

We have engaged JCC Advisors, LLC to act as our Managing Broker-Dealer for this offering, and we rely on JCC Advisors, LLC to use its best efforts to sell the Bonds offered hereby. It would also be challenging and disruptive to locate an alternative Managing Broker-Dealer for this offering. Without improved capital raising, our portfolio will be smaller relative to our general and administrative costs and less diversified than it otherwise would be, which could adversely affect the value of your investment in us.

There are limited covenants to the Indenture.

The Indenture does not directly prevent our company from incurring unsecured indebtedness that is equal or subordinate in right of payment to the Bonds. For that reason, you should not consider the covenants in the Indenture as a significant factor in evaluating whether to invest in the Bonds.

An increase in the level of our outstanding indebtedness, or other events, could have an adverse impact on our business, properties, capital structure, financial condition, results of operations or prospects, which could adversely impact the Bonds. Any such event could also adversely affect our cost of borrowing, limit our access to the capital markets or result in more restrictive covenants in future debt arrangements.

Under certain circumstances, we may redeem the Bonds before maturity, and you may be unable to reinvest the proceeds at the same or a higher rate of return.

We may redeem all or a portion of the Bonds at any time. See “Description of Company’s Securities - Optional Redemption” for more information. While we are required to pay certain prepayment premiums on or prior to September 30, 2021, if redemption occurs, you may be unable to reinvest the money you receive in the redemption at a rate that is equal to or higher than the rate of return on the Bonds.

Risks Related to This Offering and Our Corporate Structure

Because we are dependent upon GK Development and its affiliates to conduct our operations, any adverse changes in the financial health of GK Development or its affiliates or our relationship with them could hinder our operating performance and our ability to meet our financial obligations.

We are dependent on GK Development and its affiliates to manage our operations and acquire and manage our portfolio of real estate assets. Our sole manager, GK Development makes all decisions with respect to the management of our company. GK Development depends upon the fees and other compensation that it receives from us in connection with the purchase, management and sale of our properties to conduct its operations. Any adverse changes in the financial condition of GK Development or our relationship with GK Development could hinder its ability to successfully manage our operations and our portfolio of investments.

You will have no control over changes in our policies and day-to-day operations, which lack of control increases the uncertainty and risks you face as an investor in our Bonds. In addition, our sole manager and sponsor, GK Development, may change our major operational policies without your approval.

Our sole manager and sponsor, GK Development determines our major policies, including our policies regarding financing, growth, debt capitalization, and distributions. GK Development may amend or revise these and other policies without your approval. As a Bondholder, you will have no rights under the limited liability company agreement of our company, or our Operating Agreement. See “General Information as to Our Company - Operating Agreement” herein for a detailed summary of our Operating Agreement.

GK Development is responsible for the day-to-day operations of our company and the selection and management of investments and has broad discretion over the use of proceeds from this offering. Accordingly, you should not purchase our Bonds unless you are willing to entrust all aspects of the day-to-day management and the selection and management of investments to GK Development. Specifically, GK Development is controlled by Mr. Garo Kholamian as sole stockholder and sole director, and as a result, he will be able to exert significant control over our operations. Our company has no board of managers and Mr. Kholamian has exclusive control over the operations of GK Development, Inc. and our company, as our manager. As a result, we are dependent on Mr. Kholamian rather than a group of managers to properly choose investments and manage our company. In addition, GK Development may retain independent contractors to provide various services for our company, and you should note that such contractors will have no fiduciary duty to you or the other Bondholders and may not perform as expected or desired.

Bondholders will have no right to remove our manager or otherwise change our management, even if we are underperforming and not attaining our investment objectives.

Only the members of our company have the right to remove our manager, and only if our manager has made a decision to file a voluntary petition or otherwise initiate proceedings to have it adjudicated insolvent, or to seek an order for relief as debtor under the United States Bankruptcy Code (11 U.S.C. §§ 101 et seq.); to file any petition seeking any composition, reorganization, readjustment, liquidation, dissolution or similar relief under the present or any future federal bankruptcy laws or any other present or future applicable federal, state or other statute or law relative to bankruptcy, insolvency, or other relief for debtors; to seek the appointment of any trustee, receiver, conservator, assignee, sequestrator, custodian, liquidator (or other similar official) of our company or of all or any substantial part of the assets of our company, to make any general assignment for the benefit of creditors of our company, to admit in writing the inability of our company to pay its debts generally as they become due, or to declare or effect a moratorium on our company’s debt or to take any action in furtherance of any of the above proscribed actions. Bondholders will have no rights in the management of our company. As an investor in this offering, you will have no ability to remove our manager.

Our manager and its executive officers will have limited liability for, and will be indemnified and held harmless from, the losses of our company.

GK Development, our manager and its executive officers and their agents and assigns, will not be liable for, and will be indemnified and held harmless (to the extent of our company’s assets) from any loss or damage incurred by them, our company or the members in connection with the business of our company resulting from any act or omission performed or omitted in good faith, which does not constitute fraud, willful misconduct, gross negligence or breach of fiduciary duty. A successful claim for such indemnification could deplete our company’s assets by the amount paid. See “General Information as to Our Company - Operating Agreement - Indemnification” below for a detailed summary of the terms of our Operating Agreement. Our Operating Agreement is filed as an exhibit to the Offering Statement of which this Offering Circular is a part.

If we sell substantially less than all of the Bonds we are offering, the costs we incur to comply with the rules of the Securities and Exchange Commission, or the SEC, regarding financial reporting and other fixed costs will be a larger percentage of our net income and may reduce the return on your investment.

We expect to incur significant costs in maintaining compliance with the financial reporting for a Tier II Regulation A issuer and that our management will spend a significant amount of time assessing the effectiveness of our internal control over financial reporting. We do not anticipate that these costs or the amount of time our management will be required to spend will be significantly less if we sell substantially less than all of the Bonds we are offering.

Risks Related to Conflicts of Interest

Our sole manager, its executive officers and their affiliates face conflicts of interest relating to the purchase and leasing of properties, and such conflicts may not be resolved in our favor, which could limit our investment opportunities, impair our ability to make distributions and reduce the value of your investment.

We rely on GK Development to identify suitable investment opportunities. We may be buying properties at the same time as other entities that are affiliated with or sponsored by GK Development. Other programs sponsored by GK Development or its affiliates also rely on GK Development, its executive officers and their affiliates for investment opportunities. GK Development has sponsored privately offered real estate programs and may in the future sponsor privately and publicly offered real estate programs that have investment objectives similar to ours. Therefore, GK Development and its affiliates could be subject to conflicts of interest between our company and other real estate programs. Many investment opportunities would be suitable for us as well as other programs. GK Development could direct attractive investment opportunities or tenants to other entities. Such events could result in our investing in properties that provide less attractive returns or getting less attractive tenants, impairing our ability to honor our obligations under the terms of the Bonds and the value of your investment. See “Selection, Retention and Custody of Company’s Investments” and “Policies with Respect to Certain Transactions” for more information.

Payment of fees to GK Development and its affiliates will reduce cash available for investment and payment of our Bond Service Obligations.

GK Development and its affiliates perform services for us in connection with the selection and acquisition of our properties and other investments, and possibly the development, management and leasing of our properties. They are paid fees for these services, which reduces the amount of cash available for investment and for payment of our Bond Service Obligations. Although customary in the industry, the fees to be paid to GK Development and its affiliates were not determined on an arm’s-length basis. We cannot assure you that a third party unaffiliated with GK Development would not be willing to provide such services to us at a lower price. If the maximum offering amount is raised, we estimate that 2.55 % of the gross proceeds of this offering will be paid to GK Development, its affiliates and third parties for upfront fees and expenses associated with the offer and sale of the Bonds. The expenses we actually incur in connection with the offer and sale of the Bonds, excluding acquisition and origination fees and expenses, may exceed the amount we expect to incur. In addition to this, GK Development will receive a 2% acquisition fee based on the purchase price of assets acquired from non-affiliated, third party sellers, a 2% financing fee based on the amount of debt raised to acquire new assets or refinance existing assets, exclusive of any lender fees, and a 2% disposition fee based on the sales price of assets sold, exclusive of any brokerage fees. See “Selection, Retention and Custody of Company’s Investments” and “Policies with Respect to Certain Transactions” for more information.

GK Development will receive certain fees regardless of the performance of our company or an investment in the Bonds.

GK Development will receive a promoter’s fee equal to 1.88% of the gross offering proceeds, an acquisition fee equal to 2% of the purchase price of each acquired asset from non-affiliated, third party sellers, and a financing fee equal to 2% of the amount of debt raised to acquire new assets or refinance existing assets of our company. These fees will be paid regardless of our company’s success and the performance of the Bonds.

GK Development, as our manager, may increase the fees payable to it and/or its affiliates with the consent of a majority of the Bonds.

GK Development will have the power to contractually bind our company as its manager. As a result, GK Development may agree to increase the fees payable to it and/or its affiliates with the consent of a majority of the Bonds. For this purpose, a Bondholder will be deemed to have consented with respect to its Bonds if the Bondholder has not objected in writing within five (5) calendar days after the receipt of the consent request. As a result, GK Development may increase fees paid to it or its affiliates without the affirmative consent of the Bondholders.

GK Development and its affiliates, including our officers, face conflicts of interest caused by compensation arrangements with us and other programs sponsored by affiliates of GK Development, which could result in actions that are not in the long-term, best interests of our Bondholders.

GK Development and its affiliates receive fees from us. These fees could influence GK Development’s advice to us, as well as the judgment of the affiliates of GK Development who serve as our officers. Among other matters, the compensation arrangements could affect their judgment with respect to property acquisitions from, or the making of investments in, other programs sponsored by GK Development, which might entitle affiliates of GK Development to disposition fees and other possible fees in connection with its services for the seller. See “Selection, Retention and Custody of Company’s Investments” and “Policies with Respect to Certain Transactions” for more information.

Considerations relating to their compensation from other programs could result in decisions that are not in the best interests of our Bondholders, which could hurt our ability to perform our obligations due under the Bonds or result in a decline in the value of your investment.

If the competing demands for the time of GK Development, its affiliates and our officers result in them spending insufficient time on our business, we may miss investment opportunities or have less efficient operations, which could reduce our profitability and impair our ability to honor our obligations under the Bonds.

We do not have any employees. We rely on the employees of GK Development and its affiliates for the day to day operation of our business. The amount of time that GK Development and its affiliates spend on our business will vary from time to time and is expected to be greater while we are raising money and acquiring properties. GK Development and its affiliates, including our officers, have interests in other programs and engage in other business activities. As a result, they will have conflicts of interest in allocating their time between us and other programs and activities in which they are involved. Because these persons have competing interests on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and fewer resources to our business than are necessary or appropriate to manage our business. We expect that as our real estate activities expand, GK Development will attempt to hire additional employees who would devote substantially all of their time to our business. There is no assurance that GK Development will devote adequate time to our business. If GK Development suffers or is distracted by adverse financial or operational problems in connection with its operations unrelated to us, it may allocate less time and resources to our operations. If any of these things occur, our ability to honor obligations under the Bonds may be adversely affected.

Our subsidiaries have mezzanine debt held by an affiliate of our manager, and there is nothing restricting us from procuring future debt financing from affiliates of our manager.

In order to finance Lake Mead Crossing, we received financing in the form of mezzanine debt from an affiliate of our manager, GK Secured Income IV, LLC, with a current outstanding principal balance of approximately $9,968,483 and interest rate of 8% per annum. We may use offering proceeds to repay this debt. There is nothing restricting us from receiving future debt financing from affiliates of our manager to make future investments. We believe the terms of the current loan are, and any future loans from an affiliate of our manager will be, fair and at market rates for such loans. However, we cannot assure you that a third party unaffiliated with GK Development would not be willing to provide current loan financing on better terms.

Our subsidiaries have interim debt held by our manager, and there is nothing restricting us from procuring future debt financing from our manager.

In order to finance Lake Mead Crossing, we received financing in the form of interim debt from our manager with a current outstanding principal balance of approximately $648,100 and an interest rate of 7% per annum. We may use offering proceeds to repay this debt. In order to finance 2700 Ygnacio, we received financing in the form of interim debt from our manager with a current outstanding principal balance of approximately $666,000 and an interest rate of 7% per annum. We may use offering proceeds to repay this debt. There is nothing restricting us from receiving future debt financing from our manager to make future investments. We believe the terms of the current loan are, and any future loans from our manager will be, fair and at market rates for such loans. However, we cannot assure you that a third party unaffiliated with GK Development would not be willing to provide current loan financing on better terms.

Risks Related to Investments in Commercial Rental Real Estate

Our operating results may be affected by economic conditions that have an adverse impact on the commercial real estate market in general, and may cause us to be unable to realize appreciation in the value of our commercial real estate properties.

Our operating results are subject to risks generally associated with the ownership of commercial real estate, including, but not limited to changes in general economic conditions, changes in interest rates and the availability of mortgage funds that may make the sale a of commercial real estate difficult. Although we intend to hold our commercial real estate and related investments until such a time as our sole manager, GK Development, determines that a sale or other disposition appears to be advantageous to our overall investment objectives; we cannot predict the various market conditions affecting commercial real estate investments that will exist at any particular time in the future. Because of this uncertainty, we cannot assure you that we will realize any appreciation in the value of our commercial real estate properties.

Competition from other commercial rental properties for tenants could reduce our profitability and impair our ability to honor our obligations under the terms of the Bonds.

The commercial rental property industry is highly competitive. This competition could reduce occupancy levels and revenues at our commercial rental properties, which would adversely affect our operations. We face competition from many sources. We face competition from other commercial rental properties both in the immediate vicinity and in the larger geographic market where our commercial rental properties will be located. Overbuilding of commercial rental properties may occur. If so, this will increase the number of units available and may decrease occupancy and rental rates. In addition, increases in operating costs due to inflation may not be offset by increased rental rates.

Increased construction of similar properties that compete with our commercial rental properties in any particular location could adversely affect the operating results of our commercial rental properties and our cash available to honor our obligations under the terms of the Bonds.

We may acquire commercial rental properties in locations which experience increases in construction of properties that compete with our properties. This increased competition and construction could:

●	make it more difficult for us to find tenants to lease units in our commercial rental properties;

●	force us to lower our rental prices in order to lease units in our commercial properties; and/or

●	substantially reduce our revenues and cash available to honor our obligations under the terms of the Bonds.

We compete with numerous other parties or entities for commercial real estate assets and tenants and may not compete successfully.

We compete with numerous other persons or entities engaged in commercial real estate investment activities, many of which have greater resources than we do. Some of these investors may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may be willing to offer space at rates below our rates, causing us to lose existing or potential tenants.

Many of our investments will be dependent on tenants for revenue, and lease terminations could reduce our revenues from rents, resulting in the decline in the value of your investment.

The underlying value of our commercial properties and the ability to honor our obligations under the terms of the Bonds depend upon the ability of the tenants of our commercial properties to generate enough income to pay their rents in a timely manner, and the success of our investments depends upon the occupancy levels, rental income and operating expenses of our commercial properties and our company. Tenants’ inability to timely pay their rents may be impacted by employment and other constraints on their personal finances, including debts, purchases and other factors. These and other changes beyond our control may adversely affect our tenants’ ability to make lease payments. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur costs in protecting our investment and re-leasing the premises. We may be unable to re-lease the premises for the rent previously received. We may be unable to sell a commercial property with low occupancy without incurring a loss. These events and others could impair our ability to honor our obligations under the terms of the Bonds and may also cause the value of your investment to decline.

Our operating results and distributable cash flow depend on our ability to generate revenue from leasing our commercial properties to tenants on terms favorable to us.

Our operating results depend, in large part, on revenues derived from leasing space in our commercial properties. We are subject to the credit risk of our tenants, and to the extent our tenants default on their leases or fail to make rental payments we may suffer a decrease in our revenue. In addition, if a tenant does not pay its rent, we may not be able to enforce our rights as landlord without delays and we may incur substantial legal costs. We are also subject to the risk that we will not be able to lease space in our commercial properties or that, upon the expiration of leases for space located in our commercial properties, leases may not be renewed, the space may not be re-leased or the terms of renewal or re-leasing (including the cost of required renovations or concessions to customers) may be less favorable to us than current lease terms. If vacancies continue for a long period of time, we may suffer reduced revenues which would impair our ability to honor our obligations under the terms of the Bonds. In addition, the resale value of the commercial property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property. Further, costs associated with commercial real estate investment, such as real estate taxes and maintenance costs, generally are not reduced when circumstances cause a reduction in income from the investment. These events would cause a significant decrease in revenues and could impair our ability to honor our obligations under the terms of the Bonds.

Costs incurred in complying with governmental laws and regulations may reduce our net income and the cash available for distributions.

Our company and the commercial properties we own and expect to own are subject to various federal, state and local laws and regulations relating to environmental protection and human health and safety. Federal laws such as the National Environmental Policy Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Solid Waste Disposal Act as amended by the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act, the Federal Clean Air Act, the Toxic Substances Control Act, the Emergency Planning and Community Right to Know Act and the Hazard Communication Act and their resolutions and corresponding state and local counterparts govern such matters as wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials and the remediation of contamination associated with disposals. The commercial properties we acquire will be subject to the Americans with Disabilities Act of 1990 which generally requires that certain types of buildings and services be made accessible and available to people with disabilities. These laws may require us to make modifications to our properties. Some of these laws and regulations impose joint and several liability on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were illegal. Compliance with these laws and any new or more stringent laws or regulations may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. In addition, there are various federal, state and local fire, health, life-safety and similar regulations with which we may be required to comply, and which may subject us to liability in the form of fines or damages for noncompliance.

Our commercial properties may be affected by our tenants’ activities or actions, the existing condition of land when we buy it, operations in the vicinity of our commercial properties, such as the presence of underground storage tanks, or activities of unrelated third parties. The presence of hazardous substances, or the failure to properly remediate these substances, may make it difficult or impossible to sell or rent such property. Any material expenditures, fines, or damages we must pay will impair our ability to honor our obligations under the terms of the Bonds and may reduce the value of your investment.

Any uninsured losses or high insurance premiums will reduce our net income and the amount of our cash available to honor our obligations under the terms of the Bonds.

Our company will attempt to obtain adequate insurance to cover significant areas of risk to us, as a company, and to our commercial properties. However, there are types of losses at the property level, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, which are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. We may not have adequate coverage for such losses. If any of our commercial properties incur a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured damaged property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would impair our ability to honor our obligations under the terms of the Bonds.

As part of otherwise attractive properties, we may acquire some properties with existing lock out provisions, which may inhibit us from selling a commercial property, or may require us to maintain specified debt levels for a period of years on some properties.

Loan provisions could materially restrict us from selling or otherwise disposing of or refinancing commercial properties. These provisions would affect our ability to turn our investments into cash and thus affect cash available to honor our obligations under the terms of the Bonds, including if the trustee exercised its remedy to force the sale of the commercial properties we acquire. Loan provisions may prohibit us from reducing the outstanding indebtedness with respect to commercial properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties.

Loan provisions could impair our ability to take actions that would otherwise be in the best interests of the Bondholders and, therefore, may have an adverse impact on the value of your investment, relative to the value that would result if the loan provisions did not exist. In particular, loan provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our Bondholders.

If we elect to improve any vacant portions of, or redevelop, our acquired properties, such actions will expose us to additional risks beyond those associated with owning and operating commercial rental properties and could materially and adversely affect us.

We may redevelop one or more of our acquired properties or improve vacant portions of our acquired properties, including the vacant pad sites at Lake Mead Crossing. If we elect to do so, we will be subject to additional risks and our business may be adversely affect by:

●
abandonment of redevelopment or improvement opportunities after expending significant cash and other resources to determine feasibility, requiring us to expense costs incurred in connection with the abandoned project;

●	construction costs of a project exceeding our original estimates;

●	failure to complete a project on schedule or in conformity with building plans and specifications;

●	the lack of available construction financing on favorable terms or at all;

●	the lack of available permanent financing upon completion of a project initially financed through construction loans on favorable terms or at all;

●	failure to obtain, or delays in obtaining, necessary zoning, land use, building, occupancy and other required governmental permits and authorizations;

●	liability for injuries and accidents occurring during the construction process and for environmental liabilities, including those that may result from off-site disposal of construction materials;

●	our inability to comply with any build-to-suit tenant’s procurement standards and processes in place from time to time; and

●
circumstances beyond our control, including: work stoppages, labor disputes, shortages of qualified trades people, such as carpenters, roofers, electricians and plumbers, changes in laws relating to union organizing activity, lack of adequate utility infrastructure and services, our reliance on local subcontractors, who may not be adequately capitalized or insured, and shortages, delay in availability, or fluctuations in prices of, building materials.

Any of these circumstances could give rise to delays in the start or completion of, or could increase the cost of, redeveloping or improving one or more of our acquired properties. We cannot assure you that we will be able to recover any increased costs by raising our lease rates. Additionally, due to the amount of time required for planning, constructing and leasing of redevelopment projects, we may not realize a significant cash return for several years. Furthermore, any of these circumstances could hinder our growth and materially and adversely affect us. In addition, new redevelopment or improvement activities, regardless of whether or not they are ultimately successful, typically require substantial time and attention from management.

General Risks Related to Real Estate-Related Investments

If we make or invest in mortgage loans as part of our plan to acquire the underlying property, our mortgage loans may be affected by unfavorable real estate market conditions, including interest rate fluctuations, which could decrease the value of those loans and the return on your investment.

If we make or invest in mortgage loans, we will be at risk of defaults by the borrowers on those mortgage loans as well as interest rate risks. To the extent we incur delays in liquidating such defaulted mortgage loans; we may not be able to obtain sufficient proceeds to repay all amounts due to us under the mortgage loan. Further, we will not know whether the values of the properties securing the mortgage loans will remain at the levels existing on the dates of origination of those mortgage loans. If the values of the underlying properties fall, our risk will increase because of the lower value of the security associated with such loans.

Investments in real estate-related securities will be subject to specific risks relating to the particular issuer of the securities and may be subject to the general risks of investing in subordinated real estate securities, which may result in losses to us.

We may invest in real estate related securities of both publicly traded and private real estate companies. Issuers of real estate related equity securities generally invest in real estate or real estate related assets and are subject to the inherent risks associated with real estate related investments discussed in this Offering Circular, including risks relating to rising interest rates.

Real estate-related securities are often unsecured and also may be subordinated to other obligations of the issuer. As a result, investments in real estate-related securities are subject to risks of: (1) limited liquidity in the secondary trading market in the case of unlisted or thinly traded securities; (2) subordination to the prior claims of banks and other senior lenders to the issuer; (3) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to reinvest redemption proceeds in lower yielding assets; (4) the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations and (5) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic slowdown or downturn. These risks may adversely affect the value of outstanding real estate-related securities and the ability of the issuers thereof to repay principal and interest or make distribution payments.

Investments in real estate-related securities may be illiquid, and we may not be able to adjust our portfolio in response to changes in economic and other conditions.

If we invest in certain real estate-related securities that we may purchase in connection with privately negotiated transactions, they will not be registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. As a result, our ability to vary our long-term stabilized portfolio in response to changes in economic and other conditions may be relatively limited. The subordinated and bridge loans we may purchase will be particularly illiquid investments due to their short life. Moreover, in the event of a borrower’s default on an illiquid real estate security, the unsuitability for securitization and potential lack of recovery of our investment could pose serious risks of loss to our investment portfolio.

Delays in restructuring or liquidating non-performing real estate-related securities could reduce our ability to honor our obligations under the Bonds.

If we invest in real estate-related securities, they may become non-performing after acquisition for a wide variety of reasons. Such non-performing real estate investments may require a substantial amount of workout negotiations and/or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial write down of such loan or asset. However, even if a restructuring is successfully accomplished, upon maturity of such real estate security, replacement “takeout” financing may not be available. We may find it necessary or desirable to foreclose on some of the collateral securing one or more of our investments. Intercreditor provisions may substantially interfere with our ability to do so. Even if foreclosure is an option, the foreclosure process can be lengthy and expensive. Borrowers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses, including, without limitation, lender liability claims and defenses, in an effort to prolong the foreclosure action. In some states, foreclosure actions can take up to several years or more to litigate. At any time during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and may result in disrupting ongoing leasing and management of the property. Foreclosure actions by senior lenders may substantially affect the amount that we may receive from an investment.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we are subject to registration under the Investment Company Act, we will not be able to continue our business.

Neither we, nor any of our subsidiaries intend to register as an investment company under the Investment Company Act. We expect that our subsidiaries’ investments in real estate will represent the substantial majority of our total asset mix, which would not subject us to the Investment Company Act. In order to maintain an exemption from regulation under the Investment Company Act, we intend to engage, through our wholly-owned and majority-owned subsidiaries, primarily in the business of buying real estate, and these investments must be made within a year after this offering ends. If we are unable to invest a significant portion of the proceeds of this offering in properties within one year of the termination of this offering, we may avoid being required to register as an investment company by temporarily investing any unused proceeds in government securities with low returns, which would reduce the cash available for fulfilling our obligations under the Bonds.

We expect that most of our assets will be held through wholly-owned or majority-owned subsidiaries of our company. We expect that most of these subsidiaries will be outside the definition of investment company under Section 3(a)(1) of the Investment Company Act as they are generally expected to hold at least 60% of their assets in real property or in entities that they manage or co-manage that own real property. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. We believe that we, and our subsidiaries, will not fall within either definition of investment company as we intend to invest primarily in real property, through our wholly-owned or majority-owned subsidiaries, the majority of which we expect to have at least 60% of their assets in real property or in entities that they manage or co-manage that own real property. As these subsidiaries would be investing either solely or primarily in real property, they would be outside of the definition of “investment company” under Section 3(a)(1) of the Investment Company Act. We are organized as a holding company that conducts its businesses primarily through its subsidiaries. Both we and our operating partnership intend to conduct our operations so that they comply with the 40% test. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe that neither we nor our subsidiaries will be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because neither we nor the operating partnership will engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through wholly-owned or majority-owned subsidiaries, we will be primarily engaged in the non-investment company businesses of these subsidiaries.

In the event that the value of investment securities held by the subsidiaries of our company were to exceed 40%, we expect our subsidiaries to be able to rely on the exclusion from the definition of “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires each of our subsidiaries relying on this exception to invest at least 55% of its portfolio in “mortgage and other liens on and interests in real estate,” which we refer to as “qualifying real estate assets” and maintain at least 80% of its assets in qualifying real estate assets or other real estate-related assets. The remaining 20% of the portfolio can consist of miscellaneous assets. What we buy and sell is therefore limited to these criteria. How we determine to classify our assets for purposes of the Investment Company Act will be based in large measure upon no action letters issued by the SEC staff in the past and other SEC interpretive guidance. These no action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. Pursuant to this guidance, and depending on the characteristics of the specific investments, certain mortgage loans, participations in mortgage loans, mortgage-backed securities, mezzanine loans, joint venture investments and the equity securities of other entities may not constitute qualifying real estate assets and therefore investments in these types of assets may be limited. No assurance can be given that the SEC will concur with our classification of our assets. Future revisions to the Investment Company Act or further guidance from the SEC may cause us to lose our exclusion from registration or force us to re-evaluate our portfolio and our investment strategy. Such changes may prevent us from operating our business successfully.

In the event that we, or our subsidiaries, were to acquire assets that could make either our company or the respective subsidiary fall within the definition of investment company under Section 3(a)(1) of the Investment Company Act, we believe that we would still qualify for an exclusion from registration pursuant to Section 3(c)(6). Section 3(c)(6) excludes from the definition of investment company any company primarily engaged, directly or through majority-owned subsidiaries, in one or more of certain specified businesses. These specified businesses include the business described in Section 3(c)(5)(C) of the Investment Company Act. It also excludes from the definition of investment company any company primarily engaged, directly or through majority-owned subsidiaries, in one or more of such specified businesses from which at least 25% of such company’s gross income during its last fiscal year is derived, together with any additional business or businesses other than investing, reinvesting, owning, holding, or trading in securities. Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), we believe that we and subsidiaries may rely on Section 3(c)(6) if 55% of the assets of our operating partnership consist of, and at least 55% of the income of our subsidiaries is derived from, qualifying real estate assets owned by wholly-owned or majority-owned subsidiaries of our operating partnership.

To ensure that neither we, nor our subsidiaries, are required to register as an investment company, each entity may be unable to sell assets they would otherwise want to sell and may need to sell assets they would otherwise wish to retain. In addition, we or our subsidiaries may be required to acquire additional income or loss-generating assets that we might not otherwise acquire or forego opportunities to acquire interests in companies that we would otherwise want to acquire. Although we and our subsidiaries intend to monitor our portfolio periodically and prior to each acquisition or disposition, any of these entities may not be able to maintain an exclusion from registration as an investment company. If we or our subsidiaries are required to register as an investment company but fail to do so, the unregistered entity would be prohibited from engaging in our business, and criminal and civil actions could be brought against such entity. In addition, the contracts of such entity would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of the entity and liquidate its business.

Risks Associated with Debt Financing

We use debt financing to acquire properties and otherwise incur other indebtedness, which increases our expenses and could subject us to the risk of losing properties in foreclosure if our cash flow is insufficient to make loan payments.

We are permitted to acquire real properties and other real estate-related investments including entity acquisitions by assuming either existing financing secured by the asset or by borrowing new funds. In addition, we may incur or increase our mortgage debt by obtaining loans secured by some or all of our assets to obtain funds to acquire additional investments or to pay our Bond Service Obligations under our Bonds. If we mortgage a property and have insufficient cash flow to service the debt, we risk an event of default which may result in our lenders foreclosing on the properties securing the mortgage.

High levels of debt or increases in interest rates could increase the amount of our loan payments, which could reduce our ability to honor our obligations under the terms of the Bonds.

Our policies do not limit us from incurring debt. High debt levels could cause us to incur higher interest charges, result in higher debt service payments, and may be accompanied by restrictive covenants. Interest we pay reduces cash available to honor our obligations under the terms of the Bonds. Additionally, with respect to any variable rate debt, increases in interest rates may increase our interest costs, which would reduce our cash flow and our ability to honor our obligations under the terms of the Bonds. In addition, if we need to repay debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments and could result in a loss. In addition, if we are unable to service our debt payments, our lenders may foreclose on our interests in the real property that secures the loans we have entered.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flow from operations and restrict our ability to honor our obligations under the terms of the Bonds.

Our ability to acquire properties or to make capital improvements to or remodel properties will depend on our ability to obtain debt or equity financing from third parties or the sellers of properties. If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. We may be unable to refinance properties. If any of these events occur, our cash flow would be reduced. This, in turn, would reduce cash available to honor our obligations under the terms of the Bonds and may hinder our ability to raise additional funds from capital contributions, additional bonds or borrowing more money.

We use mezzanine financing to acquire properties, which increases our expenses and could reduce our ability to honor our obligations under the terms of the Bonds.

Our policies do not limit us from incurring mezzanine debt. Mezzanine debt generally carries higher interest rates and could result in higher debt service payments, and may be accompanied by restrictive covenants. Interest we pay reduces cash available to honor our obligations under the terms of the Bonds. In addition, if we are unable to service our mezzanine debt payments, our mezzanine lenders may foreclose on our ownership interests securing such mezzanine loans. Some of our mezzanine financing may come from affiliates. See “Certain Relationships and Related Transactions – Mezzanine Debt.”

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to honor our obligations under the terms of the Bonds.

When providing financing, a lender may impose restrictions on us that affect our operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage, or replace our manager. These or other limitations may limit our flexibility and prevent us from achieving our operating goals. Prepayment penalties or defeasance requirements required by lenders may make it economically infeasible for our trustee to exercise the forced sale remedy regarding our acquired properties.

Our ability to obtain financing on reasonable terms would be impacted by negative capital market conditions.

Recently, domestic and international financial markets have experienced unusual volatility and uncertainty. Although this condition occurred initially within the “subprime” single family mortgage lending sector of the credit market, liquidity has tightened in overall financial markets, including the investment grade debt and equity capital markets. Consequently, there is greater uncertainty regarding our ability to access the credit market in order to attract financing on reasonable terms. Investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure financing on reasonable terms, if at all.

Interest-only indebtedness may increase our risk of default and ultimately may reduce our ability to honor our obligations under the terms of the Bonds.

We may finance our property acquisitions using interest-only mortgage indebtedness. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump sum or “balloon” payment at maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. If the mortgage loan has an adjustable interest rate, the amount of our scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments will reduce the funds available to honor our obligations under the Bonds because cash otherwise available for payment will be required to pay principal and interest associated with these mortgage loans.

To hedge against interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective, may reduce the overall financial benefit of your investment, and may expose us to the credit risk of counterparties.

We may use derivative financial instruments to hedge exposures to interest rate fluctuations on loans secured by our assets and investments in collateralized mortgage-backed securities. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from time to time.

To the extent that we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to financing, basis risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We intend to manage credit risk by dealing only with major financial institutions that have high credit ratings. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. We intend to manage basis risk by matching, to a reasonable extent, the contract index to the index upon which the hedged asset or liability is based. Finally, legal enforceability risks encompass general contractual risks, including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. We intend to manage legal enforceability risks by ensuring, to the best of our ability, that we contract with reputable counterparties and that each counterparty complies with the terms and conditions of the derivative contract. If we are unable to manage these risks effectively, our results of operations, financial condition and ability to honor our obligations under the terms of the Bonds.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting the underwriting compensation and offering costs and expenses payable by us, will be approximately $44,650,000, assuming that the maximum amount of Bonds are purchased and issued. We intend to use the net proceeds from this offering to pay down existing indebtedness and acquire properties in our target asset classes. The remaining proceeds will be used to pay fees and expenses of this offering, and fees and expenses related to selection and acquisition of investments. If we do not sell the maximum number of Bonds, our net proceeds from the offering will be reduced; however, we will still use net proceeds from the offering to pay down existing indebtedness and acquire properties in our target asset class. A summary of the anticipated use of the proceeds is below:

	Maximum Offering
	Amount	Percent

Gross offering proceeds	$50,000,000	100.00%
Less offering expenses:
Selling commissions and Managing Broker-Dealer Fee (1)	$4,000,000	8.00%
Due Diligence Expense Reimbursements (2)	$60,000	0.12%
Organization and offering expenses (3)	$275,000	0.55%
Less Promotional Fee (4)	$940,000	1.88%
Less Blue-Sky Filing Fees	$75,000	0.15%
Amount available for investment (5)	$44,650,000	89.30%
______________
(1)
Includes selling commissions equal to 5% of aggregate gross offering proceeds and a Managing Broker-Dealer Fee of up to 3% of aggregate gross offering proceeds, both of which are payable to the Managing Broker-Dealer. Our Managing Broker-Dealer, in its sole discretion, intends to reallow selling commissions of up to 5% of aggregate gross offering proceeds to unaffiliated broker-dealers participating in this offering attributable to the amount of Bonds sold by them. Our Managing-Broker Dealer shall be entitled to retain, out of the Managing Broker-Dealer Fee, an amount equal to 0.57% of the gross proceeds of the offering. JCC may re-allow and pay to wholesalers and other participants in the offering up to the entirety of the remaining 2.43% portion of the Managing Broker-Dealer Fee. Any amount of the Managing Broker-Dealer Fee in excess of the 0.57% JCC is entitled to retain that is not re-allowed shall be returned to the Issuer. See “Plan of Distribution” in this Offering Circular for a description of such provisions.

(2)
We have agreed to pay up to $60,000 in due diligence expense reimbursements to our Managing Broker-Dealer, which it may reallow to participating broker dealers. To date, we have paid $6,312 in due diligence expense reimbursements to our Managing Broker-Dealer.

(3)
Organization and offering expenses include all expenses (other than those listed in the chart) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charge of our escrow holder, and amounts to reimburse our manager for its portion of the salaries of the employees of its affiliates who provide services to our manager and other costs in connection with administrative oversight of the offering and marketing process and preparing supplemental sales materials, holding educational conferences and attending retail seminars conducted by broker-dealers. As of the date of this Offering Circular, organization and offering expenses total $275,000. Start-up and organization costs will be expensed as incurred and syndication costs will be reflected as a reduction of member’s equity and will be allocated to the member’s capital accounts upon the sale or liquidation of our company. Our manager will not be reimbursed for the direct payment of such organization and offering expenses that exceed 0.55% of the aggregate gross proceeds of this offering over the life of the offering. We will not reimburse our manager for any portion of the salaries and benefits to be paid to its executive officers named in “Directors and Executive Officers.”

(4)
We will pay our manager, a 1.88% promotional fee for its services in organizing and structuring this offering. The fee will be paid following each closing of this offering. To date, we have paid our manager $98,888 as a promotional fee.

(5)
Until required in connection with the acquisition of properties, substantially all of the net proceeds of the offering and, thereafter, any working capital reserves we may have, may be invested in short-term, highly-liquid investments, including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts. Funds available for investment may be used to acquire or invest in new properties, pay down existing indebtedness (including debt held by affiliates) or for certain development related costs consistent with our business plan. See “Certain Relationships and Related Transactions – Mezzanine Debt” and “Certain Relationships and Related Transactions – Interim Debt” for more details regarding current indebtedness that may be paid down using offering proceeds.

If we sell substantially less than the maximum offering amount and are unable to acquire properties with the proceeds from this offering and conventional mortgage debt, then we may use all of the proceeds from this offering to pay down and manage our existing debt and future debt used to acquire properties.

With the proceeds of this offering we may pay down our existing mezzanine debt associated with the acquisition of Lake Mead Crossing. Lake Mead Parent, LLC, the owner of Lake Mead Partners, LLC and Lake Mead Development, LLC received mezzanine debt to purchase Lake Mead Crossing from an affiliate of our manager, GK Secured Income IV, LLC, or GKSI IV. Lake Mead Parent and Lake Mead Development are wholly-owned subsidiaries of our company. Under the promissory note, Lake Mead Parent, LLC and Lake Mead Development, LLC can borrow up to $10,500,000 at 8% interest. The mezzanine loan requires monthly interest payments only. The loan matures on November 12, 2018. Currently, the mezzanine loan has an outstanding principal of approximately $9,968,483. GKSI IV was funded by independent, third party investors. Pursuant to the terms of their investments and the promissory note for the mezzanine loan, if the mezzanine loan is prepaid, which results in GKSI IV being obligated to pay a yield maintenance fee to the members of GKSI IV, Lake Mead Partners, LLC and Lake Mead Development, LLC will be obligated to pay to GKSI IV an amount equal to such yield maintenance fee. If the yield maintenance fee becomes payable (a) during the first year that a member holds a unit in GKSI IV, the yield maintenance fee will be an amount equal to 12% per annum on the repayment amounts for the remainder of such year after the repayment date; (b) during the second year that a member holds a unit, the yield maintenance fee will be an amount equal to 13% per annum on the repayment amounts for the remainder of such year after the repayment date; or (c) during the third year that the member holds a unit, the yield maintenance fee will be an amount equal to 14% per annum on the repayment amounts for the remainder of such year after the repayment date. In the event that the loan is prepaid within the first twelve months, Lake Mead Partners, LLC and Lake Mead Development, LLC would be obligated to pay a prepayment penalty of approximately $2,755,000, in the aggregate. This amount has been measured as of December 31, 2016 using a 12% per annum rate for the first year and a 13% per annum rate for the second year.

With the proceeds of this offering, we may pay down our existing interim debt associated with the acquisitions of Lake Mead Crossing and 2700 Ygnacio. Lake Mead Partners, LLC received an interim loan from our manager in the amount of $2,608,100 in connection with our acquisition of Lake Mead Crossing. The interim loan carries interest of 7% until the loan is called by our manager. After the loan is called, the interest rate will increase to 8%. Our manager may call the loan at any time and in its sole discretion. Currently, this interim loan has an outstanding principal of approximately $648,100.

2700 Ygnacio Partners, LLC received an interim loan from our manager in the amount of $2,305,000 in connection with our acquisition of 2700 Ygnacio. The interim loan carries interest of 7% until the loan is called by our manager. After the loan is called, the interest rate will increase to 8%. Our manager may call the loan at any time and in its sole discretion. Currently, this interim loan has an outstanding principal of approximately $666,000.

PLAN OF DISTRIBUTION

Who May Invest

As a Tier II, Regulation A offering, investors must comply with the 10% limitation to investment in the offering, as prescribed in Rule 251. The only investor in this offering exempt from this limitation is an accredited investor, an “Accredited Investor,” as defined under Rule 501 of Regulation D. If you meet one of the following tests you qualify as an Accredited Investor:

(i)
You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)
You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase the Bonds (please see below on how to calculate your net worth);

(iii)	You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv)
You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Bonds, with total assets in excess of $5,000,000;

(v)
You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, as amended, the Investment Company Act, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)
You are a trust with total assets in excess of $5,000,000, your purchase of the Bonds is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Bonds; or

(viii)
You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your net worth, Net Worth is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the donor or grantor is the fiduciary and fiduciary directly or indirectly provides funds for the purchase of the Bonds.

Determination of Suitability

The Selling Group Members and registered investment advisors recommending the purchase of Bonds in this offering have the responsibility to make every reasonable effort to determine that your purchase of Bonds in this offering is a suitable and appropriate investment for you based on information provided by you regarding your financial situation and investment objectives. In making this determination, these persons have the responsibility to ascertain that you:

●	meet the minimum income and net worth standards set forth under “Plan of Distribution – Who May Invest” above;

●	can reasonably benefit from an investment in our Bonds based on your overall investment objectives and portfolio structure;

●	are able to bear the economic risk of the investment based on your overall financial situation;

●	are in a financial position appropriate to enable you to realize to a significant extent the benefits described in this offering circular of an investment in our Bonds; and

●	have apparent understanding of:

●	the fundamental risks of the investment;

●	the risk that you may lose your entire investment;

●	the lack of liquidity of our Bonds;

●	the restrictions on transferability of our Bonds; and

●	the tax consequences of your investment.

Relevant information for this purpose will include at least your age, investment objectives, investment experience, income, net worth, financial situation, and other investments as well as any other pertinent factors. The Selling Group Members and registered investment advisors recommending the purchase of Bonds in this offering must maintain, for a six-year period, records of the information used to determine that an investment in Bonds is suitable and appropriate for you.

The Offering

We are offering a maximum of $50,000,000 of Bonds to the public through our Managing Broker-Dealer at a price of $1,000.00 per Bond. As of the date of this Offering Circular, we have sold 5,260 Bonds, or $5,260,000, in the offering.

Our manager has arbitrarily determined the selling price of the Bonds and such price bears no relationship to our book or asset values, or to any other established criteria for valuing issued or outstanding Bonds.

The Bonds are being offered on a “best efforts” basis, which means generally that the Managing Broker-Dealer is required to use only its best efforts to sell the Bonds and it has no firm commitment or obligation to purchase any of the Bonds. The offering will continue until the Offering Termination. Our company will conduct closings in this offering at its discretion, the Closing Dates and each, a Closing Date, until the Offering Termination. On the Closing Dates, offering proceeds for that closing will be disbursed to our company and the respective Bonds will be issued to investors in the offering, or the Bondholders. The offering is being made on a best-efforts basis through JCC, our Managing Broker-Dealer.

Managing Broker-Dealer and Compensation We Will Pay for the Sale of Our Bonds

Our Managing Broker-Dealer will receive selling commissions of 5% of the gross offering proceeds. Our Managing Broker-Dealer also will receive a Managing Broker-Dealer Fee of up to 3% of the aggregate gross offering proceeds as compensation for acting as the Managing Broker-Dealer. Our Managing Broker-Dealer shall be entitled to retain, out of the Managing Broker-Dealer Fee, an amount equal to 0.57% of the gross proceeds of the offering. In addition, our Managing Broker-Dealer may reallow all or a portion of selling commissions to Selling Group Members. Additionally, we have agreed to pay up to $60,000, in due diligence expense reimbursements to our Managing Broker-Dealer, which it may reallow to participating broker-dealers. Total underwriting compensation to be received by or paid to participating FINRA member broker-dealers, including commissions, Managing Broker-Dealer Fee, and reimbursed due diligence expenses of broker-dealers will not exceed 8.12% of proceeds raised with the assistance of those participating FINRA member broker-dealers.

Set forth below is a table indicating the estimated compensation and expenses that will be paid in connection with the offering to our Managing Broker-Dealer.

	Per Bond	Total Maximum
Offering:
Price to public	$1,000.00	$50,000,000
Less selling commissions	$50.00	$2,500,000
Less Managing Broker-Dealer Fee	$30.00	$1,500,000
Less Due Diligence Expense Reimbursements	$1.20	$60,000
Remaining Proceeds	$918.80	$45,940,000

We have agreed to indemnify our Managing Broker-Dealer, the Selling Group Members and selected registered investment advisors, against certain liabilities arising under the Securities Act. However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable.

Included within the compensation described above and not in addition to, our manager may pay certain costs associated with the sale and distribution of our Bonds, including salaries of wholesalers. We will not reimburse our manager for such payments. Nonetheless, such payments will be deemed to be “underwriting compensation” by FINRA. In accordance with the rules of FINRA, the table above sets forth the nature and estimated amount of all items that will be viewed as “underwriting compensation” by FINRA that are anticipated to be paid by us and our sponsor in connection with the offering. The amounts shown assume we sell all of the Bonds offered hereby and that all Bonds are sold in our offering through Selling Group Members, which is the distribution channel with the highest possible selling commissions and a Managing Broker-Dealer Fee.

It is illegal for us to pay or award any commissions or other compensation to any person engaged by you for investment advice as an inducement to such advisor to advise you to purchase any of our Bonds; however, nothing herein will prohibit a registered broker-dealer or other properly licensed person from earning a sales commission in connection with a sale of the Bonds.

Discounts for Bonds Purchased by Certain Persons

We may pay reduced or no selling commissions and/or Managing Broker-Dealer Fees in connection with the sale of Bonds in this offering to:

●	registered principals or representatives of our dealer-manager or a participating broker (and immediate family members of any of the foregoing persons);

●
our employees, officers and directors or those of our manager, or the affiliates of any of the foregoing entities (and the immediate family members of any of the foregoing persons), any benefit plan established exclusively for the benefit of such persons or entities, and, if approved by our board of directors, joint venture partners, consultants and other service providers;

●
clients of an investment advisor registered under the Investment Advisers Act of 1940 or under applicable state securities laws (other than any registered investment advisor that is also registered as a broker-dealer, with the exception of clients who have “wrap” accounts which have asset based fees with such dually registered investment advisor/broker-dealer); or

●	persons investing in a bank trust account with respect to which the authority for investment decisions made has been delegated to the bank trust department.

For purposes of the foregoing, “immediate family members” means such person’s spouse, parents, children, brothers, sisters, grandparents, grandchildren and any such person who is so related by marriage such that this includes “step-” and “-in-law” relations as well as such persons so related by adoption. In addition, participating brokers contractually obligated to their clients for the payment of fees on terms inconsistent with the terms of acceptance of all or a portion of the selling commissions and/or Managing Broker-Dealer Fees may elect not to accept all or a portion of such compensation. In that event, such Bonds will be sold to the investor at a per Bond purchase price, net of all or a portion of selling commissions and/or Managing Broker-Dealer Fees. All sales must be made through a registered broker-dealer participating in this offering, and investment advisors must arrange for the placement of sales accordingly. The net proceeds to us will not be affected by reducing or eliminating selling commissions and/or Managing Broker-Dealer Fees payable in connection with sales to or through the persons described above. Purchasers purchasing net of some or all of the selling commissions and Managing Broker-Dealer Fees will receive Bonds in principal amount of $1,000 per Bond purchased.

Either through this offering or subsequently on any secondary market, affiliates of our company may buy bonds if and when they choose. There are no restrictions to these purchases. Affiliates that become Bondholders will have rights on parity with all other Bondholders.

How to Invest

Subscription Agreement

All investors will be required to complete and execute a subscription agreement in the form filed as an exhibit to the Offering Statement of which this Offering Circular is a part. The subscription agreement is available from your registered representative or financial adviser and should be delivered to GK Investment Holdings, LLC, c/o Great Lakes Fund Solutions at 500 Park Avenue, Suite 114, Lake Villa, Illinois 60046, together with payment in full by check or wire of your subscription purchase price in accordance with the instructions in the subscription agreement. We anticipate that we will hold closings for purchases of the Bonds on a semi-monthly or monthly basis.

Proceeds will be held with the escrow agent in an escrow account subject to compliance with Exchange Act Rule 15c2-4 until closing occurs. Our Managing Broker-Dealer and/or the Selling Group Members will submit a subscriber’s form(s) of payment in compliance with Exchange Act Rule 15c2-4, generally by noon of the next business day following receipt of the subscriber’s subscription agreement and form(s) of payment.

You will be required to represent and warrant in your subscription agreement that you are an accredited investor as defined under Rule 501 of Regulation D or that your investment in the Bonds does not exceed 10% of your net worth or annual income, whichever is greater, if you are a natural person, or 10% of your revenues or net assets, whichever is greater, calculated as of your most recent fiscal year if you are a non-natural person. By completing and executing your subscription agreement you will also acknowledge and represent that you have received a copy of this Offering Circular, you are purchasing the Bonds for your own account and that your rights and responsibilities regarding your Bonds will be governed by the indenture and the form of global bond certificate each filed as an exhibit to the Offering Statement of which this Offering Circular is a part.

Book-Entry, Delivery and Form

All Bonds are being issued to investors in book-entry only format and will be represented by global bond certificates, or certificates, deposited with a nominee holder. The nominee holders are: (i) the Depository Trust Company, or DTC, or its nominee Cede & Co. for purchasers purchasing through DTC participants; and (ii) Direct Transfer LLC, or Direct Transfer, for purchasers not purchasing through a DTC Participant.

We have gained eligibility for the Bonds to be issued and held through the book-entry systems and procedures of DTC and intend for all Bonds purchased through DTC participants to be held via DTC’s book-entry systems and to be represented by certificates registered in the name of Cede & Co. (DTC’s nominee). For investors not purchasing through a DTC participant, the certificates representing their Bonds will be registered in the name of, and held by Direct Transfer. We may, in our sole discretion, alter the nominee for Bonds sold without a DTC participant.

So long as nominees as described above are the registered owners of the certificates representing the Bonds, such nominees will be considered the sole owners and holders of the Bonds for all purposes of the Bonds and the Indenture. Owners of beneficial interests in the Bonds will not be entitled to have the certificates registered in their names, will not receive or be entitled to receive physical delivery of the Bonds in definitive form and will not be considered the owners or holders under the Indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the Indenture. Accordingly, each person owning a beneficial interest in a Bond registered to DTC or its nominee must rely on either the procedures of DTC or its nominee on the one hand, and, if such entity is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a Bondholder. Purchasers owning a beneficial interest in a Bond registered to Direct Transfer, or another nominee holder as selected by our company, will rely on the procedures of Direct Transfer or such nominee holder in order exercise its rights a Bondholder.

As a result:

●	you will not be entitled to receive a certificate representing your interest in the Bonds;

●
all references in this Offering Circular to actions by Bondholders will refer to actions taken by DTC upon instructions from its direct participants, or by Direct Transfer by Bondholders holding beneficial interests in the Bonds registered in its name; and

●
all references in this Offering Circular to payments and notices to Bondholders will refer either to (i) payments and notices to DTC or Cede & Co. for distribution to you in accordance with DTC procedures, or (ii) payments and notices to Direct Transfer or such other nominee holder for distribution to you in accordance with their applicable procedures.

The Depository Trust Company

We have obtained the information in this section concerning DTC and its book-entry systems and procedures from sources that we believe to be reliable. The description of the clearing system in this section reflects our understanding of the rules and procedures of DTC as they are currently in effect. DTC could change its rules and procedures at any time.

DTC will act as securities depositary for the Bonds registered in the name of its nominee, Cede & Co. DTC is:

●	a limited-purpose trust company organized under the New York Banking Law;

●	a “banking organization” under the New York Banking Law;

●	a member of the Federal Reserve System;

●	a “clearing corporation” under the New York Uniform Commercial Code; and

●	a “clearing agency” registered under the provisions of Section 17A of the Exchange Act.

DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

Purchases of Bonds under DTC’s system must be made by or through direct participants, which will receive a credit for the Bonds on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the Bonds are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Bonds.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Direct Transfer LLC

All Bonds not purchased through a DTC participant will be registered in the name of Direct Transfer. Direct Transfer is a Delaware corporation. Direct purchasers of Bonds registered through Direct Transfer will receive a credit for Bonds on Direct Transfer’s records. Beneficial owners registered through Direct Transfer will receive written confirmation from UMB Bank, our Bond registrar, upon closing of their purchases. Transfers of Bonds registered to Direct Transfer will be accomplished by entries made on the books of UMB Bank at the behest of Direct Transfer acting on behalf of its beneficial holders.

Book-Entry Format

Under the book-entry format, UMB Bank, as our paying agent, will pay interest or principal payments to Cede & Co., as nominee of DTC, and to Direct Transfer. DTC will forward all payments it receives to the direct participants, who will then forward the payment to the indirect participants or to you as the beneficial owner. Direct Transfer will forward payments directly to beneficial owners of Bonds registered to Direct Transfer. You may experience some delay in receiving your payments under this system. Neither we, the trustee, nor any paying agent or sub-paying agent has any direct responsibility or liability for the payment of principal or interest on the Bonds to owners of beneficial interests in the certificates.

DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the Bonds. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes on your behalf. We and the trustee under the Indenture have no responsibility for any aspect of the actions of DTC or any of its direct or indirect participants or of Direct Transfer or Great Lakes. In addition, we and the trustee under the Indenture have no responsibility or liability for any aspect of the records kept by DTC or any of its direct or indirect participants or Direct Transfer or Great Lakes relating to or payments made on account of beneficial ownership interests in the Bonds or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We also do not supervise these systems in any way.

The trustee will not recognize you as a Bondholder under the Indenture, and you can only exercise the rights of a Bondholder indirectly through DTC and its direct participants or through Direct Transfer, as applicable. DTC has advised us that it will only take action regarding a Bond if one or more of the direct participants to whom the Bond is credited directs DTC to take such action and only in respect of the portion of the aggregate principal amount of the Bonds as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants. Your ability to pledge Bonds, and to take other actions, may be limited because you will not possess a physical certificate that represents your Bonds.

If the global bond certificate representing your Bonds is held by DTC, conveyance of notices and other communications by the trustee to the beneficial owners, and vice versa, will occur via DTC. The trustee will communicate directly with DTC. DTC will then communicate to direct participants. The direct participants will communicate with the indirect participants, if any. Then, direct participants and indirect participants will communicate to beneficial owners. Such communications will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

If the global bond certificate representing your Bonds is held by Direct Transfer, conveyance of notices and other communications by the trustee to the beneficial owners, and vice versa, will occur via Direct Transfer. The trustee will communicate directly with Direct Transfer, which will communicate directly or through Great Lakes Fund Solutions, who may be designated by Direct Transfer to handle investor communications on its behalf, with the beneficial owners.

The Trustee

UMB Bank has agreed to be the trustee under the Indenture. The Indenture contains certain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions with us and our affiliates.

The Indenture provides that in case an Event of Default (as defined herein) specified in the Indenture shall occur and not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Bondholder, unless the Bondholder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Resignation or Removal of the Trustee.

The trustee may resign at any time, or may be removed by the holders of a majority of the principal amount of then-outstanding Bonds. In addition, upon the occurrence of contingencies relating generally to the insolvency of the trustee, we may remove the trustee or a court of competent jurisdiction may remove the trustee upon petition of a holder of certificates. However, no resignation or removal of the trustee may become effective until a successor trustee has been appointed.

We are offering the Bonds pursuant to an exemption to the Trust Indenture Act of 1939, or the Trust Indenture Act. As a result, investors in our Bonds will not be afforded the benefits and protections of the Trust Indenture Act. However, in certain circumstances, our Indenture makes reference to the substantive provisions of the Trust Indenture Act.

Registrar and Paying Agent

We have designated UMB Bank as paying agent for the Bonds and Direct Transfer as sub-paying agent in respect of Bonds registered to it. UMB Bank will also act as registrar for the Bonds. The Bonds will be issued in book-entry form only, evidenced by global certificates, as such, payments will be made to DTC, its nominee or to Direct Transfer.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

We are focused on acquiring income producing commercial rental properties for the purpose of holding and operating the acquired properties, and if the need arises, to redevelop the rental properties for an alternative use other than the intended use at the time of acquisition. We expect that most of the acquired assets will be held through wholly- owned or majority-owned subsidies and the assets will be acquired by assuming either existing financing secured by the asset or by borrowing new funds.

We filed an offering statement on Form 1-A with the United States Securities and Exchange Commission, or the SEC, on December 23, 2015, which offering statement was qualified by the SEC on September 30, 2016. Pursuant to the offering statement, we are offering up to a maximum of $50,000,000 of 7% unsecured bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. Assuming that the maximum amount of Bonds purchased and issued, we anticipate that the net proceeds will be $44,650,000 and will be used to pay down existing indebtedness and acquire rental properties in our target asset class. As of June 30, 2017, we had sold $4,819,000 of Bonds and under our current offering statement, we are permitted to continue to sell Bonds through September 30, 2017. We intend to file a post-qualification amendment to the offering statement prior to expiration of the offering period that will, among other things, extend the offering until September 30, 2018.

We are managed by GK Development, Inc., or GK Development, a real estate acquisition, development and management company located in Barrington, Illinois, formed in 1994. We benefit from GK Development’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning and selling.

Lake Mead Crossing

On November 12, 2015, we acquired, through wholly-owned subsidiaries, a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, for a total purchase price of $42,065,000, excluding prorations. Upon acquisition, Lake Mead Crossing consisted of multiple buildings aggregating approximately 221,200 square feet of rentable commercial space. Lake Mead Crossing is part of a larger shopping center shadow anchored by a Target consisting of approximately 152,000 square feet. Lake Mead Crossing is owned by two of our subsidiaries, Lake Mead Partners, LLC, or LM Partners, and Lake Mead Development, LLC, or LM Development. Lake Mead Parent, LLC, or LM Parent, which is our wholly-owned subsidiary, is the sole member of LM Partners. Upon acquisition, LM Partners owned a portion of Lake Mead Crossing, consisting of approximately 155,100 square feet of rentable commercial space. Upon acquisition, LM Development, owned the other portion of Lake Mead Crossing consisting of approximately 66,000 square feet of rentable commercial space.

Lake Mead Crossing was purchased with the use of mortgage debt and mezzanine debt. LM Partners received mortgage debt of $29,500,000 from Nevada State Bank, and LM Development received mortgage debt of $2,700,000 from Barrington Bank & Trust Co., N.A., or Barrington Bank. In addition to the mortgage financing, LM Partners and LM Development entered into mezzanine loan agreements with GK Development and GK Secured Income IV, LLC or GKSI IV, an affiliate of GK Development. The mezzanine loan agreement with GKSI IV is in the maximum amount of $10,500,000 at 8% interest, allocated between LM Partners and LM Development, of which $9,968,483 was outstanding as of June 30, 2017 . The mezzanine loan agreement with GK Development is in the maximum amount of $2,608,100, or the GK Development Loan, allocated between LM Partners and LM Development, of which $648,100 was outstanding as of June 30, 2017. For more details on the terms of the financing, please see “Item 3. Financial Statements” herein and “Certain Relationships and Related Transactions” in the Offering Statement.

After the acquisition of Lake Mead Crossing, the Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC, or PDCS, a former tenant in Lake Mead Crossing, whereby LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,800 rentable square feet, for $4,000,000, excluding prorations. The sale closed on March 20, 2017 and $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development Loan.

As of June 30, 2017, the portion of Lake Mead Crossing owned by LM Partners is 97.2% leased and the portion of Lake Mead Crossing owned by LM Development is 52.5% leased.

2700 Ygnacio

On January 30, 2017, our Company, through 2700 Ygnacio Partners, LLC, a wholly-owned subsidiary of our Company, or Ygnacio Partners, acquired an office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California, or 2700 Ygnacio, from an unaffiliated seller for $14,905,290, excluding prorations. 2700 Ygnacio is a three-story, Class A office building with approximately 108,000 rentable square feet. It is 92.2% leased to numerous tenants under leases expiring on various dates between 2017 and 2022. Corrollo Engineers is the anchor tenant on the property, occupying 37,156 rentable square feet, or 34.41% of the property, under a lease currently scheduled to expire on October 31, 2019.

The purchase of 2700 Ygnacio was financed using (i) a first mortgage loan in the amount of $11,325,000, all of which was funded upon acquisition, (ii) an interim loan from GK Development of $2,305,000, and (iii) proceeds from this offering of $1,750,000.

Financial Summary

For the six-month period ended June 30, 2016, GK Investment Holdings, Inc had revenue of $1,951,575, consolidated net income before depreciation and amortization of $293,203 and a consolidated net loss of $851,748.

In the most recent six-month period ending June 30, 2017, we had revenue of $2,960,627, consolidated net income before depreciation, amortization and gain on sale of rental property of $395,247 and consolidated net income of $467,999.

Results of Operation

We operate on a calendar year. Set forth below is a discussion of our operating results for the first half of 2017, from January 1, 2017 to June 30, 2017.

As of June 30, 2017, we had the following two assets, (i) a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, which consists of multiple buildings aggregating approximately 213,400 square feet of rentable commercial space, taking into account the sale of a portion of Lake Mead Crossing to PDCS, and (ii) a Class A office building located in Walnut Creek, California consisting of approximately 108,000 square feet of rentable commercial space. Lake Mead Crossing was acquired on November 12, 2015 and GK Development assumed management responsibilities on May 1, 2016. 2700 Ygnacio was acquired on January 30, 2017 and GK Development assumed management responsibilities on the acquisition date.

In the six-month period from January 1, 2017 through June 30, 2017, our total revenues from operations amounted to $2,960,627. Operating costs for the same period, including depreciation and amortization of $1,666,130 but excluding interest expense of $1,615,817, amounted to $2,619,009. This resulted in operating income of $467,999, after taking into interest expense of $1,615,817, gain on sale of rental property of $1,738,882 and certain other miscellaneous items of income and expense.

We are working diligently to identify assets in our target asset class and to acquire such assets in the timeframe that is customary in the real estate industry.

Liquidity and Capital Resources

Our principal demands for cash are for acquisition costs, including the purchase price of any additional properties, loans and securities we acquire, improvement costs, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our Bond Service Obligations. Generally, we will fund additional acquisitions from the net proceeds of this offering. We intend to acquire additional assets with cash and mortgage or other debt, but we also may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash. As we are dependent on capital raised in this offering to conduct our business, our investment activity over the next twelve (12) months will be dictated by the capital raised in this offering. We expect to acquire additional properties and meet our business objectives regardless of the amount of capital raised in this offering. If the capital raised in this offering is insufficient to purchase additional properties solely with conventional mortgage debt, we will implement a strategy of utilizing a mix of capital, mortgage debt and mezzanine debt (similar to the Lake Mead Crossing and 2700 Ygnacio acquisitions) to acquire properties. Further, our company expects that it will be able to meet its cash requirements regardless of the amount of capital raised by drawing upon the Cash Flow Loans and the cash flows of properties we own.

We expect to use debt financing as a source of capital. We have no limits on the amount of leverage we may employ; however, senior property debt is generally expected to be approximately 65% of the cost of our investments. See “Investment Policies” for more information.

We anticipate that adequate cash will continue to be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the Bond Service Obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on our ability to attract and retain tenants and the economic and business environments of the various markets in which our properties are located. Our ability to sell our assets is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow from operations. If cash flow from operations is insufficient then our Cash Flow Lenders are obligated to make the Cash Flow Loans to us. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, including the Cash Flow Loans, we may use funds out of the Debt Service Reserve. Moreover, our manager may change this policy, in its sole discretion, at any time. See “Description of Company’s Securities - Certain Covenants” in this Offering Circular for more information.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow. Note that, currently, we have not identified any additional source of financing, other than the proceeds of this offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

As of June 30, 2017, we had cash on hand of $614,764 and restricted cash (funded reserves) of $642,229. The funded reserves are required as a condition precedent of the mortgage loans payable and the Indenture related to the Bonds, which requires 7% of the gross proceeds from the offering of our Bonds be placed into a reserve account held by the Bond trustee until October 17, 2017. We are currently offering investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds; of which, $4,819,000 were sold as of June 30, 2017. We anticipate that the total net proceeds of the offering, if successful, will amount to $44,650,000, which will enable us to pursue acquisitions of commercial real estate assets in our target asset class and thereby increase cash flows.

The loan from Barrington Bank, matures on November 12, 2017. The loan is secured by the rental property owned by LM Development as well as a personal guarantee by an affiliate of one of our members. The rental property acquired by LM Development, was acquired at a bargain purchase price resulting in a bargain purchase price adjustment of $4,936,000 being recorded as of the date of acquisition, November 12, 2015. The fair value was determined with the assistance of a third-party appraiser using the income approach methodology of valuation. At the date of acquisition, LM Development obtained a $2,700,000 first mortgage loan from Barrington Bank, which resulted in a loan-to-value of 34.02%, exclusive of mezzanine debt. The Company is currently in discussions to extend the loan beyond November 12, 2017, and management is of the opinion that doing so under similar terms, will not be an issue.

The Company is offering $50,000,000 of the Bonds at a purchase price of $1,000 per Bond. The Bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022. As of June 30, 2017, $4,819,000 of Bonds have been sold and through September 28, 2017, $5,260,000 have been sold. The proceeds from the offering received to date have been used for the acquisition of 2700 Ygnacio, and it is our intention to use future proceeds to repay a portion of existing mezzanine debt and other existing indebtedness and acquire additional commercial rental properties in our target asset class.

LM Partners sold a building containing approximately 7,800 rentable square feet to PDCS for $4,000,0000, excluding prorations. The sale closed on March 20, 2017 and $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development Loan. The pay down of the debt reduces the future liquidity requirements of the Company. Our other short-term liquidity requirements include the payment of the interest on our mortgage loans and other loans from both GKSI IV and GK Development.

GENERAL INFORMATION AS TO OUR COMPANY

GK Investment Holdings, LLC is a Delaware limited liability company formed on September 14, 2015 that invests in and operates commercial rental properties, leases such properties to multiple tenants, and makes such other real estate related investments as are consistent with its investment objectives and that GK Development, Inc., GK Development, our manager, deems appropriate. Our company, through wholly-owned subsidiaries, owns and operates one such property, Lake Mead Crossing. The office of our company and GK Development are located at 257 East Main Street, Suite 200, Barrington, IL 60010, and the telephone number is (847) 277-9930.

GK Development is an Illinois corporation. GK Development is responsible for managing our company’s affairs and for identifying and making acquisitions and dispositions on our company’s behalf. GK Development is a commercial real estate acquisition and development company specializing in the acquisition, management and redevelopment of commercial rental properties such as regional malls and neighborhood shopping centers. GK Development controls a portfolio of real estate assets currently valued at over $500,000,000, the majority of which are commercial rental properties.

GK Development’s management team is comprised of operation managers who are responsible for the day-to-day operation of GK Development and our company. See “Directors and Executive Officers” for more information on the management team of GK Development and our company.

Operating Agreement

Formation and Purpose

Our company was formed on September 14, 2015. Our company is governed by its operating agreement, dated as of September 14, 2015 and entered into under the laws of the State of Delaware, or the Operating Agreement. Under the Operating Agreement, our company was formed with the intent to acquire, own, redevelop, and operate commercial real estate. Notwithstanding the intended purposes of our company, pursuant to the Operating Agreement, our company is permitted to transact any lawful business not required to be stated specifically in the Operating Agreement and for which limited liability companies may be formed under the Delaware Limited Liability Company Act (Title 6, Subtitle II, Chapter 18), as amended from time to time. See “Risk Factors – Risks Related to this Offering and Our Corporate Structure” for more information.

Management

The management of our company is entrusted solely to GK Development for as long as it remains the sole manager of our company. Only the members of our company have the right to remove our manager, and only if our manager has made a decision to file a voluntary petition or otherwise initiate proceedings to have it adjudicated insolvent, or to seek an order for relief as debtor under the United States Bankruptcy Code (11 U.S.C. §§ 101 et seq.); to file any petition seeking any composition, reorganization, readjustment, liquidation, dissolution or similar relief under the present or any future federal bankruptcy laws or any other present or future applicable federal, state or other statute or law relative to bankruptcy, insolvency, or other relief for debtors; to seek the appointment of any trustee, receiver, conservator, assignee, sequestrator, custodian, liquidator (or other similar official) of our company or of all or any substantial part of the assets of our company, to make any general assignment for the benefit of creditors of our company, to admit in writing the inability of our company to pay its debts generally as they become due, or to declare or effect a moratorium on our company’s debt or to take any action in furtherance of any of the above proscribed actions. Bondholders will have no rights in the management of our company.

Under the Operating Agreement, certain powers are reserved for our manager. The approval of our manager is required for the following actions with respect to our company:

●	Amendment of the Certificate of Formation or the Operating Agreement;

●	The conversion of our company to another type of entity organized within or without the state of Delaware, including without limitation, a limited partnership;

●	Merger, equity interest exchange, business combination or consolidation with any other entity, excepting a wholly-owned subsidiary;

●	Creating or authorizing any new class or series of units or equity, or selling, issuing or granting additional units;

●
A decision to file a voluntary petition or otherwise initiate proceedings to have our company adjudicated insolvent, or seeking an order for relief of our company as debtor under the United States Bankruptcy Code (11 U.S.C. §§ 101 et seq.); to file any petition seeking any composition, reorganization, readjustment, liquidation, dissolution or similar relief under the present or any future federal bankruptcy laws or any other present or future applicable federal, state or other statute or law relative to bankruptcy, insolvency, or other relief for debtors with respect to our company; or to seek the appointment of any trustee, receiver, conservator, assignee, sequestrator, custodian, liquidator (or other similar official) of our company or of all or any substantial part of the assets of our company, or to make any general assignment for the benefit of creditors of our company, or to admit in writing the inability of our company to pay its debts generally as they become due, or to declare or effect a moratorium on our company’s debt or to take any action in furtherance of any of the above proscribed actions;

●	Any decision to dissolve or liquidate our company, except as specifically set forth in the Operating Agreement;

●	Approving any budget or strategic or business plan for our company or any of its affiliates;

●	Except with respect to an affiliate of our company, making any investment in any entity;

●	Encumbering all of the assets of our company or any affiliate of our company; and

●	Making any distributions of Company cash or other property except as specifically provided in the Operating Agreement.

Membership

Our company has two classes of units, Class A Units and Class B Units. We currently have no Class B Units outstanding. Mr. Garo Kholamian owns a 10.209% Membership Interest, individually, and he controls an additional 57.60% through certain members that he controls. As a result, Mr. Garo Kholamian has a beneficial Membership Interest of 67.81%. Mrs. Nancy Kholamian owns a 6.21% Membership Interest, and she controls an additional 6.40% through a certain member that she controls. As a result, Mrs. Nancy Kholamian has a beneficial Membership Interest of 12.61%.

Membership provides certain protections and rights to the members. Pursuant to the Operating Agreement, upon approval by GK Development and recommendation to the members, a majority of the members, either present and voting at a meeting duly called and held or acting by written consent shall be required to approve the following actions with respect to our company:

●	Amendment of the Certificate of Formation or, subject to Section 10.13, the Operating Agreement;

●	Merger, equity interest exchange, business combination or consolidation with any other Person, except a wholly-owned subsidiary, in which our company is not the surviving entity;

●	A Terminating Capital Transaction;

●
A decision to file a voluntary petition or otherwise initiate proceedings to have our company adjudicated insolvent, or seeking an order for relief of our company as debtor under the United States Bankruptcy Code (11 U.S.C. §§ 101 et seq.); to file any petition seeking any composition, reorganization, readjustment, liquidation, dissolution or similar relief under the present or any future federal bankruptcy laws or any other present or future applicable federal, state or other statute or law relative to bankruptcy, insolvency, or other relief for debtors with respect to our company; or to seek the appointment of any trustee, receiver, conservator, assignee, sequestrator, custodian, liquidator (or other similar official) of our company or of all or any substantial part of the assets of our company, or to make any general assignment for the benefit of creditors of our company, or to admit in writing the inability of our company to pay its debts generally as they become due, or to declare or effect a moratorium on our company’s debt or to take any action in furtherance of any of the above proscribed actions; or

●	Any decision to dissolve or liquidate our company, except as specifically set forth in this Agreement.

Indemnification

Our Operating Agreement limits the liability of our manager, GK Development and certain other persons or entities. See “Limitations on Liability” in this Offering Circular for more information.

 POLICY WITH RESPECT TO CERTAIN ACTIVITIES

Issuance of Additional Securities

Except for those actions specifically discussed in this Offering Circular, the issuing of the Bonds will not impose any restrictions on the ability of our company to issue additional bonds, debt, preferred equity or other security. The Bonds will be our direct, senior unsecured obligations and will:

●	rank equally with each other and with all of our existing and future unsecured and unsubordinated indebtedness outstanding from time to time;

●	rank senior to all of our future indebtedness that by its terms is expressly subordinate to the Bonds;

●	effectively rank junior to any of our future secured indebtedness to the extent of the value of the assets securing such indebtedness; and

●
effectively be structurally subordinated to all existing and future indebtedness and other obligations of each of our subsidiaries, including the claims of mortgage lenders holding secured indebtedness, as to the specific property receiving each lender’s mortgage and other secured indebtedness.

See “Description of Bonds - Certain Covenants” for more information.

Reports

We will furnish the following reports to each Bondholders:

Reporting Requirements under Tier II of Regulation A. We are required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. We are required to file: an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; current reports with the SEC on Form 1-U; and a notice under cover of Form 1-Z. The necessity to file current reports is triggered by certain corporate events, similar to the ongoing reporting obligation faced by issuers under the Exchange Act, however the requirement to file a Form 1-U is expected to be triggered by significantly fewer corporate events than that of the Form 8-K. Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

Annual Reports. As soon as practicable, but in no event later than one hundred twenty (120) days after the close of our fiscal year, ending December 31st, our manager will cause to be mailed or made available, by any reasonable means, to each Bondholder as of a date selected by our manager, an annual report containing financial statements of our company for such fiscal year, presented in accordance with GAAP, including a balance sheet and statements of operations, Company equity and cash flows, with such statements having been audited by an accountant selected by our manager. Our manager shall be deemed to have made a report available to each Bondholder as required if it has either (i) filed such report with the SEC via its Electronic Data Gathering, Analysis and Retrieval (EDGAR) system and such report is publicly available on such system or (ii) made such report available on any website maintained by our company and available for viewing by the Bondholders.

INVESTMENT POLICIES OF OUR COMPANY

Investment Strategy

Our company focuses on investments in existing, income-producing, commercial rental real estate that will benefit from GK Development’s real estate operating and leasing skills, including releasing, redevelopment, renovation, refinancing, repositioning and sale. Our company, through wholly-owned subsidiaries, currently owns and operates Lake Mead Crossing and 2700 Ygnacio. GK Development intends to actively participate in the management of our company’s properties, rather than holding the properties as passive investments. The objective of this strategy is to maximize cash flow and property value at the time of final disposition. By doing this, GK Development maximizes the potential of our company to pay its obligations under the Bonds as they become due. Holding periods for our company’s investments will vary depending on a number of factors.

Our company’s investment strategy is focused primarily on rental-based commercial real estate that has current income. Targeted property types include but are not limited to established regional malls, neighborhood shopping centers, power centers, grocery-anchored centers, lifestyle centers, office buildings, multi-family and other commercial properties. The selection of solid investment opportunities is based, in part, upon the properties’ potential for enhancement in cash flows and market value.

Our company has acquired, and plans to acquire, properties on a leveraged basis, operate them in a manner to maximize their value (including execution of any of the aforementioned strategies), and then sell or refinance them to realize a return.

Our company generally will purchase individual properties, but in some cases, it may consider the purchase of a portfolio of properties. Neither the Operating Agreement nor the Indenture limits the amount our company may invest in a single property; however, GK Development intends to diversify our company’s real estate investments.

Our company does not intend to act as a land developer in that it is has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use undeveloped real property or “raw land,” as a ground up development. Our company, engaging in its commercial real estate activities, may have the opportunity to acquire commercial real property which includes unimproved pad sites for future development and lease-up opportunities. In such instances, our company will retain the unimproved pad sites for ground lease, build-to-suit and/or sell opportunities. In situations where our company has the opportunity to acquire commercial real property which includes a large tract of developable raw land, the developable raw land will not be acquired by our company, but by an entity affiliated with GK Development. Our company may choose to redevelop real property for an alternative use than intended when originally acquired or developed.

Other than Lake Mead Crossing and 2700 Ygnacio, our company does not own any properties, nor has it identified any properties which are probable for acquisition, as of the date of this Offering Circular.

Dispositions

We may from time to time dispose of properties if, based upon management’s periodic review of our portfolio, our manager determines such action would be in our best interest. In addition, we may elect to enter into joint ventures or other types of co-ownership with respect to properties that we already own, either in connection with acquiring interests in other properties or from investors to raise equity capital.

Leverage of Properties

Our company borrows money to acquire its properties when GK Development determines that it is advantageous to our company. By operating on a leveraged basis, our company expects that it will have more funds available for investment in properties and other investments. This will allow our company to make more investment than would otherwise be possible, resulting in a more diversified portfolio. Although our company expects its liability for the repayment of indebtedness to be limited to the value of the specific property securing the liability and the rents or profits derived therefrom, our company’s use of leverage increases the risk of default on the mortgage payments and a resulting foreclosure of a particular property. See “Risk Factors” for more information.

Our company may borrow any amount necessary to enable our company to invest the proceeds of this offering in properties. Our company intends to borrow up to the maximum amount available from its lenders, thus increasing the number of properties that our company can acquire as well as enhancing the yield to our company. GK Development’s experience with prior real estate programs with similar commercial rental properties has been that lender’s preferences will be to make loans with an approximately 60-70% loan-to-value ratio in respect to the properties in the class targeted by our company. Therefore, our company believes that its aggregate loan-to-value on its portfolio will be approximately 65%.

Currently, Lake Mead Crossing has been assessed an aggregate value of approximately $47,400,000. The $42,065,000 purchase price of Lake Mead Crossing was funded by: (i) mortgage loans aggregating $32,200,000; (ii) a mezzanine loan of $8,530,000 and (iii) interim loans aggregating $1,335,000. Although current loan-to-value ratio of Lake Mead Crossing is approximately 80.8%, using the current outstanding balances for all loans. Our company plans to use proceeds from this offering to repay the mezzanine and interim loans. If our company repays these loans in their entirety, the loan-to-value ratio for Lake Mead Crossing will be reduced to 59.9%. With respect to the Lake Mead Crossing acquisition, management determined the fair value of the total identifiable net assets with the assistance of a third party appraiser using the income approach methodology of valuation. The income approach methodology utilizes the remaining non-cancelable lease terms as defined in lease agreements, market rental data, and discount rates. Key assumptions used includes a capitalization rate of 7.5%, growth rates for market rentals of 3.0%, and a discount rate of 9.0%. The fair value is allocated to the acquired tangible assets (consisting of land, buildings and improvements), and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases).

2700 Ygnacio has been assessed an aggregate value of approximately $18,000,000. The $14,905,200 purchase price of 2700 Ygnacio was funded by: (i) a mortgage loan of $11,325,000; (ii) an interim loan of $2,305,000 and (iii) equity from this offering aggregating $1,750,000. The current loan-to-value ratio for 2700 Ygnacio is approximately 67.2%, using the current outstanding balances for all loans. With respect to the 2700 Ygnacio acquisition, management determined the fair value of the total identifiable net assets with the assistance of a third party appraiser using the income approach methodology of valuation. The income approach methodology utilizes the remaining non-cancelable lease terms as defined in lease agreements, market rental data, and discount rates. Key assumptions used includes a capitalization rate of 7.5%, growth rates for market rentals of 3.0%, and a discount rate of 8.75%. The fair value is allocated to the acquired tangible assets (consisting of land, buildings and improvements), and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases).

GK Development may choose to refinance our company’s properties during the term of a loan. The benefits of refinancing may include an increased cash flow resulting from reduced debt service requirements, thus an increase in cash available for payments under the Bonds, and an increase in property ownership if refinancing proceeds are reinvested in real estate.

Investments in Real Estate Mortgages

Our business objectives emphasize equity investments in commercial rental property. Although we do not presently intend to invest in mortgages or deeds of trust, other than in a manner that is ancillary to an equity investment, we may elect, in our discretion, to invest in mortgages and other types of real estate interests, including, without limitation, participating or convertible mortgages. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment.

Investment in Other Securities

Other than as described above, we do not intend to acquire any additional securities such as bonds, preferred stocks or common stock, for investment purposes. From time to time, we may elect to acquire properties through co-investment or joint venture structures. In such an instance, we intend to structure such investments so that we maintain control of the property-owning subsidiary.

Investment Company Act Considerations

We intend to conduct our operations so that our company and our subsidiaries are each exempt from registration as an investment company under the Investment Company Act. Under the Investment Company Act, in relevant part, a company is an “investment company” if:

●	pursuant to Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; and

●
pursuant to Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis. “Investment securities” does not include U.S. Government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to conduct our operations so that our company and most, if not all, of its wholly-owned and majority-owned subsidiaries own or proposes to acquire “investment securities” having a value of not more than 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. We will continuously monitor our holdings on an ongoing basis to determine the compliance of our company and each wholly-owned and majority-owned subsidiary with this test. We expect that most, if not all, of our company’s wholly-owned and majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute most, if not all, of our assets) generally will not constitute “investment securities.” We believe that our company and most, if not all, of its wholly-owned and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.

In addition, we believe that neither our company nor any of its wholly-owned or majority-owned subsidiaries will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, our company and its subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, our company and its subsidiaries expect to be able to conduct their respective operations such that none of them will be required to register as an investment company under the Investment Company Act.

We will classify our assets for purposes of the Investment Company Act, including our 3(c)(5)(C) exclusion, in large measure upon no-action positions taken by the SEC staff in the past. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. No assurance can be given that the SEC staff will concur with our classification of our assets. In addition, the SEC staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exclusion from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act.

For purposes of determining whether we satisfy the 55%/80% tests, we will classify the assets in which we invest as follows:

●
Real Property. Based on the no-action letters issued by the SEC staff, we will classify our fee interests in real properties as qualifying assets. In addition, based on no-action letters issued by the SEC staff, we will treat our investments in joint ventures, which in turn invest in qualifying assets such as real property, as qualifying assets only if we have the right to approve major decisions affecting the joint venture; otherwise, such investments will be classified as real estate-related assets. We expect that no less than 55% of our assets will consist of investments in real property, including any joint ventures that we control.

●
Securities. We intend to treat as real estate-related assets debt and equity securities of both non-majority owned publicly traded and private companies primarily engaged in real estate businesses, including REITs and other real estate operating companies, and securities issued by pass-through entities of which substantially all of the assets consist of qualifying assets or real estate-related assets.

●
Loans. Based on the no-action letters issued by the SEC staff, we will classify our investments in various types of whole loans as qualifying assets, as long as the loans are “fully secured” by an interest in real estate at the time we originate or acquire the loan. However, we will consider loans with loan-to-value ratios in excess of 100% to be real estate-related assets. We will treat our mezzanine loan investments as qualifying assets so long as they are structured as “Tier 1” mezzanine loans in accordance with the guidance published by the SEC staff in a no-action letter that discusses the classifications of Tier 1 mezzanine loans under Section 3(c)(5)(C) of the Investment Company Act.

We will classify our investments in construction loans as qualifying assets, as long as the loans are “fully secured” by an interest in real estate at the time we originate or acquire the loan. With respect to construction loans that are funded over time, we will consider the outstanding balance (i.e., the amount of the loan actually drawn) as a qualifying asset. The SEC staff has not issued no-action letters specifically addressing construction loans. If the SEC staff takes a position in the future that is contrary to our classification, we will modify our classification accordingly.

Consistent with no-action positions taken by the SEC staff, we will consider any participation in a whole mortgage loan, including B-Notes, to be a qualifying real estate asset only if: (1) we have a participation interest in a mortgage loan that is fully secured by real property; (2) we have the right to receive our proportionate share of the interest and the principal payments made on the loan by the borrower, and our returns on the loan are based on such payments; (3) we invest only after performing the same type of due diligence and credit underwriting procedures that we would perform if we were underwriting the underlying mortgage loan; (4) we have approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to any material modification to the loan agreements; and (5) if the loan becomes non-performing, we have effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the senior loan at par plus accrued interest, thereby acquiring the entire mortgage loan.

We will base our treatment of any other investments as qualifying assets and real estate-related assets on the characteristics of the underlying collateral and the particular type of loan (including whether we have foreclosure rights with respect to those securities or loans that have underlying real estate collateral) and we will make these determinations in a manner consistent with guidance issued by the SEC staff.

Qualification for exemption from registration under the Investment Company Act will limit our ability to make certain investments. For example, these restrictions may limit the ability of our company and its subsidiaries to invest directly in mortgage-related securities that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities and real estate companies or in assets not related to real estate. Although we intend to monitor our portfolio, there can be no assurance that we will be able to maintain this exemption from registration for our company or each of our subsidiaries.

A change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with the Section 3(c)(5)(C) exclusion, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the definition of investment company and the exceptions to that definition, we may be required to adjust our investment strategy accordingly. Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen.

If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan.

DESCRIPTION OF REAL ESTATE

We currently own two properties, Lake Mead Crossing and 2700 Ygnacio.

Lake Mead Crossing

On November 12, 2015, we acquired, through wholly-owned subsidiaries, a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, for a total purchase price of $42,065,000, excluding prorations. Upon aquisition, Lake Mead Crossing, which was our sole asset as of December 31, 2016, consisted of multiple buildings aggregating approximately 221,200 square feet of rentable commercial space. Lake Mead Crossing is part of a larger shopping center shadow anchored by a Target consisting of approximately 152,000 square feet. Lake Mead Crossing is owned by two of our subsidiaries, Lake Mead Partners, LLC, or LM Partners, and Lake Mead Development, LLC, or LM Development. Lake Mead Parent, LLC, or LM Parent, which is our wholly-owned subsidiary, is the sole member of LM Partners. Upon aquisition, LM Partners owned a portion of Lake Mead Crossing, consisting of approximately 155,100 square feet of rentable commercial space, and LM Development, owned the other portion of Lake Mead Crossing consisting of approximately 66,000 square feet of rentable commercial space.

Lake Mead Crossing was purchased with the use of mortgage debt and mezzanine debt. LM Partners received mortgage debt of $29,500,000 from Nevada State Bank, and LM Development received mortgage debt of $2,700,000 from Barrington Bank & Trust Co., N.A., or Barrington Bank. In addition to the mortgage financing, LM Partners and LM Development entered into mezzanine loan agreements with GK Development and GK Secured Income IV, LLC or GKSI IV, an affiliate of GK Development. The mezzanine loan agreement with GKSI IV is in the maximum amount of $10,500,000 at 8% interest, allocated between LM Partners and LM Development, of which $9,968,483 was outstanding, as of June 30, 2017. The mezzanine loan agreement with GK Development is in the maximum amount of $2,608,100, or the GK Development Loan, allocated between LM Partners and LM Development, of which $648,100 was outstanding, as of June 30,2017. For more details on the terms of the financing, please see “Certain Relationships and Related Transactions.”

After the acquisition of Lake Mead Crossing, the Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC, or PDCS, a former tenant in Lake Mead Crossing, whereby LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,790 rentable square feet, for $4,000,000, excluding prorations. The sale closed on March 20, 2017 and $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development Loan.

As of June 30, 2017, the portion of Lake Mead Crossing owned by LM Partners is 97.2% leased and the portion of Lake Mead Crossing owned by LM Development is 52.5% leased.

Proposed program for the renovation, improvement or development of such properties.

With respect to Lake Mead Parent, LLC, the commercial rental property is comprised of 147,400 square feet of rentable space for lease to multiple tenants. As of June 30, 2017, approximately 143,200 square feet (97.2%) was leased to eleven tenants under various leases expiring on various dates between 2019 and 2028. We plan to lease the vacant retail space and currently, we have no present plans for the improvement of the property.

With respect to Lake Development, LLC, the commercial rental property is comprised of 66,044 square feet of rentable space for lease to multiple tenants. As of June 30, 2017, 34,700 square feet (52.5%) was leased to three tenants under various leases expiring on various dates between 2018 and 2023. We plan to lease the vacant retail space. In addition, the commercial rental property includes unimproved pad sites which Lake Mead Development, LLC intends to secure one or more tenants for a build-to-suit opportunity. These could include stand-alone retailers, medical office facilities and/or restaurants. Currently, no tenants have been secured and there are no present plans for the improvement of the property.

Lake Mead Crossing is a multi-tenant retail shopping center located in downtown Henderson, Nevada and management believes it has excellent visibility, access and daytime traffic. The neighborhood is dominated by retail and other commercial development and is also provided with an abundance of residential development properties located in subdivisions scattered throughout the market area. Additionally, Lake Mead Crossing is located in the path of substantial residential growth. Cadence, is a 2,200 acre planned residential development located 0.2 miles from Lake Mead Crossing. Under the plan for Cadence, multiple developers are expected to build up to 13,250 homes.

A summary of the key competitive conditions are as follows:

●	Lake Mead Crossing is located in a well performing commercial corridor with very good visibility;

●	Lake Mead Crossing is the only power center located in downtown Henderson, NV;

●	Lake Mead Crossing has a good parking ratio;

●	Lake Mead Crossing lies in the Las Vegas metropolitan area; and

●	Lake Mead Crossing is shadow anchored by a super Target store.

Key Tenant Lease Terms

Below is a summary of the key lease terms of tenants that currently occupy at least 10% of our gross leasable area, or GLA.

	Ross, Dress For Less	Marshalls	PetSmart	Big Lots

Square Footage	30,187	26,000	27,426	30,000

Percentage of GLA	14.2%	12.2%	12.9%	14.1%

Monthly Base Rent	$25,156	$29,250	$56,618	$26,792

Rent/Square Foot	$10.00	$13.50	$24.77	$10.72

Lease Expiration	1/31/2020	3/31/19	3/31/19	1/31/2023

Future Minimum Rent
2017 (Remaining six months)	$1,590,270
2018	3,240,263
2019	1,906,331
2020	1,165,747
2021	958,343
Thereafter	1,803,741
Total	$10,659,695

Schedule of Lease Expirations

The following chart shows the number of leases expiring at Lake Mead Crossing in each of the next ten years and the square footage, percentage of overall leased space, and annual rent relating to such expiring leases.

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Number of Lease Expirations	1	8	2	4	1	1	N/A	2	N/A	N/A	1

Square Footage	3,000	80,413	32,287	11,000	3,500	30,000	N/A	16,470	N/A	N/A	1,180

Annual Rent	$80,808	$1,775,430	$356,080	$302,088	$104,288	$321,500	N/A	$282,680	N/A	N/A	$45,600

Components Upon Which Depreciation Are Taken

The following chart provides the details of how tax depreciation is calculated at Lake Mead Crossing.

	Federal Tax Basis	Method	Life in Years

Land	$9,703,750	N/A	N/A

Building	$28,885,358	Straight Line	39

Land Improvements	$2,565,750	150% Double Declining Balance	15

Tenant Improvements	$910,142	Straight Line	39

Total Consideration	$42,065,000

Realty Taxes

The following chart provides the details of how taxes are assessed at Lake Mead Crossing.

Lake Mead Crossing

Realty Tax Rate	2.89%

Annual Realty Taxes	$206,174

Lake Mead Crossing was financed using 100% debt in the form of mortgage debt, mezzanine debt and interim debt. In connection with the financing of Lake Mead Crossing, the following loans are outstanding:

●
Lake Mead Partners, LLC, owner of a portion of the property received mortgage debt totaling $29,500,000 with an additional $500,000 that it can use if it chooses. To date, $63,000 of the additional amount has been used. The debt carries an interest rate of 4% and requires principal and interest payments of $156,650.25. The loan matures on November 12, 2025.

●
Lake Mead Development, LLC, owner of a portion of the property received mortgage debt totaling $2,700,000. The debt carries a floating interest rate equal to the LIBOR plus 2.75% and requires monthly principal payments of $5,450 plus interest. The loan matures on November 12, 2017.

●
Lake Mead Parent, LLC, the owner of Lake Mead Partners and the wholly-owned subsidiary of our company, and Lake Mead Development, LLC received mezzanine debt to purchase Lake Mead Crossing from an affiliate of our manager. Under the promissory note, Lake Mead Parent, LLC and Lake Mead Development, LLC can borrow up to $10,500,000 at 8% interest. The mezzanine loan requires monthly interest payments only. The loan matures on November 12, 2018. The mezzanine loan has outstanding principal of approximately $9,968,483, as of June 30, 2017.

●
Lake Mead Partners, LLC received an interim loan from our manager in the amount of $2,608,100, of which $1,335,000 was used to acquire the property. The interim loan carries interest of 7% until the loan is called by our manager. After the loan is called, the interest rate will increase to 8%. Our manager may call the loan at any time and in its sole discretion.

●
Lake Mead Development, LLC received an interim loan from our manager in the amount of $20,000. The interim loan carries interest of 7% until the loan is called by our manager. After the loan is called, the interest rate will increase to 8%. Our manager may call the loan at any time and in its sole discretion. This loan has been fully repaid.

Lake Mead Crossing contains two unimproved pad sites, each being 30,000 square feet, for future development and lease-up opportunities. Our company may use the unimproved pad sites for ground lease, build-to-suit and/or sell opportunities.

2700 Ygnacio

Our Company, through a wholly owned subsidiary 2700 Ygnacio Partners, LLC, acquired an office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California, or 2700 Ygnacio, from an unaffiliated seller for $14,905,290, excluding prorations. 2700 Ygnacio is a three-story, Class A office building with approximately 108,000 rentable square feet. On acquisition, it was 90.0% leased (currently 92.2% leased) to numerous tenants under leases expiring on various dates between 2017 and 2022.

The purchase of 2700 Ygnacio was financed using (i) a first mortgage loan in the amount of $11,325,000, all of which was funded upon acquisition, (ii) an interim loan from GK Development of $2,305,000, and (iii) proceeds from this offering of $1,750,000.

Corrollo Engineers is the anchor tenant on the property, occupying 37,156 rentable square feet, or 34.41% of the property, under a lease currently scheduled to expire on October 31, 2019.

Proposed program for the renovation, improvement or development of such property.

2700 Ygnacio is a three-story, Class A office building with approximately 108,000 rentable square feet. The property was built in 1985 and it includes 477 surface parking spaces reflecting an overall parking ratio of 4.4 spaces per 1,000 square feet of net rent area. On acquisition, it was 90.0% leased (92.2% leased, as of June 30, 2017) to numerous tenants under leases expiring on various dates between 2017 and 2022. We plan to lease the vacant space, renew existing leases when they mature and currently, we have no plans for the improvement of the property.

2700 Ygnacio is considered to be the premier office property in its submarket, highlighted institutional-quality construction, contiguous perimeter glass window lines that offer panoramic views of Mount Diablo, abundant parking, and an impressive list of nearby amenities. The prominent location and high quality of tenants provides the stability of a “suburban core” investment along with the opportunity to increase income and value over time as rents in the submarket continue to rebound.

A summary of key competitive conditions are as follows:

●	2700 Ygnacio is located in a region commonly referred to as North I-680 Corridor, one of the fastest growing regions in the San Francisco Bay Area;

●	2700 Ygnacio is easy to commute from San Francisco and Oakland;

●
2700 Ygnacio has (i) access to both executive and employee housing, (ii) access to public schools that are highly regarded, (iii) access to highly-educated workforce and (iv) easy access to mass transit;

●	2700 Ygnacio has a good parking ratio

Key Tenant Lease Terms

Below is a summary of the key lease terms of tenants that currently occupy at least 10% of our gross leasable area, or GLA.

	Pacific Gas & Electric Company	Stearns Lending, LLC	Carollo Engineers, PC

Square Footage	18,077	14,842	37,156

Percent of GLA	16.74%	13.75%	34.42%

Monthly Base Rent	$31,635	$27,012	$85,459

Rent/Square Foot	$21.00	$21.84	$27.60

Lease Expirations	12/31/2017	8/31/2020	10/31/2019

Future Minimum Rent

2017 (remaining six months)	$1,170,988
2018	2,107,333
2019	1,875,970
2020	817,458
2021	599,014
Thereafter	423,215

Total	$6,993,978

Schedule of Lease Expiration

The following chart shows the number of leases expiring at 2700 Ygnacio in each of the next six years and the square footage, and current annual rent relating to such expiring leases.

	2017	2018	2019	2020	2021	2022

Number of Lease Expirations	5	1	4	0	4	1

Square Footage	25,084	3,492	46,051	-	18,583	2,672

Annual Rent	$547,473	$75,211	$1,269,213	$-	$386,989	$60,922

Components Upon Which Depreciation Are Taken

The following chart provides the details of how tax depreciation is calculated at 2700 Ygnacio.

	Federal Tax Basis	Method	Life in Years

Land	$3,742,420	N/A	N/A

Building	$8,640,447	Straight Line	39

Land Improvements	$1,351,422	150% Double Declining Balance	15

Personal Property	$1,171,001	200% Double Declining Balance	7

	$14,905,290

Realty Taxes

The following chart provides the details of how taxes are assessed at 2700 Ygnacio.

2700 Ygnacio

Realty Tax Rate	1.1125%

Annual Realty Taxes (1)	$155,514
__________
(1) Includes Direct Assessments of $25,430

  MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the Bonds, but does not purport to be a complete analysis of all potential tax consequences. The discussion is based upon the Code, current, temporary and proposed U.S. Treasury regulations issued under the Code, or collectively the Treasury Regulations, the legislative history of the Code, IRS rulings, pronouncements, interpretations and practices, and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the Bonds. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, including, without limitation:

●	a broker-dealer or a dealer in securities or currencies;

●	an S corporation;

●	a bank, thrift or other financial institution;

●	a regulated investment company or a real estate investment trust;

●	an insurance company

●	a tax-exempt organization;

●	a person subject to the alternative minimum tax provisions of the Code;

●	a person holding the Bonds as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction;

●	a partnership or other pass-through entity;

●	a person deemed to sell the Bonds under the constructive sale provisions of the Code;

●	a U.S. person whose “functional currency” is not the U.S. dollar; or

●	a U.S. expatriate or former long-term resident.

In addition, this discussion is limited to persons that purchase the Bonds in this offering for cash and that hold the Bonds as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the effect of any applicable state, local, non-U.S. or other tax laws, including gift and estate tax laws.

As used herein, “U.S. Holder” means a beneficial owner of the Bonds that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons that have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds the Bonds, the tax treatment of an owner of the entity generally will depend upon the status of the particular owner and the activities of the entity. If you are an owner of an entity treated as a partnership for U.S. federal income tax purposes, you should consult your tax advisor regarding the tax consequences of the purchase, ownership and disposition of the Bonds.

We have not sought and will not seek any rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the Bonds or that any such position would not be sustained.

THIS SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS, POTENTIAL CHANGES IN APPLICABLE TAX LAWS AND THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS, AND ANY TAX TREATIES.

U.S. Holders

Interest

U.S. Holder generally will be required to recognize and include in gross income any stated interest as ordinary income at the time it is paid or accrued on the Bonds in accordance with such holder’s method of accounting for U.S. federal income tax purposes.

Sale or Other Taxable Disposition of the Bonds

A U.S. Holder will recognize gain or loss on the sale, exchange, redemption (including a partial redemption), retirement or other taxable disposition of a Bond equal to the difference between the sum of the cash and the fair market value of any property received in exchange therefore (less a portion allocable to any accrued and unpaid stated interest, which generally will be taxable as ordinary income if not previously included in such holder’s income) and the U.S. Holder’s adjusted tax basis in the Bond. A U.S. Holder’s adjusted tax basis in a Bond (or a portion thereof) generally will be the U.S. Holder’s cost therefore decreased by any payment on the Bond other than a payment of qualified stated interest. This gain or loss will generally constitute capital gain or loss. In the case of a non-corporate U.S. Holder, including an individual, if the Bond has been held for more than one year, such capital gain may be subject to reduced federal income tax rates. The deductibility of capital losses is subject to certain limitations.

Medicare Tax

Certain individuals, trusts and estates are subject to a Medicare tax of 3.8% on the lesser of (i) ”net investment income”, or (ii) the excess of modified adjusted gross income over a threshold amount. Net investment income generally includes interest income and net gains from the disposition of Bonds, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of the Medicare tax on their ownership and disposition of Bonds in light of their individual circumstances.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding when such holder receives interest and principal payments on the Bonds or proceeds upon the sale or other disposition of such Bonds (including a redemption or retirement of the Bonds). Certain holders (including, among others, corporations and certain tax-exempt organizations) generally are not subject to information reporting or backup withholding. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:

●	such holder fails to furnish its taxpayer identification number, or TIN, which, for an individual is ordinarily his or her social security number;

●	the IRS notifies the payor that such holder furnished an incorrect TIN;

●	in the case of interest payments such holder is notified by the IRS of a failure to properly report payments of interest or dividends;

●
in the case of interest payments, such holder fails to certify, under penalties of perjury, that such holder has furnished a correct TIN and that the IRS has not notified such holder that it is subject to backup withholding; or

●	such holder does not otherwise establish an exemption from backup withholding.

A U.S. Holder should consult its tax advisor regarding its qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability or may be refunded, provided the required information is furnished in a timely manner to the IRS.

Non-U.S. Holders are encouraged to consult their tax advisors.

 DESCRIPTION OF BONDS

This description sets forth certain terms of the Bonds that we are offering pursuant to this Offering Circular. In this section, we use capitalized words to signify terms that are specifically defined in the Indenture, by and between us and UMB Bank, as trustee, or the trustee. This section contains definitions of certain capitalized terms that are used herein. We refer you to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used in this Offering Circular for which no definition is provided.

Because this section is a summary, it does not describe every aspect of the Bonds or the Indenture. We urge you to read the Indenture because that document and not this summary defines your rights as a Bondholders. Please review a copy of the Indenture. The Indenture is filed as an exhibit to the offering statement, of which this offering circular is a part, at www.sec.gov. You may also obtain a copy of the Indenture from us without charge. See “Where You Can Find More Information” for more information. You may also review the Indenture at the trustee’s corporate trust office at 1670 Broadway, Denver, Colorado 80202.

Ranking

The Bonds are our direct, senior unsecured obligations and:

●	rank equally with each other and with all of our existing and future unsecured and unsubordinated indebtedness outstanding from time to time;

●	rank senior to all of our future indebtedness that by its terms is expressly subordinate to the Bonds;

●	effectively rank junior to any of our future secured indebtedness to the extent of the value of the assets securing such indebtedness; and

●
effectively are structurally subordinated to all existing and future indebtedness and other obligations of each of our subsidiaries, including the claims of mortgage lenders holding secured indebtedness, as to the specific property receiving each lender’s mortgage and other secured indebtedness.

Manner of Offering

The offering is being made on a best-efforts basis through JCC Advisors, LLC, our Managing Broker-Dealer, as well as other selected dealers, or Selling Group Members. Our Managing Broker-Dealer, nor any Selling Group Member, will be required to purchase any of our Bonds.

Interest and Maturity

The Bonds will mature on September 30, 2022 and will bear interest at a fixed rate of 7% per annum. Interest on the Bonds will be paid monthly on the 15th day of the month. The first interest payment on a Bond will be paid on the 15th day of the month following the issuance of such Bond.

THE REQUIRED INTEREST PAYMENTS AND PRINCIPAL PAYMENT ARE NOT A GUARANTY OF ANY RETURN TO YOU NOR ARE THEY A GUARANTY OF THE RETURN OF YOUR INVESTED CAPITAL. While our company is required to make the Interest Payments and Principal Payment as described in the Indenture and above, we do not intend to establish a sinking fund to fund such payments. Therefore, our ability to honor these obligations will be subject to our ability to generate sufficient cash flow or procure additional financing in order to fund those payments. If we cannot generate sufficient cash flow or procure additional financing to honor these obligations, we may be forced to sell some or all of our company’s assets to fund the payments, or we may not be able to fund the payments in their entirety or at all. If we cannot fund the above payments, Bondholders will have claims against us with respect to such violation.

Optional Redemption

We may redeem the Bonds in whole or in part, at any time. If we plan to redeem our Bonds, we are required to give notice of redemption not less than 30 days nor more than 60 days prior to any date of redemption, the Redemption Date, to each Bondholder’s address appearing in the securities register maintained by the trustee. In the event we elect to redeem less than all of the Bonds, the particular Bonds to be redeemed will be selected by the trustee by such method as the trustee shall deem fair and appropriate.

If the Redemption Date is on or before September 30, 2019, our company will pay the Bondholder an amount equal to 1.02 times the Price to Public for each Bond being redeemed at that time. If the Redemption Date is after September 30, 2019 but on or before September 30, 2020, our company will pay the Bondholder 1.015 times to the Price to Public for each Bond redeemed at that time. If the Redemption Date is after September 30, 2020 but on or before September 30, 2021, our company will pay the Bondholder 1.01 times to the Price to Public for each Bond redeemed at that time. If the Redemption Date is after September 30, 2021, our company will pay the Bondholder the Price to Public for each Bond redeemed at that time.

Optional Redemption by Bondholders

Our manager has adopted the following policy regarding the repurchase of Bonds upon the death or disability of a Bondholder. This policy is not a feature of the Bonds themselves or contained in the Indenture or any other agreement related to the Bonds.

In the event of death or disability of a Bondholder, Bonds may be presented to us for repurchase, or the Bond Repurchase. All or a portion (consisting of at least 25%), of the Bonds beneficially held by a Bondholder may be submitted to us for repurchase at any time in accordance with the procedures outlined below. At that time, the Company may, subject to the conditions and limitations described below, repurchase the Bonds presented for cash to the extent that we have sufficient funds available. Neither we, GK Development, nor its affiliates will receive any fees from us to complete any transactions under the Bond Repurchase.

The repurchase amount for the Bonds will be the amount that was paid for the Bonds subject to the Bond Repurchase. GK Development may also choose to amend, suspend or terminate the Bond Repurchase upon 30 days’ notice at any time.

In order for a disability to be considered a “qualifying disability,” (1) the Bondholder must receive a determination of disability based upon a physical or mental condition or impairment arising after the date the Bondholder first acquired the Bonds subject to the Bond Repurchase, and (2) such determination of disability must be made by the governmental agency responsible for reviewing the disability retirement benefits that the Bondholder could be eligible to receive. The “applicable governmental agencies” are limited to the following: (1) the Social Security Administration; (2) the U.S. Office of Personnel Management; or (3) the Veteran’s Benefits Administration.

Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums, will not entitle a Bondholder to the Bond Repurchase unless otherwise permitted by us. Repurchase requests following an award by the applicable governmental agency of disability benefits must be accompanied by: (1) the investor’s initial application for disability benefits; (2) a Social Security Administration Notice of Award, (3) a U.S. Office of Personnel Management determination of disability, (4) a Veteran’s Benefits Administration record of disability-related discharge or (5) such other documentation issued by the applicable governmental agency that we deem acceptable demonstrating an award of the disability benefits.

The following disabilities do not entitle a worker to Social Security disability benefits:

●	disabilities occurring after the legal retirement age;

●	temporary disabilities; and

●	disabilities that do not render a worker incapable of performing substantial gainful activity.

During any calendar year, we will not repurchase more than 5% of the weighted average number of Bonds outstanding during the prior calendar year, or the 5% Limitation. Repurchase requests will be reviewed based on the order they are received. The cash available for the Bond Repurchase will be limited to the available cash flows from operations or proceeds from sale of assets, or the Cash Limitation.

We will repurchase the Bonds subject to the Bond Repurchase on the last business day of the last day of the month following the end of a quarter (January, April, July and October). Requests for repurchase would have to be received on or prior to the end of the applicable quarter for us to repurchase the bonds as of the end of the following month, subject to the 5% Limitation and the Cash Limitation. You may withdraw your request to have your Bonds repurchased at any time prior to the last day of the applicable quarter.

If we could not repurchase all Bonds presented for repurchase in any quarter due to the Cash Limitation, we will attempt to honor repurchase requests on a pro rata basis, and we will treat the unsatisfied portion of the repurchase request as a request for repurchase the following quarter, unless such request is withdrawn.

The Bond Repurchase is only intended to provide interim liquidity under limited circumstances for Bondholders until a liquidity event occurs, such as the listing of our Bonds on a national securities exchange. The Bond Repurchase will be terminated if our Bonds become listed on a national securities exchange or there is another liquidity event prior to maturity of the Bonds. At the time of this offering, no public trading market exists for the Bonds, and there can be no assurance that a public market will develop.

To date, we have not received any repurchase requests pursuant to the Bond Repurchase.

Merger, Consolidation or Sale

We may consolidate or merge with or into any other corporation, and we may sell, lease or convey all or substantially all of our assets to any corporation, provided that the successor entity, if other than us:

●	is organized and existing under the laws of the United States of America or any United States, or U.S., state or the District of Columbia; and

●	assumes all of our obligations to perform and observe all of our obligations under the Bonds and the Indenture;

and provided further that no Event of Default (as defined below) shall have occurred and be continuing.

Except as described below under “- Certain Covenants - Offer to Repurchase Upon a Change of Control Repurchase Event,” the Indenture does not provide for any right of acceleration in the event of a consolidation, merger, sale of all or substantially all of the assets, recapitalization or change in our stock ownership. In addition, the Indenture does not contain any provision which would protect the Bondholders against a sudden and dramatic decline in credit quality resulting from takeovers, recapitalizations or similar restructurings.

Certain Covenants

Equity-Bond Ratio and Forced Sale Agreements

The Bonds will be unsecured; however, our company will be required to comply with the Equity-Bond Ratio covenant by owning real property with aggregate equity value of at least 70% of the outstanding principal of the Bonds, or the Equity-Bond Ratio. The equity subject to any future Forced Sale Agreements will also be included in the Equity-Bond Ratio. For properties owned, directly or indirectly, by our company, the equity value for purposes of the Equity-Bond Ratio will initially be the equity invested into the applicable property. Each acquired property will be required to be appraised, by an independent third party appraiser, annually during the term of the Bonds, and, following any such appraisal, our company’s equity value from a newly appraised property will be adjusted to equal the appraised value of the property less the outstanding indebtedness secured by such property and multiplied by our company’s ownership interest in the applicable property, in the event we acquire a partial interest in any property.

As with all non-payment defaults, our company will have a 120-day cure period to cure any breach of the Equity-Bond Ratio covenant before a default may be declared relative to such covenant. Any cure may be made by either acquiring additional property or entering into Additional Forced Sale Agreements.

Currently, we have an Equity-Bond Ratio of 275.6%. The Equity-Bond Ratio was calculated using (i) an appraised value of Lake Mead Crossing of $47,400,000 with debt related to Lake Mead Crossing totaling $38,995,873, (ii) an appraised value of 2700 Ygnacio of $18,000,000 with debt related to 2700 Ygnacio totaling $11,909,684, and $5,260,000 of outstanding principal of the Bonds.

Cash Coverage Ratio and Cash Flow Loans

While any Bonds remain outstanding, the Indenture provides that our company will maintain cash and cash equivalents, as defined by GAAP, equal to at least 120% of our company’s Bond Service Obligations for a period of three (3) months. Our company will be required to make monthly reports of its cash and cash equivalents to the trustee to ensure compliance with the Cash Coverage Ratio covenant. If our company falls out of compliance with the Cash Coverage Ratio covenant, it will have 120 days to cure such non-compliance.

Our company has entered into loan agreements with the Ridgmar Lender and Lakeview Lenders, whereby the Cash Flow Lenders are obligated to advance our company up to the entirety of the monthly distributions to them from their indirect ownership interest in Ridgmar and Lakeview Square, respectively, in order to enable our company to meet the Cash Coverage Ratio covenant. Any such advances will be represented by a promissory note, subordinate to the Bonds, that will bear interest at the then in effect IRS imputed interest rate and will have the same maturity date as the Bonds. We will be required to represent to the Ridgmar Lender or the Lakeview Lenders that we require such a loan in order to comply with the Cash Coverage Ratio covenant in order to receive such a loan. Prior to the Cash Flow Loans’ maturity date, our company may, but is not required, to make payments on the Cash Flow Loans at its discretion. At its discretion, our company may enter into substantial similar arrangements with other affiliates of GK Development in order to provide cash to our company to ensure compliance with the Cash Coverage Ratio covenant; provided, that the repayment of any loan from an affiliate of GK Development to our company shall be subordinate to the Bonds. To date, our company has not required any proceeds of the Cash Flow Loans to comply with the Cash Coverage Ratio covenant.

Limitations of the Forced Sale Agreements and Cash Flow Loans

We expect that any equity in a property that is subject to a Forced Sale Agreement may be financed using debt. We expect the terms of such debt to provide that the borrower will be in default if the ownership interest in the property, directly or indirectly, changes without lender consent. We expect that under terms of such loans, if the borrower is in default, the lender has the ability to accelerate the debt and charge certain penalties payable by the borrower. As a result, it may not be possible or it may be prohibitively expensive to sell the equity subject to a Forced Sale Agreement without lender consent. See “Risk Factors – Risks Related to the Offering – The Effectiveness of our trustee’s remedy to force a sale of equity subject to a Forced Sale Agreement and call the loans of Lake Mead Crossing, 2700 Ygnacio and future acquired properties may be limited by covenants and penalties in debt documents for senior mortgages secured by the respective underlying properties” and “Risk Factors – Risks Related to the Offering – Our trustee’s remedy to force a sale of equity subject to a Forced Sale Agreement may be limited due to covenants contained in the senior and mezzanine debt secured by those properties” for more information.

The existing Cash Flow Loan Agreements and any future Forced Sale Agreements or Cash Flow Loan Agreements are not expected to limit the rights of the Cash Flow Lenders, or any other holder of equity subject to such an agreement, to sell their equity, nor do those agreements preclude a sale of the underlying real properties. In either circumstance, we would lose our rights to Cash Flow Loans relative to the interest sold, and the value of the interest sold would no longer be available to support the Equity-Bond Ratio or the repayment of the Bonds in the event the trustee exercised its rights under the Forced Sale Agreements. See “Risk Factors – Risks Related to the Offering – Neither any future Forced Sale Agreements nor any current or future Cash Flow Loan Agreements limit the rights of the Cash Flow Lenders to sell their indirect equity in Lakeview Square, Ridgmar, or any equity subject to a future Forced Sale Agreement or Cash Flow Loan to an unaffiliated third party, nor do they preclude the sale of the underlying real properties” for more information.

We may enter into Forced Sale Agreements with affiliates. If we do, we anticipate the terms of the Forced Sale Agreements to be substantially similar to the expired Forced Sale Agreements related to Ridgmar and Lakeview Square, which were filed as exhibits to our Current Report on Form 1-U, filed with the SEC on October 6, 2016. As a result, the risks associated with the Forced Sale Agreements are expected to include, but not be limited to (i) the inability to effectively sell the affected equity due to restrictions contained in the underlying senior and mezzanine debt documents, (ii) the ability of the property owner to sell the property without the consent of the trustee, and (iii) the ability of the holder of the affected equity to sell the affected equity without the consent of the trustee.

Offer to Repurchase Upon a Change of Control Repurchase Event

“Change of Control Repurchase Event” means (A) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the membership units entitling that person to exercise more than 50% of the total voting power of all the membership units entitled to vote in meetings of our company (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (B) following the closing of any transaction referred to in subsection (A), neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange, or the NYSE, the NYSE Amex Equities, or the NYSE Amex, or the Nasdaq Stock Market, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or the Nasdaq Stock Market.

If a Change of Control Repurchase Event occurs, unless we have exercised our option to redeem the Bonds as described under “- Optional Redemption,” we will make an offer to each Bondholder to repurchase all or any part of that Bondholder’s Bonds at a repurchase price equal to 1.02 times the Price to Public if on or before September 30, 2019, 1.015 times the Price to Public if such event occurs after September 30, 2019 but on or before the September 30, 2020, 1.01 times the Price to Public if such event occurs after September 30, 2020 but on or before September 30, 2021, and at the Price to Public if such event occurs after September 30, 2021, plus any accrued and unpaid interest to, but not including the repurchase date.

Reports

We will furnish the following reports to each Bondholder:

Reporting Requirements under Tier II of Regulation A. We are required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. We are required to file: an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; current reports with the SEC on Form 1-U; and a notice under cover of Form 1-Z. The necessity to file current reports will be triggered by certain corporate events, similar to the ongoing reporting obligation faced by issuers under the Exchange Act, however the requirement to file a Form 1-U is expected to be triggered by significantly fewer corporate events than that of the Form 8-K. Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

Annual Reports. As soon as practicable, but in no event later than one hundred twenty (120) days after the close of our fiscal year, ending December 31st, our manager will cause to be mailed or made available, by any reasonable means, to each Bondholder as of a date selected by our manager, an annual report containing financial statements of our company for such fiscal year, presented in accordance with GAAP, including a balance sheet and statements of operations, Company equity and cash flows, with such statements having been audited by an accountant selected by our manager. Our manager shall be deemed to have made a report available to each Bondholder as required if it has either (i) filed such report with the SEC via its Electronic Data Gathering, Analysis and Retrieval (EDGAR) system and such report is publicly available on such system or (ii) made such report available on any website maintained by our company and available for viewing by the Bondholders.

Insurance

We will, and will cause each of our subsidiaries to, keep all of its insurable property insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and having an A.M Best policy holder’s rating of not less than A-V.

Payment of Taxes and Other Claims

We will pay or discharge or cause to be paid or discharged, before the same shall become delinquent: (i) all taxes, assessments and governmental charges levied or imposed upon us or any subsidiary or upon the income, profits or property of us or any subsidiary; and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of us or any subsidiary; provided, however, that we shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings or for which we have set apart and maintain an adequate reserve.

There is no public market for the Bonds. We may apply for quotation of the Bonds on an alternative trading system or over the counter market beginning after the final closing of this offering. However, even if the Bonds are listed or quoted, no assurance can be given as to (1) the likelihood that an active market for the Bonds will develop, (2) the liquidity of any such market, (3) the ability of Bondholders to sell the Bonds or (4) the prices that Bondholders may obtain for any of the Bonds. No prediction can be made as to the effect, if any, that future sales of the Bonds, or the availability of the Bonds for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of the Bonds, or the perception that such sales could occur, may adversely affect prevailing market prices of the Bonds. See “Risk Factors — Investment Risks.”

Event of Default

The following are Events of Default under the Indenture with respect to the Bonds:

●	default in the payment of any interest on the Bonds when due and payable, which continues for thirty (30) days, a Cure Period;

●	default in the payment of any principal of or premium on the Bonds when due, which continues for thirty (30) days, a Cure Period;

●
default in the performance of any other obligation or covenant contained in the Indenture or in this Offering Circular for the benefit of the Bonds, which continues for one hundred twenty (120) days after written notice, a Cure Period;

●	specified events in bankruptcy, insolvency or reorganization of us; and

●
any final and non-appealable judgment or order for the payment of money in excess of $25,000,000 singly, or in the aggregate for all such final judgments or orders against all such Persons shall be rendered against us or any Significant Subsidiary and shall not be paid or discharged.

Book-entry and other indirect Bondholders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or rescind an acceleration of maturity.

Annually, within 120 days following December 31st while the Bonds are outstanding, we will furnish to the trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the Indenture, or else specifying any Default and the nature and status thereof. We will also deliver to the trustee a written notification of any uncured Default within 30 days after we become aware of such uncured Default.

Remedies if an Event of Default Occurs

Subject to any respective Cure Period, if an Event of Default occurs and is continuing, the trustee or the Bondholders of not less than a majority in aggregate principal amount of the Bonds may declare the principal thereof, premium, if any, and all unpaid interest thereon to be due and payable immediately. In such event, the trustee will have the right force us to sell any real property held by us or any subsidiary of ours that we have the unilateral right to cause it to sell its assets. We will be required to contribute the proceeds of any such sale to the repayment of the Bonds. With respect to subsidiaries for which we do not have the unilateral right to sell their assets (for example, if we acquire a property in a joint venture), the trustee has the right to force us to sell our equity in such subsidiary in order to repay the Bonds.

If the sale of our assets is insufficient to repay all obligations under the Bonds, then the trustee will also have the right to force the sale of any equity interest or property then subject to a Forced Sale Agreement.

Limitations of the Forced Sale Agreements

We expect that any equity in a property that is subject to a Forced Sale Agreement may be financed using debt. We expect the terms of such debt to provide that the borrower will be in default if the ownership interest in the property, directly or indirectly, changes without lender consent. We expect that under terms of such loans, if the borrower is in default, the lender has the ability to accelerate the debt and charge certain penalties payable by the borrower. As a result, it may not be possible or it may be prohibitively expensive to sell the equity subject to a Forced Sale Agreement without lender consent. See “Risk Factors – Risks Related to the Offering – The Effectiveness of our trustee’s remedy to force a sale of equity subject to a Forced Sale Agreement and call the loans of Lake Mead Crossing, 2700 Ygnacio and future acquired properties may be limited by covenants and penalties in debt documents for senior mortgages secured by the respective underlying properties” and “Risk Factors – Risks Related to the Offering – Our trustee’s remedy to force a sale of equity subject to a Forced Sale Agreement may be limited due to covenants contained in the senior and mezzanine debt secured by those properties” for more information.

The existing Cash Flow Loan Agreements and any future Forced Sale Agreements or Cash Flow Loan Agreements are not expected to limit the rights of the Cash Flow Lenders, or any other holder of equity subject to such an agreement, to sell their equity, nor do those agreements preclude a sale of the underlying real properties. In either circumstance, we would lose our rights to Cash Flow Loans relative to the interest sold, and the value of the interest sold would no longer be available to support the Equity-Bond Ratio or the repayment of the Bonds in the event the trustee exercised its rights under the Forced Sale Agreements. See “Risk Factors – Risks Related to the Offering – Neither any future Forced Sale Agreements nor any current or future Cash Flow Loan Agreements limit the rights of the Cash Flow Lenders to sell their indirect equity in Lakeview Square, Ridgmar, or any equity subject to a future Forced Sale Agreement or Cash Flow Loan to an unaffiliated third party, nor do they preclude the sale of the underlying real properties” for more information.

We may enter into Forced Sale Agreements with affiliates. If we do, we anticipate the terms of the Forced Sale Agreements to be substantially similar to the expired Forced Sale Agreements related to Ridgmar and Lakeview Square, which were filed as exhibits to our Current Report on Form 1-U, filed with the SEC on October 6, 2016. As a result, the risks associated with the Forced Sale Agreements are expected to include, but not be limited to (i) the inability to effectively sell the affected equity due to restrictions contained in the underlying senior and mezzanine debt documents, (ii) the ability of the property owner to sell the property without the consent of the trustee, and (iii) the ability of the holder of the affected equity to sell the affected equity without the consent of the trustee.

At any time after the trustee or the Bondholders have accelerated the repayment of the principal, premium, if any, and all unpaid interest on the Bonds, but before the trustee has obtained a judgment or decree for payment of money due, the Bondholders of a majority in aggregate principal amount of outstanding Bonds may rescind and annul that acceleration and its consequences, provided that all payments and/or deliveries due, other than those due as a result of acceleration, have been made and all Events of Default have been remedied or waived.

The Bondholders of a majority in principal amount of the outstanding Bonds may waive any default with respect to that series, except a default:

●	in the payment of any amounts due and payable or deliverable under the Bonds; or

●	in an obligation contained in, or a provision of, the Indenture which cannot be modified under the terms of the Indenture without the consent of each Bondholder

The Bondholders of a majority in principal amount of the outstanding Bonds may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the Bonds, provided that (i) such direction is not in conflict with any rule of law or the Indenture, (ii) the trustee may take any other action deemed proper by the trustee that is not inconsistent with such direction and (iii) the trustee need not take any action that might involve it in personal liability or be unduly prejudicial to the Bondholders not joining therein. Subject to the provisions of the Indenture relating to the duties of the trustee, before proceeding to exercise any right or power under the Indenture at the direction of the Bondholders, the trustee is entitled to receive from those Bondholders security or indemnity satisfactory to the trustee against the costs, expenses and liabilities which it might incur in complying with any direction.

A Bondholder has the right to institute a proceeding with respect to the Indenture or for any remedy under the Indenture, if:

●	that Bondholder previously gives to the trustee written notice of a continuing Event of Default in excess of any Cure Period,

●	the Bondholders of not less than a majority in principal amount of the outstanding bonds have made written request;

●	such Bondholder or Bondholders have offered to indemnify the trustee against the costs, expenses and liabilities incurred in connection with such request;

●
the trustee has not received from the Bondholders of a majority in principal amount of the outstanding Bonds a direction inconsistent with the request (it being understood and intended that no one or more of such Bondholders shall have any right in any manner whatever by virtue of, or by availing of, any provision of the Indenture to affect, disturb or prejudice the rights of any other of such Bondholders, or to obtain or to seek to obtain priority or preference over any other of such Bondholders or to enforce any rights under the Indenture, except in the manner herein provided and for equal and ratable benefit of all Bondholders); and

●	the trustee fails to institute the proceeding within 60 days.

However, the Bondholder has the right, which is absolute and unconditional, to receive payment of the principal of and interest on such Bond on the respective due dates (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment and such rights shall not be impaired without the consent of such Bondholder.

L EGAL PROCEEDINGS

There are currently no legal proceedings involving our company.

On December 23, 2015, the Secretary of State of the State of Illinois entered a consent order censuring GK Development, Inc., our manager, and Garo Kholamian, the President, sole director and sole shareholder of our manager for violation of the Illinois Securities Act related to certain previous private offerings. The Illinois Secretary of State stated in the order that it is not intended to trigger or otherwise result in disqualification from the usage of Regulation A or Regulation D. The Illinois Secretary of State alleged failures of risk disclosure in those offerings based upon the actual performance of those programs and to disclose certain prior performance information considered required by the Illinois Secretary of State. Our manager and Mr. Kholamian disputed these allegations but, nevertheless, on December 22, 2015 stipulated to the entry of the consent order to settle this matter without any admission of the veracity of the alleged facts or conclusions of law of the Illinois Secretary of State.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners (5% or more)

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Class A	Garo Kholamian(1)(2)	67.81% Membership Interest	67.81%

Class A	Nancy Kholamian(2)(3)	12.61% Membership Interest	12.61%

Security Ownership of Management

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Class A	Management(2)	84.19% Membership Interest	84.19%
____________

(1)	Held by Garo Kholamian individually and through the Garo Kholamian Revocable Trust, and the Kholamian Family Insurance Trust.

(2)	Address is: 257 East Main Street, Suite 200, Barrington, IL 60010.

(3)	Held by Nancy Kholamian individually and through the Nancy Kholamian Revocable Trust.

 DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information on the directors and executive officers of GK Development. Our company is managed by GK Development, its sole manager. Consequently, our company does not have its own separate directors or executive officers.

Name	Age	Position with our Company	Director/Officer Since

Garo Kholamian	58	President and Sole Director	1995
Sherry Mast	49	Principal - Leasing	1997
Gregory C. Kveton	60	Principal - Development	2002
Susan Dewar	58	Senior Vice President - Acquisitions	2004
Matt Leiter	44	Senior Vice President - Equity Markets	2011
Melissa Pielet	51	Principal - Equity Markets	2013
RaeAnn Overberg	53	Senior Vice President - Operations	2004
Michael Sher	59	Chief Financial Officer	2015

Executive Officers

Set forth below is biographical information for GK Development’s executive officers.

Garo Kholamian, age 58, is the President, sole Director and sole shareholder of GK Development. Since the formation of the GK Development in 1995, Mr. Kholamian and his affiliates have acquired and developed over 120 million square feet of commercial property including apartments, office and commercial rental. Prior to forming GK Development, Mr. Kholamian was Senior Vice President of Development for Homart Development Co., the real estate development arm of Sears Roebuck, specializing in regional shopping malls, power centers and office buildings. At Homart, Mr. Kholamian was responsible for site selection, negotiation and project development and management of Homart’s community shopping centers, including over 2.2 million square feet of commercial rental space in the Midwest and Florida. Before managing the development of these centers, Mr. Kholamian assisted in the development of 1.5 million square feet of regional malls and 1.1 million square feet of office space throughout the U.S. for Homart. Mr. Kholamian received his Master’s Degree in Business Management from Loyola University of Chicago in 1985 and his Bachelor’s Degree in Architecture from the Illinois Institute of Technology in 1981. He is a member of the International Council of Shopping Centers and a licensed real estate broker in Illinois.

Sherry Mast, age 49, is the Principal - Leasing at GK Development. Ms. Mast joined GK Development in 1997 and, prior to taking over leasing, established property management and financial systems for GK Development. Ms. Mast is responsible for leasing of the company’s entire portfolio and manages outside broker relationships, as well as day-to-day leasing activity. Prior to joining GK Development, Ms. Mast was Marketing Manager for Karp’s, a nationally recognized bakery supply company. There she was responsible for new product development, creating bakery supply solutions for national retailers. From joining that company in 1992, Ms. Mast was involved in the creation of new products and worked closely with national clients, including Starbucks Coffee, Wal-Mart, Dominick’s Finer Foods and American Superstores. Prior to joining Karp’s, Ms. Mast was Quality Assurance Associate for Hyatt Hotel Corporation from 1989 through 1992. There she assisted in improving customer relations and maintaining Hyatt’s industry-leading service standards. Ms. Mast received her Bachelor’s Degree in Corporate Communications from Northern Illinois University. She is a member of the International Council of Shopping Centers and is a registered real estate salesperson in Illinois.

Gregory C. Kveton, age 60, is the Principal - Development at GK Development. He joined GK Development in 2002 to spearhead the company’s ground-up development team by identifying opportunities in emerging growth markets. He also directs new development and ongoing capital construction. During his tenure, GK Development has specialized in projects that deliver steady, increasing value for GK Development’s investors, tenants and community. Previously, Greg was Senior Vice President - Operations with fiscal and operation responsibility for GK Development’s portfolio. Before he joined GK Development, he was Vice President of Asset Management in the commercial rental group of Lend Lease Real Estate Investments, where he was responsible for project oversight for power center development in the western United States. At Homart Development Company, the real estate development arm of Sears Roebuck, Greg was National Director of the Community Centers group, where he oversaw asset and property management for the company’s power and community centers portfolio. Greg graduated from Iowa State University with a Bachelor of Science degree in Business Administration, and holds both the Certified Shopping Center Manager and Certified Retail Property Executive designations from the International Council of Shopping Centers (ICSC).

Susan Dewar, age 58, is the Senior Vice President - Acquisitions at GK Development. Susan joined GK Development in 2004, enriching the team with her extensive background in commercial, office and industrial real estate. Susan is responsible for reviewing and assessing each potential acquisition for GK Development. She has been actively involved in the acquisition and financing of several regional malls, including a portfolio of four malls totaling more than 1.74 million square feet. She was previously involved in obtaining financing for several of GK Development’s properties, and maintains a presence in both the local and national banking communities. Previously, Susan was Vice President of Real Estate for the Elmer J. Krauss Organization, at the time, the largest industrial real estate owner in the State of Florida. While with Krauss, she oversaw more than 30 acquisition/disposition transactions in a 3-year period, including all due diligence and financing. In addition, she was responsible for all property and asset management for the entire portfolio. Susan attended the University of Houston, focusing on Business and Real Estate, and is a licensed real estate broker in the State of Florida. She is a member of the International Council of Shopping Centers (ICSC), a Certified Property Manager, and a 20-year member of the Institute of Real Estate Management.

Matt Leiter, age 44, is the Senior Vice President - Equity Markets at GK Development. Matt manages legacy investments and its investors. Matt also structures new investment products for distribution to Broker Dealers, Family Offices, and Institutional investors. Matt manages and monitors the financial performance of the company’s four equity funds and seven single-asset real estate investment offerings. He has also selected and managed GK’s National Sales, Key Accounts and Wholesaling team, leading them to more than $50 million raised in less than two-years, allowing for the purchase or recapitalization of more than $150 million of real estate assets. Before joining GK Development, he was General Manager at the Leiter Group, a Florida real estate development firm with a focus on mixed-use multi-family public/private projects. There he led in managing and developing projects with a combined value of over $300 million. He also has experience as the Chief Operating Officer of a European software company and as a sales manager at Caterpillar, Inc., where he worked for six years. Matt received his Bachelor of Science degree from the University of Illinois at Champaign - Urbana and his Masters of Business Administration from the University of Chicago.

Melissa Pielet, age 51, is the Principal - Finance at GK Development. Melissa arranges financing for all of GK Development’s acquisitions and developments. She procures first mortgage debt, mezzanine debt and preferred equity for GK Development’s portfolio. This includes construction loans, bridge loans and permanent loans. She is also responsible for ongoing communication with lenders on all GK-owned assets. Before joining the GK Development team, Melissa was a Principal and Executive Vice President of finance for 26 years with HSA Commercial. There she was responsible for financing the development and acquisition of over 67 million square feet of real estate with a market value of over $2.5 billion. This included industrial, commercial, office, medical office, senior living, hotels and vacant land. During her tenure at HSA, Melissa oversaw communication with lenders for all ongoing needs related to HSA Commercial’s 16 million square feet of owned assets, including negotiation various loan restructures to benefit ownership. She also arranged financing for various third party borrowers, including all of GK Development’s acquisitions and developments. Melissa attended the University of Wisconsin, studying real estate and marketing. She is a member of the International Council of Shopping Centers (ICSC) and is licensed as a real estate broker in the state of Illinois.

RaeAnn Overberg, age 53, is the Senior Vice President - Operations at GK Development. RaeAnn brings the GK Development more than 20 years’ experience in leasing, facilities management, marketing, and site selection of commercial and commercial rental properties. Currently, RaeAnn oversees operations and has fiscal responsibility for GK Development’s portfolio of more than 6 million square feet of space. She is responsible for managing revenue and capital projections, physical property condition, and shopper marketing programs to meet the changing needs of the portfolio. RaeAnn was previously Director of Specialty Leasing; in 2004 she initiated the specialty leasing program for GK Development’s regional mall acquisitions. Before joining GK Development, RaeAnn worked for DHL Airways as Director of Corporate Services. She has also held positions in office building development and mall management for Homart Development Company, the real estate development arm of Sears Roebuck. RaeAnn graduated from DePauw University in Greencastle, Indiana with a Bachelor of Arts degree in Communications and Business. She is a member of the International Council of Shopping Centers (ICSC) and holds both their Certified Shopping Center Manager designation and Certified Retail Executive designation.

Michael Sher, age 59, is the Chief Financial Officer of GK Development Inc. Michael joined GK bringing over 30 years of experience including public accounting, specializing in audit, tax and consulting services within the real estate industry. Michael has a wide breadth of audit experience including managing the audits of large real estate portfolios encompassing all asset classes; privately offered real estate syndications; and entities with troubled loan and real estate-owned portfolios. Prior to joining GK, Michael was a partner with McGladrey LLP and served as the Chief Financial Officer of a multifamily real estate developer, Mesa Development Corporation based in Chicago, Illinois. Mesa Development has developed over $400,000,000 of multifamily real estate. As CFO, Michael was responsible for all aspects of the finance department including the reporting process, investor and lender relations, treasury, tax and compliance. Michael’s education includes a Bachelor of Science in Accounting and a Master’s of Science in Taxation from the University of the Witwatersrand, Johannesburg, South Africa. Michael is a Certified Public Accountant and member of American Institute of Certified Public Accountants and the Illinois CPA Society.

Directors

Garo Kholamian is the sole shareholder and director of GK Development.

EXECUTIVE COMPENSATION

Our company does not have executives. It is operated by a sole manager, GK Development. We will not reimburse our manager for any portion of the salaries and benefits to be paid to its executive officers named in “Directors and Executive Officers.” See “Compensation of our manager and its Affiliates” for a list of fees payable to GK Development and/or its affiliates.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Forced Sale Agreements

In order to comply with the Equity-Bond Ratio, our company may, with the trustee’s reasonable approval, enter into Forced Sale Agreements with affiliates of GK Development.

We expect that any equity in a property that is subject to a Forced Sale Agreement may be financed using debt. We expect the terms of such debt to provide that the borrower will be in default if the ownership interest in the property, directly or indirectly, changes without lender consent. We expect that under terms of such loans, if the borrower is in default, the lender has the ability to accelerate the debt and charge certain penalties payable by the borrower. As a result, it may not be possible or it may be prohibitively expensive to sell the equity subject to a Forced Sale Agreement without lender consent. See “Risk Factors – Risks Related to the Offering – The Effectiveness of our trustee’s remedy to force a sale of equity subject to a Forced Sale Agreement and call the loans of Lake Mead Crossing, 2700 Ygnacio and future acquired properties may be limited by covenants and penalties in debt documents for senior mortgages secured by the respective underlying properties” and “Risk Factors – Risks Related to the Offering – Our trustee’s remedy to force a sale of equity subject to a Forced Sale Agreement may be limited due to covenants contained in the senior and mezzanine debt secured by those properties” for more information.

The existing Cash Flow Loan Agreements and any future Forced Sale Agreements or Cash Flow Loan Agreements are not expected to limit the rights of the Cash Flow Lenders, or any other holder of equity subject to such an agreement, to sell their equity, nor do those agreements preclude a sale of the underlying real properties. In either circumstance, we would lose our rights to Cash Flow Loans relative to the interest sold, and the value of the interest sold would no longer be available to support the Equity-Bond Ratio or the repayment of the Bonds in the event the trustee exercised its rights under the Forced Sale Agreements. See “Risk Factors – Risks Related to the Offering – Neither any future Forced Sale Agreements nor any current or future Cash Flow Loan Agreements limit the rights of the Cash Flow Lenders to sell their indirect equity in Lakeview Square, Ridgmar, or any equity subject to a future Forced Sale Agreement or Cash Flow Loan to an unaffiliated third party, nor do they preclude the sale of the underlying real properties” for more information.

We may enter into Forced Sale Agreements with affiliates. If we do, we anticipate the terms of the Forced Sale Agreements to be substantially similar to the expired Forced Sale Agreements related to Ridgmar and Lakeview Square, which were filed as exhibits to our Current Report on Form 1-U, filed with the SEC on October 6, 2016. As a result, the risks associated with the Forced Sale Agreements are expected to include, but not be limited to (i) the inability to effectively sell the affected equity due to restrictions contained in the underlying senior and mezzanine debt documents, (ii) the ability of the property owner to sell the property without the consent of the trustee, and (iii) the ability of the holder of the affected equity to sell the affected equity without the consent of the trustee.

Cash Flow Loans

Our company has entered into loan agreements with the Lakeview Lenders and the Ridgmar Lender, whereby the Cash Flow Lenders are obligated to advance our company up to the entirety of the monthly cash flow to them from their indirect ownership interest in Lakeview Square or Ridgmar, respectively, in order to enable our company to meet the Cash Coverage Ratio covenant. Any such advances will be represented by a promissory note, subordinate to the Bonds, that will bear interest at the then in effect IRS impute interest rate and will have the same maturity date as the Bonds. We will be required to represent to the Cash Flow Lenders that we require such a loan in order to comply with the Cash Coverage Ratio covenant in order to receive such a loan. The source of the Cash Flow Loans will be the distributions to the Cash Flow Lenders resulting in their indirect ownership interest in the underlying real property. Prior to the Cash Flow Loans’ maturity date, our company may, but is not required, to make payments on the Cash Flow Loans at its discretion. At its discretion, our company may enter into substantial similar arrangements with other affiliates of GK Development in order to provide cash to our company to ensure compliance with the Cash Coverage Ratio covenant; provided, that the repayment of any loan from an affiliate of GK Development to our company shall be subordinate to the Bonds.

The Cash Flow Loan Agreements do not limit the rights of the holders of such equity to sell their equity, nor do those agreements preclude a sale of the underlying real properties. If this were to occur, we would lose our rights to the cash flow loans relative to the interest sold. See “Risk Factors – Risks Related to the Offering – Neither the Forced Sale Agreements nor the Cash Flow Loan Agreements limit the rights of the Cash Flow Lenders to sell their indirect equity in Lakeview Square, Ridgmar, or any other equity subject to a Forced Sale Agreement or a Cash Flow Loan to an unaffiliated third party, nor do they preclude the sale of the underlying real properties.” for more information.

Mezzanine Debt

Lake Mead Parent, LLC, the owner of Lake Mead Partners, LLC and the wholly-owned subsidiary of our company, and Lake Mead Development, LLC received mezzanine debt to purchase Lake Mead Crossing from an affiliate of our manager. Under the promissory note, Lake Mead Parent, LLC and Lake Mead Development, LLC can borrow up to $10,500,000 at 8% interest. The mezzanine loan requires monthly interest payments only. The loan matures on November 12, 2018. Currently, the mezzanine loan has an outstanding principal of approximately $9,968,483. We believe the terms of the current loan are, and any future loans from an affiliate of our manager will be, fair and at market rates for such loans. However, we cannot assure you that a third party unaffiliated with GK Development would not be willing to provide current loan financing on better terms.

Interim Debt

Lake Mead Partners, LLC received an interim loan from our manager in the amount of $2,608,100 in connection with our acquisition of Lake Mead Crossing. The interim loan carries interest of 7% until the loan is called by our manager. After the loan is called, the interest rate will increase to 8%. Our manager may call the loan at any time and in its sole discretion. Currently, this interim loan has an outstanding principal of approximately $648,100. We believe the terms of the current loan are fair and at market rates for such loans. However, the terms of this loan were not negotiated at arm’s length, and we cannot assure you that an unaffiliated third party would not be willing to provide loan financing on better terms.

Lake Mead Development, LLC received an interim loan from our manager in the amount of $20,000 in connection with our acquisition of Lake Mead Crossing. The interim loan carries interest of 7% until the loan is called by our manager. After the loan is called, the interest rate will increase to 8%. Our manager may call the loan at any time and in its sole discretion. This loan has been fully repaid. We believe the terms of this loan were fair and at market rates for such loans. However, the terms of this loan were not negotiated at arm’s length, and we cannot assure you that an unaffiliated third party would not have been willing to provide loan financing on better terms.

2700 Ygnacio Partners, LLC received an interim loan from our manager in the amount of $2,305,000 in connection with our acquisition of 2700 Ygnacio. The interim loan carries interest of 7% until the loan is called by our manager. After the loan is called, the interest rate will increase to 8%. Our manager may call the loan at any time and in its sole discretion. Currently, this interim loan has an outstanding principal of approximately $666,000.

See “Selection, Retention and Custody of Company’s Investments” and “Policies in Respect to Certain Transactions” for more information on related party transactions.

SELECTION, RETENTION AND CUSTODY OF COMPANY’S INVESTMENTS

GK Development, our company’s manager, or its affiliates will be responsible for all aspects of the management of our company’s assets. Through this management, GK Development or its affiliates will be entitled to the fees enumerated below:

Acquisition Fees. GK Development will be entitled to 2% of the purchase price of each property purchased from non-affiliated, third party sellers for identifying, reviewing, evaluating, investing in and the purchase of real property acquisitions. These acquisition fees are payable by our company regardless of whether the property ever generates positive cash flow.

Property Management Services Fee. Each property owned by our company will be managed by a property manager, which may be GK Development or an affiliate of GK Development. For its services, the property manager will be paid property management fees, leasing compensation and other compensation on arm’s-length terms and at competitive rates, provided that property management fees for any property may not exceed 5% of annual gross revenues from that property. The property management fees will be paid in arrears on a monthly basis. The property management fees are payable by our company regardless of whether the property ever generates positive cash flow.

Disposition Fees. GK Development will receive 2% of the gross sale price from the disposition of each property by our company. These disposition fees are payable by our company regardless of whether the investment is sold at a gain or a loss.

Financing Fees. GK Development will be entitled to 2% of the principal amount of any financing in conjunction with the purchase or refinance of an asset. These financing fees are payable by our company regardless of whether the asset generates positive cash flow.

Other Fees. GK Development may be entitled to certain additional, reasonable fees in association with other activities imperative to the operations of our company. Such activities include, but are not limited to, property leasing, property development, and loan guarantees. GK Development will endeavor to determine such fees based upon benchmark market rates.

  POLICIES WITH RESPECT TO CERTAIN TRANSACTIONS

Conflicts Generally

GK Development has not established any formal procedures to resolve the conflicts of interest discussed below. Bondholders, therefore, will be dependent on the good faith of the respective parties to resolve conflicts equitably. Although GK Development will attempt to monitor these conflicts, it will be extremely difficult if not impossible to assure that these conflicts do not arise, and may, in certain circumstances, result in adverse consequences to our company.

Specific Conflicts Inherent in our Company

As described below, certain conflicts of interest are inherent in an investment in our company. By investing in this offering, each Bondholder will be deemed to have consented to these conflicts and to have agreed not to assert any claim that any such conflicts violate any duty owed by GK Development, our manager, or its affiliates to the Bondholders, except to the extent that such conflict results in liability under the Securities Act. These conflicts include those inherent to the business relationship between our company and GK Development described in the preceding section. See “Selection, Retention and Custody of Company’s Investments” and “Certain Relationships and Related Transactions” for more information.

Property Purchased from GK Development and their Affiliates. Our company may acquire properties, or an interest therein, from GK Development, and/or its affiliates. These properties, or interests therein, may be acquired in exchange for any combination of cash, debt and/or equity in our company. GK Development, or their affiliates, may derive a profit as a result of these acquisition transactions.

Other Activities. GK Development and its shareholder, director, officers and employees are not required to devote their full time to the business of our company, and GK Development and its shareholder, director, officers and employees may have conflicts of interest in allocating management time between our company and other activities of GK Development. However, GK Development is required to spend such time as is reasonably needed for the operations of our company and as is consistent with the due care that a fiduciary would use in the conduct of an enterprise of a like character and with like aims. GK Development believes that it has sufficient staff to be fully capable of discharging its responsibilities to our company. GK Development and its respective affiliates may have other business interests or may engage in other business ventures of any nature or description whatsoever, whether presently existing or created later, and whether or not competitive with the business of our company or its affiliates. GK Development will have no right (including without limitation a right of first opportunity, first offer or first refusal with respect to any real estate investment presented to GK Development or any of their respective affiliates) by virtue of its participation in our company in or to such ventures or activities or to the income or profits derived from them. To the extent GK Development or its affiliates already have an ownership interest in an existing property in a market in which our company intends to acquire property, such other property may be in competition with our company’s investment for prospective tenants. Further, GK Development will have sole discretion to determine which among its affiliate’s sponsored programs should purchase any particular property or make any other investment, or enter into a joint venture for the acquisition and operation of specific properties.

Co-Investments. GK Development has the right, in its sole discretion, to determine whether it or any of its affiliates may co-invest with our company with respect to any particular property investment.

Loans. Our company purchased Lake Mead Crossing by utilizing debt financing directly from our manager and from an affiliate of our manager. See “Certain Relationships and Related Transactions” for more information. We are not restricted from obtaining future debt financing from our manager or an affiliate of our manager. While we believe these loans are, and any future loans will be, fair and at market rates consistent with such loans, the terms of any such financing were not, and will not be, negotiated at arm’s length.

No Separate Representation of Bondholders by Counsel to our Company. Legal counsel for our company does not represent the Bondholders in connection with the organization or business of our company or this offering, and such counsel disclaims any fiduciary or attorney-client relationship with the Bondholders. Prospective investors should obtain the advice of their own legal counsel regarding legal matters.

COMPENSATION OF OUR MANAGER AND ITS AFFILIATES

The following is a description of compensation that may be received by GK Development and its affiliates from our company or in connection with the proceeds of this offering. These compensation arrangements have been established by GK Development and its affiliates and are not the result of arm’s-length negotiations. Services for which our company engages GK Development or its affiliates and which are not described below will be compensated at the market rate. Fees payable to GK Development or its affiliates in excess of the rate set forth in this section entitled “Compensation of our Manager and Its Affiliates” will require the consent of a majority of the Bonds. For this purpose, a Bondholder will be deemed to have consented with respect to its Bonds if he has not objected in writing within five (5) calendar days after the receipt of the consent request. GK Development or an affiliate may elect to waive or defer certain of these fees in its sole discretion. This table assumes that the maximum offering amount of $50,000,000 is sold in this offering.

Form of Compensation	Description	Estimated Amount of Compensation

Offering and Organization Stage:

Organization and Offering Expenses:	GK Development will be reimbursed for organization and offering expenses.	$275,000

Promotional Fee:	GK Development will be paid a promotional fee for organizing and structuring the offering equal to 1.88% of the offering proceeds.	$940,000

Operating Stage:

Property Management Services Fee:
In connection with the provision of property management services, GK Development, will receive an annual property management fee, of up to 5.0% of the monthly gross income from any property it manages. The property management fee will be paid in arrears on a monthly basis.
		Impractical to determine at this time(1)

Acquisition Fee:
GK Development will be entitled to 2% of the purchase price of each property purchased from non-affiliated, third party sellers for identifying, reviewing, evaluating, investing in and the purchase of real property acquisitions. Our company does not anticipate acquiring any properties from non-affiliated, third party sellers in the twelve (12) months following the qualification of this offering, and, therefore, does not expect to pay any acquisition fees during that time period. However, our company has not yet entered any definitive agreements for the purchase of assets from affiliates.
		Impractical to determine at this time

Financing Fee:	GK Development will be entitled to 2% of the principal amount of any financing in conjunction with purchase or refinance of an asset.(2)	Impractical to determine at this time

Disposition Fee:	GK Development will receive 2% of the gross sale price from the disposition of each property by our company.	Impractical to determine at this time

Reimbursement of Expenses:	GK Development will be reimbursed by our company for all costs incurred by GK Development and its affiliates when performing services on behalf of our company.	Impractical to determine at this time

Liquidation Stage:

Reimbursement of Expenses:
GK Development will be reimbursed by our company for reasonable and necessary expenses paid or incurred by GK Development in the future in connection with the liquidation of our company, including any legal and accounting costs to be paid from operating revenue.
		Impractical to determine at this time

In connection with our acquisition of Lake Mead Crossing from an unaffiliated, third party seller, our manager became entitled to $845,000 payable as an acquisition fee, representing 2% of the purchase price. In connection with our acquisition of 2700 Ygnacio from an unaffiliated, third party seller, our manager became entitled to $300,000 payable as an acquisition fee, representing 2% of the purchase price.
_____________
(1)	Although impractical to determine for future years, we received Property Management Services Fees of $25,855 and $112,918 in 2015 and 2016, respectively.
(2)
GK Development may employ third parties, both affiliated and unaffiliated, to assist in securing debt financing for our company. In such an event, GK Development may reallow all or a portion of the financing fee to such third party. In connection with our company’s acquisition of Lake Mead Crossing, GK Development reallowed 100% of the financing fee, $655,000, to M Capital Partners LLC, an unaffiliated, third party, and $170,600 to the mezzanine lender. In connection with our company's acquisition of 2700 Ygnacio, GK Development reallowed 100% of the financing fee, $226,500, to M Capital Partners LLC, an unaffiliated, third party.

PRIOR PERFORMANCE SUMMARY

Prior Investment Programs

The information presented in this section represents the historical experience of real estate programs sponsored by GK Development. These are all private programs as GK Development has sponsored no public programs other than our company. Investors in this offering should not assume that they will experience returns, if any, comparable to those experienced by investors in any of GK Development’s prior programs. Investors who purchase Bonds will not acquire any ownership interest in any of the programs discussed in this section.

The Prior Performance Tables set forth information as of December 31, 2016 regarding certain of these prior programs regarding: (1) experience in raising and investing funds (Table I); (2) compensation to GK Development or its affiliates (separate and distinct from any return on its investment) (Table II); (3) annual operating results (Table III); and (4) results of completed programs (Table IV). Sales or disposals of properties (Table V) have been omitted because no transactions of this nature have been completed during the three years ended December 31, 2015 by programs with similar investment objectives. We will furnish copies of Table VI which shows acquisitions of properties by prior programs to any prospective investor upon request and without charge.

As of June 30, 2017, GK Development was the sponsor of nine private programs that had closed offerings in the prior ten years; none of which had investment objectives similar to our company (see Tables I, II and III). Of the seven prior private programs that closed offerings within the prior five years, we do not believe that any of them had similar investment objectives to our company because: (i) four of the programs were equity programs designed to invest in a single, identified asset and (ii) the remaining three programs were notes programs designed to make loans to identified affiliates of GK Development.

As of June 30, 2017, the nine private programs of which GK Development was sponsor had raised in the aggregate $174 million in equity and debt capital from a total of 1,991 total investors, and acquired a total of twenty-eight properties with an aggregate acquisition cost of approximately $650,000,000. Of these nine programs, none have been completed.

As a percentage of acquisition costs, the diversification of these properties by geographic area is as follows:

Geographic Area	%

Midwest	51.6%
South	33.3%
West	15.1%

All of the properties acquired by GK Development’s prior programs are retail properties, which are commercial properties. Our manager ‘s prior programs have acquired no residential properties. Of the acquisitions of the prior programs, 2% were new properties or developed by an affiliate and 98% were used properties. Our manager’s prior programs described herein have sold an aggregate of two (2) properties.

Set forth below is a brief summary of each of the prior programs sponsored by GK Development in the prior ten years as of December 31, 2016.

InvestLinc GK Properties Fund II, LLC (“Fund II”)

Fund II was formed in March 2004 to invest in commercial real estate opportunities through investments in income producing real estate throughout the United States. Fund II raised $39,351,400 (393,514 units or $1,000 per unit) from accredited investors through a private placement offering. Fund II is scheduled to expire on December 31, 2017. Fund II’s portfolio currently consists of a regional mall, Lufkin Mall, located in Lufkin, TX and a large open-air shopping center, Yorkshire Plaza, located in Aurora, IL. Yorkshire Plaza is anchored by Best Buy and Value City Furniture. Through December 31, 2016, the Fund made aggregate distributions of $9,353,929 ($23.77 per unit) to members. Fund II is currently paying distributions equal to 1% of the equity raised to its investors, which is 8% less than the preferred return to investors intended to be paid under Fund II’s operating agreement. Fund II’s cash from operations was materially and adversely affected by the economic recession of 2008-2009, which resulted in significant financial hardship to the tenants of Fund II’s retail investments. As a result, Fund II had several tenants either go bankrupt or cease paying under their leases or require significant rent concessions to stay in their spaces. In order to preserve cash needed to meet Fund II’s debt service obligations and avoid default and foreclosure on Fund II’s properties, GK Development, as Fund II’s manager, determined it was in the best interest of Fund II to reduce distributions below Fund II’s targeted distribution amount. By retaining funds, the goal is to create value for investors over time, increasing the possibility of resuming distributions and maximizing returns for investors at the conclusion of Fund II. In March 2016, Fund II sold one of its commercial real estate assets for $30,250,000. The sale resulted in a gain of approximately $1,800,000. Fund II anticipates, but is not obligated, to liquidate on December 31, 2017. Therefore, Fund II has not yet reached its anticipated liquidity event.

InvestLinc GK Properties Fund III, LLC (“Fund III”)

Fund III was formed in April 2006 to invest primarily in commercial real estate opportunities through investments in income producing real estate throughout the United States. Fund III raised $24,007,395 (2,426,801.29784 units) from accredited investors through a private placement offering. Fund III is scheduled to expire on April 20, 2019. Fund III’s portfolio currently consists of College Square Mall Development, a property adjacent to College Square Mall, located in Cedar Falls, IA; and Peru Mall, a regional mall, located in Peru, IL. Through December 31, 2016, the Fund has made aggregate distributions of $4,004,141 ($1.65 per unit). Fund III has not paid distributions to its investors since 2009. Fund III’s cash from operations was materially and adversely affected by the economic recession of 2008-2009, which resulted in significant financial hardship to the tenants of Fund III’s retail investments. As a result, Fund III had several tenants either go bankrupt or cease paying under their leases or require significant rent concessions to stay in their spaces. In order to preserve cash needed to meet Fund III’s debt service obligations and avoid default and foreclosure on Fund III’s properties, GK Development, as Fund III’s manager, determined it was in the best interest of Fund III to reduce distributions below Fund III’s targeted distribution amount. By retaining funds, the goal is to create value for investors over time, increasing the possibility of resuming distributions and maximizing returns for investors at the conclusion of Fund III. In February 2016 and April 2016, Fund III sold two of its commercial real estate assets for $2,000,000 and $10,121,000, respectively. The sales resulted in a gain aggregating approximately $6,200,000. Fund III anticipates, but is not obligated, to liquidate on April 20, 2019. Therefore, Fund III has not yet reached its anticipated liquidity event.

Grand Center Partners, LLC (“GCP”)

In March 2012, GCP raised $2,410,000 from accredited investors through a private placement offering for the purpose of making a preferred equity investment to fund the development of a retail shopping center known as The Shops at North Grand, located in Ames, IA. The property consisted of (i) 98,827 square feet of inline “big box” retail space leased to Kohl’s, The Gap Outlet, Shoe Carnival and TJ Maxx; (ii) two fully leased single tenant outparcel buildings totaling 5,613 square feet; (iii) an outparcel pad approximating 0.57 acres; and (iv) a multi-tenant outparcel building consisting of 8,731 square feet. The retail shopping center was sold in November 2013 and the investors received cash distributions aggregating $3,224,000. The projected liquidation for this investment was 2017; however, the investors received a return of their equity, plus a return on their equity in 2013.

GDH Investments, LLC (“GDH”)

 In September 2012, GDH raised $2,000,000 from accredited investors through a private placement offering for the purpose of making a preferred equity investment into GDH to fund the re-development of a neighborhood shopping center located in the Lincoln Park North/Sheffield/Clybourn retail corridor in Chicago, Illinois. The center consisted of 35,400 square feet of retail space and a 43-car underground parking facility. The property was sold in January 2014 and the investors received cash distributions of $3,123,000. The projected liquidation for this investment was 2017; however, the investors received a return of their equity, plus a return on their equity in 2014.

 GK Secured Income I, LLC (“GKSI I”)

GKSI I was formed in December 2012 to provide a loan to an entity affiliated with our manager of GKSI I. GKSI I raised $7,364,587 from accredited investors through a private placement offering. The investors are entitled to receive a return of 8% per annum payable monthly. Through December 31, 2016, $2,100,579 has been paid to its members, representing an 8% annual return from inception. To date, no sales of properties or capital events have occurred in GKSI I. GKSI I anticipates, but is not obligated, to liquidate within five to seven years of the termination of its offering, December 2017. Therefore, GKSI I has not yet reached its anticipated liquidity event.

GK Preferred Income I (Lakeview Square), LLC (“GKPI I”)

GKPI I was formed in February 2013, to acquire, own and operate, through a wholly-owned subsidiary, a regional mall known as Lakeview Square Mall, located in Battle Creek, MI. Lakeview Square Mall consists of 551,228 square feet of retail space, of which 259,635 square feet is owned by GKPI I, with the remaining 291,593 square feet being owned by the following anchor tenants; Sears, JC Penney and Macy’s. GKPI I raised $5,177,239 of preferred equity from accredited investors through a private placement offering. The investors are entitled to receive a minimum preferred return of 7% per annum. As of March 31, 2015, all of the preferred equity ($5,177,239) has been returned to the investors, together with a 15% annualized preferred return. It was originally anticipated that the investors would receive the return of their invested equity together with the preferred return in 2018.

GK Preferred Income II (Ridgmar), LLC (“GKPI II”)

GKPI II was formed in August 2013, to acquire and own, through wholly-owned subsidiaries, an 87.50% Tenant-in-Common (“TIC”) interest in a regional mall known as Ridgmar Mall, located in Ft. Worth, TX. The remaining TIC interest is held by an affiliate of the sponsor. Ridgmar Mall consists of 1,235,515 square feet of retail space, of which 398,840 square feet is owned by the TIC, with the remaining 836,675 square feet being owned by the following anchor tenants; Dillard’s, Macy’s, Neiman Marcus, Sears, and JC Penney. During 2013 and 2014, GKPI II raised $23,864,440 of preferred equity from accredited investors through a private placement offering. The investors are entitled to receive a preferred equity return of 7% per annum. Through December 31,2016, $4,201,170 has been paid to its members, representing a 7% preferred return. To date, no sales of properties or capital events have occurred in GKPI II. GKPI II anticipates, but is not obligated, to liquidate within five to seven years of the termination of its offering, August 2018. Therefore, GKPI II has not yet reached its anticipated liquidity event.

GK Secured Income Investments III, LLC (“GKSI III”)

GKSI III was formed in October 2014 to provide loans to Fund I and to Peru GKD Partners, LLC (“Peru”) on a 50/50 basis. Peru is owned by Fund II. Both Fund I and Fund II are affiliated with our manager of GKSI III. Through December 31, 2015, GKSI III raised $11,111,776 from accredited investors through a private placement offering. The members are entitled to receive a preferred return of 9% per annum payable monthly. Through December 31,2016, $1,823,126 has been paid to investors, representing a 9% annual return. To date, no sales of properties or capital events have occurred in GKSI III. GKSI III anticipates, but is not obligated, to liquidate within five to seven years of the termination of its offering, October 2017. Therefore, GKSI III has not yet reached its anticipated liquidity event.

GK Secured Income IV, LLC (“GKSI IV”)

GKSI IV was formed in September 2015 to provide loans in the aggregate of $10,000,000 to Lake Mead Partners, LLC, which loans were to be secured by our company pledging all of its equity interest in Lake Mead Partners, LLC. Through December 31, 2015, GKSI IV raised $10,779,000 from accredited investors through a private placement offering. In the first year, the members are entitled to receive a preferred return of 7% per annum. Through December 31,2016, $828,584 has been paid to investors, representing a 7% annual return. To date, no sales of properties or capital events have occurred in GKSI IV. GKSI IV anticipates, but is not obligated, to liquidate within five to seven years of the termination of its offering, September 2018. Therefore, GKSI IV has not yet reached its anticipated liquidity event.

GK Preferred Income III (Lufkin), LLC (“GKPI III”)

GKPI III was formed on April 2, 2015, to acquire, own and operate, through a wholly-owned subsidiary, a regional mall known as Lufkin Mall, located in Lufkin Texas. Lufkin Mall consists of 371,309 square feet of total space, of which approximately 348,468 square feet is owned by GKPI III, with the remaining 22,841 square feet being owned by Boot Barn. GKPI III raised $9,835,745 of preferred equity from accredited investors through a private placement offering. The investors are entitled to receive a minimum preferred return of 7% per annum. Through December 31, 2016, $406,916 has been paid to its members, representing a 7% annual preferred return from inception. To date, no sales of properties or capital events have occurred in GKPI III. GKPI III anticipate, but is not obligated, to liquidate within five to seven years of the termination of its offering April 2020. Therefore, GKPI III has not reached its anticipated liquidity event.

  LIMITATIONS ON LIABILITY

Our manager and executive officers, if any are appointed by our manager, will owe fiduciary duties to our company and our members in the manner prescribed in the Delaware Limited Liability Company Act and applicable case law. Neither our manager nor any executive officer will owe fiduciary duties to our bondholders. Our manager is required to act in good faith and in a manner that it determines to be in our best interests. However, nothing in our Operating Agreement precludes our manager or executive officers or any affiliate of our manager or any of their respective officers, directors, employees, members or trustees from acting, as a director, officer or employee of any corporation, a trustee of any trust, an executor or administrator of any estate, a member of any company or an administrative official of any other business entity, or from receiving any compensation or participating in any profits in connection with any of the foregoing, and neither our company nor any member shall have any right to participate in any manner in any profits or income earned or derived by our manager or any affiliate thereof or any of their respective officers, directors, employees, members or trustees, from or in connection with the conduct of any such other business venture or activity. Our manager, its executive officers, any affiliate of any of them, or any shareholder, officer, director, employee, partner, member or any person or entity owning an interest therein, may engage in or possess an interest in any other business or venture of any nature or description, provided that such activities do not compete with the business of our company or otherwise breach their agreements with our company; and no member or other person or entity shall have any interest in such other business or venture by reason of its interest in our company.

Our manager or executive officers have no liability to our company or to any member for any claims, costs, expenses, damages, or losses suffered by our company which arise out of any action or inaction of any manager or executive officer if such manager or executive officer meets the following standards: (i) such manager or executive officer, in good faith, reasonably determined that such course of conduct or omission was in, or not opposed to, the best interests of our company, and (ii) such course of conduct did not constitute fraud, willful misconduct or gross negligence or any breach of fiduciary duty to our company or its members. These exculpation provisions in our Operating Agreement are intended to protect our manager and executive officers from liability when exercising their business judgment regarding transactions we may enter into.

Insofar as the foregoing provisions permit indemnification or exculpation of our manager, executive officers or other persons controlling us from liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification and exculpation is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXPERTS

The consolidated financial statements of our company as of December 31, 2016, which comprise the balance sheet as of December 31, 2016 and the related statements of operations, members’ equity and cash flows for the year ended December 31, 2016, and the related notes to the consolidated financial statements and the Statement of Revenues and Certain Direct Operating Expenses of 2700 Ygnacio for the fiscal year ended December 31, 2016 included in this Offering Circular and the related notes to those financial statements, have been audited by Eide Bailly LLP, an independent public accounting firm, as stated in their report appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

The consolidated financial statements of our company as of December 31, 2015, which comprise the balance sheet as of December 31, 2015 and the related statements of operations, members’ equity and cash flows for the period from November 12, 2015 (date of inception) through December 31, 2015 and the related notes to the consolidated financial statements and the Statement of Revenues and Certain Direct Operating Expenses of Lake Mead Crossing for the fiscal year ended December 31, 2014 included in this Offering Circular and the related notes to those financial statements, have been audited by Plante & Moran, PLLC, an independent public accounting firm, as stated in their report appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the Bonds, will be passed upon for us by Kaplan Voekler Cunningham & Frank, PLC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We maintain a website, www.gkdevelopment.com, which contains additional information concerning GK Development and our company. Our company will file, annual, semi-annual and special reports, and other information, as applicable, with the SEC. You may read and copy any document filed with the SEC at the SEC’s public Company reference room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site that contains reports, and informational statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

Our company has filed an Offering Statement of which this Offering Circular is a part with the SEC under the Securities Act. The Offering Statement contains additional information about us. You may inspect the Offering Statement without charge at the office of the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

This Offering Circular does not contain all of the information included in the Offering Statement. We have omitted certain parts of the Offering Statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the Offering Statement, which may be found at the SEC’s website at http://www.sec.gov. Statements contained in this Offering Circular and any accompanying supplement about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved.

PART F/S

GK Investment Holdings, LLC (a Delaware limited liability company)

Pro Forma Financial Information
December 31, 2016

GK Investment Holdings, LLC
Unaudited Pro Forma Consolidated Balance Sheet
December 31, 2016

	(Applicant) Consolidated Balance Sheet December 31, 2016	Pro Forma Balance Sheet Acquisition of 2700 Ygnacio	Pro Forma Consolidated Balance Sheet
ASSETS
Rental properties	$44,329,103	$12,788,862	$57,117,965
Less: Accumulated depreciation	1,266,411	-	1,266,411
	43,062,692	12,788,862	55,851,554

Cash	1,187,293	-	1,187,293
Accounts receivable - tenants	141,707	-	141,707
Deferred rent receivable	48,514	-	48,514
Deferred leasing costs - Net	528,161	370,705	898,866
Lease intangibles - Net	3,228,195	2,307,903	5,536,098
Restricted cash - funded reserves	141,508	500,000	641,508
Other receivables - tenant	75,969	-	75,969
Other assets	1,026,758	(1,005,000)	21,758

Total assets	$49,440,797	$14,962,470	$64,403,267

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES
Notes payable - Net	$42,995,515	$12,453,488	$55,449,003
Bonds payable - Net	1,320,126	1,600,000	2,920,126
Accrued financing fees payable	297,570	-	297,570
Accounts payable	-	-	-
Deferred rent	7,006	-	7,006
Lease intangibles - Net	2,235,743	192,607	2,428,350
Accrued interest	138,211	-	138,211
Other accrued liabilities	88,289	337,583	425,872
Due to affiliates	138,773	300,000	438,773
Tenant security deposits	22,450	78,792	101,242
Total liabilities	47,243,683	14,962,470	62,206,153

Members' Equity
Members' Equity	2,197,114	-	2,197,114

	$49,440,797	$14,962,470	$64,403,267

See Accompanying Notes to the Unaudited Pro Forma Consolidated Financial Information

GK Investment Holdings, LLC
Unaudited Pro Forma Consolidated Statement of Operations
For the Twelve Months Ended December 31, 2016

	(Applicant) Consolidated Statement of Operations for the Year Ended December 31, 2016	(Predecessor) Historical for the Year Ended December 31, 2016	Pro Forma Adjustments	Notes	Pro Forma Consolidated Statement of Operations

Revenue
Minimum rents	$3,518,421	$2,271,736	$(100,902)	(a)	$5,689,255
Percentage rents	4,055	-			4,055
Tenant recoveries	463,548	40,850			504,398
	3,986,024	2,312,586	(100,902)		6,197,708

Operating Expenses
Other operating expenses	480,502	677,045			1,157,547
Insurance	46,805	89,891			136,696
Management fees	112,918	-	114,159	(b)	227,077
Professional fees	81,418	-			81,418
Real estate taxes	230,806	164,545			395,351
Acquisition and closing costs	3,489	-	(3,489)	(c)	-
Depreciation and amortization	2,247,313	-	925,007	(d)	3,172,320
	3,203,251	931,481	1,035,677		5,170,409

Other Income and Expense
Interest income	8	-			8
Interest Expense	(2,381,086)	-	(670,931)	(e)	(3,052,017)
Miscellaneous income	5,106	-			5,106
	(2,375,972)	-	(670,931)		(3,046,903)

Consolidated Net Income/(Loss)	$(1,593,199)	$1,381,105	$(1,807,510)		$(2,019,604)

See Accompanying Notes to the Unaudited Pro Forma Consolidated Financial Information

Note 1 – Basis of Presentation

On January 30, 2017, GK Investment Holdings, LLC (“Applicant”), through its wholly owned limited liability company 2700 Ygnacio Partners, LLC, purchased a Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California (“2700 Ygnacio") from an unrelated third-party seller (“Predecessor”).

The unaudited pro forma consolidated balance sheet as of December 31, 2016, gives effect to the acquisition of 2700 Ygnacio, as if the acquisition occurred on December 31, 2016. Additionally, the unaudited pro forma consolidated balance sheet is based on combining the applicants balance sheet as of December 31, 2016 with the acquisition of 2700 Ygnacio.

The unaudited pro forma consolidated statement of operations for the twelve months ended December 31, 2016, as adjusted, gives effect to the acquisition of 2700 Ygnacio as if the acquisition occurred on December 31, 2015. Additionally, the unaudited pro forma consolidated statement of operations for the twelve months ended December 31, 2016 is based on combining the Applicants statement of operations for the year ended December 31, 2016 with the Predecessor’s statement of operations for the year ended December 31, 2016, and taking into effect adjustments necessary because of the acquisition, including management fees, depreciation, amortization, and interest expense.

Note 2 – Purchase Price Allocation

On January 30, 2017, the Applicant, through its wholly owned limited liability company, acquired a Class A office building located at the corner of North Via Monte and Ygnacio Road, in Walnut Creek, California for $14,905,290 (excluding prorations).

The following table summarizes the fair value of the assets and liabilities acquired at the acquisition date:

Land and land improvements	$10,353,173
Rental property and improvements	2,066,116
Leasing commissions	370,705
Above-market leases	372,258
In-place leases	1,935,645
15,097,897

Below-market leases	192,607

Net cash consideration	$14,905,290

Acquisition related costs attributable to the acquisition of 2700 Ygnacio, which include acquisition fees and other closing fees, totaled $369,573. Such costs were capitalized as a result of the Applicant early adopting Accounting Standards Update (“ASU”) 2017-01 in January 2017 and therefore, no adjustment to the unaudited pro forma consolidated statement of operations for the twelve months ended December 31, 2016, is required.

Acquisition related costs of $3,489 incurred in 2016, attributable to the acquisition of Lake Mead Crossings in November 2015, have been adjusted to zero.

The fair value of total identifiable net assets was determined with the assistance of a third-party appraiser using the income approach methodology of valuation. The income approach methodology utilizes the remaining non-cancelable lease terms as defined in lease agreements, market rental data, and discount rates. This fair value, is based relying heavily on market observable data such as rent comparables, sales comparables, and broker indications, which are Level 2 inputs. Key assumptions include a capitalization rate of 7.5%, growth rates for market rentals of 3.0%, and a discount rate of 8.75%. The purchase price was allocated to the assets acquired based on their relative fair market value.

Note 3 – Pro Forma Adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma consolidated statement of operations:

a)
Reflects the estimated adjustment to rental income recognizing the amortization of above-market leases and below market leases as if the Property was placed in service for the twelve months ended December 31, 2016.

b)	Reflects the management fee that would be incurred as if the Property was placed in service for the twelve months ended December 31, 2016.

c)	Reflects the adjustment necessary to eliminate that costs associated with the acquisition of the Property, as discussed in Note 2.

d)	Reflects the estimated depreciation and amortization expense as if the Property was placed in service for the twelve months ended December 31, 2015.

e)	Reflects the interest expense on the notes payable, as if the Property was placed in service for the twelve months ended December 31, 2016.

GK Investment Holdings, LLC (a Delaware limited liability company)

Pro Forma Financial Information
June 30, 2017

GK Investment Holdings, LLC
Unaudited Pro Forma Consolidated Statement of Operations
For the Six Months Ended June 30, 2017

	Consolidated Statement of Operations for the Period January 1, 2017 through June 30, 2017	Estimated Statement of Operations for 2700 Ygnacio for the Period January 1, 2017 through January 29, 2017	Pro Forma Consolidated Statement of Operations for the period January 1, 2017 through June 30, 2017

Revenue
Minimum rents	$2,708,999	$200,048	$2,909,047
Tenant recoveries	251,628	3,477	255,105
	2,960,627	203,525	3,164,152

Operating Expenses
Other operating expenses	562,250	51,890	614,140
Insurance	40,776	3,351	44,127
Management fees	107,454	9,259	116,713
Professional fees	44,687	1,815	46,502
Real estate taxes	197,712	14,599	212,311
Depreciation and amortization	1,666,130	125,898	1,792,028
	2,619,009	206,812	2,825,821

Other Income and Expense
Interest income	11		11
Interest Expense	(1,615,817)	(49,834)	(1,665,651)
Miscellaneous income	3,305	-	3,305
Gain on sale of rental property	1,738,882	-	1,738,882
	126,381	(49,834)	76,547

Consolidated Net Income/(Loss)	$467,999	$(53,121)	$414,878

See Accompanying Notes to the Unaudited Pro Forma Consolidated Financial Information

Note 1 – Basis of Presentation

On January 30, 2017, GK Investment Holdings, LLC (“Applicant”), through its wholly owned limited liability company 2700 Ygnacio Partners, LLC, purchased a Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California (“2700 Ygnacio") from an unrelated third-party seller (“Predecessor”). 2700 Ygnacio is comprised of 107,970 rentable square feet and all management and ownership responsibilities was assumed as of January 30, 2017.

The unaudited consolidated pro forma statement of operations for the six months ended June 30, 2017, as adjusted, gives effect to the acquisition of 2700 Ygnacio as if the acquisition had occurred on December 31, 2016. Additionally, the unaudited pro forma consolidated statement of operations for the six months ended June 30, 2017 is based on combining the Applicants consolidated statement of operations for the period from January 1, 2017 through June 30, 2017 with the estimated statement of operations of 2700 Ygnacio for the period January 1, 2017 through January 29, 2017.

Note 2 – Summary of Significant Accounting Policies

Estimates ‑ The preparation of this financial statement in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that may affect the amounts reported in the financial statement and related notes. Actual results could differ from those estimates.

Rental Recognition – The Property’s leases with tenants are classified as operating leases. Rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. Straight line rent adjustment included in minimum rents, reflected an increase in rental revenue on the statement of revenue and certain direct operating expenses in the amount of $66,579 for the period from January 1, 2017 through June 30, 2017.

Reimbursements from Tenants - During the term of their respective leases, certain of the tenants pay a pro rata share of real estate taxes, insurance, and other operating expenses (as defined), over a base year. Estimated recoveries are recognized as revenue in the period the applicable expenses are incurred.

GK Investment Holdings, LLC (a Delaware limited liability company)

Consolidated Financial Statements
For the Six Months Ended June 30, 2017

GK Investment Holdings, LLC
Consolidated Balance Sheets

	(Unaudited)
	June 30,	December 31,
	2017	2016

ASSETS

Rental properties	$55,409,494	$44,329,103
Less: Accumulated depreciation	1,940,570	1,266,411
	53,468,924	43,062,692

Cash	614,764	1,187,293
Accounts receivable - tenants	102,575	141,707
Deferred rent receivable	106,013	48,514
Deferred leasing costs - Net	843,881	528,161
Lease intangibles - Net	4,407,211	3,228,195
Restricted cash - funded reserves	642,229	141,508
Other receivables - tenant	-	75,969
Other assets	104,612	1,026,758

Total assets	$60,290,209	$49,440,797

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES
Notes payable - Net	$49,778,981	$42,995,515
Bonds payable - Net	4,391,089	1,320,126
Accrued financing fees payable	459,070	297,570
Accounts payable	62,234	-
Deferred rent	116,784	7,006
Lease intangibles - Net	2,194,834	2,235,743
Accrued interest	175,562	138,211
Other accrued liabilities	101,553	88,289
Due to affiliates	239,845	138,773
Tenant security deposits	105,144	22,450
Total liabilities	57,625,096	47,243,683

Commitments and Contingencies (Notes 8 and 9)

Members' Equity
Members' Equity	2,665,113	2,197,114

	$60,290,209	$49,440,797

GK Investment Holdings, LLC
Consolidated Statements of Operations (Unaudited)
For the Six Months Ending June 30, 2017 and 2016

	For the Six Months Ending June 30, 2017	For the Six Months Ending June 30, 2016
Revenues
Minimum rents	$2,708,999	$1,759,243
Tenant recoveries	251,628	190,527
Other rental income	-	1,805
	2,960,627	1,951,575

Operating Expenses
Operating expenses	562,250	294,957
Insurance	40,776	22,576
Management fees	107,454	54,800
Professional fees	44,687	-
Real estate taxes	197,712	105,977
Acquisition and closing costs	-	2,450
Depreciation and amortization	1,666,130	1,144,951
	2,619,009	1,625,711

Other Income and (Expense)
Interest income	11	-
Interest expense	(1,615,817)	(1,177,613)
Miscellaneous income	3,305	-
Gain on sale of rental property	1,738,882	-
	126,381	(1,177,613)

Consolidated Net Income/(Loss)	$467,999	$(851,748)

In the opinion of management all adjustments necessary in order to make interim financial statements not misleading have been included.

GK Investment Holdings, LLC
Consolidated Statements of Members' Equity
For the Six Months Ending June 30, 2017 and for the Year Ended December 31, 2016

	Unaudited For the Six Months Ending June 30, 2017	December 31, 2016

Balance - Beginning of Period	$2,197,114	$3,790,313

Consolidated Net Income/(Loss)	467,999	(1,593,199)

Balance - End of Period	$2,665,113	$2,197,114

GK Investment Holdings, LLC
Consolidated Statements of Cash Flows (Unaudited)
For the Six Months Ending June 30, 2017 and 2016

	For the Six Months Ending June 30, 2017	For the Six Months Ending June 30, 2016
Cash Flows from Operating Activities

Consolidated Net Income/(Loss)	$467,999	$(851,748)
Adjustments to reconcile consolidated net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	1,666,130	1,144,951
Amortization of above-market leases	193,891	157,502
Accretion of below-market leases	(233,516)	(220,376)
Deferred rent receivable - Net	(57,499)	(21,464)
Gain on sale of rental property	(1,738,882)	-
Amortization of debt issuance costs	115,865	96,227
Amortization of bond issuance costs	25,661	-
Changes in:
Accounts receivable - tenants	39,132	(88,014)
Other receivables - tenant	75,969	6,543
Other assets	(82,853)	(1,376)
Accounts payable	62,234	(11,954)
Deferred rent	109,778	(41,834)
Accrued interest	37,351	(54,217)
Other accrued liabilities	13,264	60,247
Due to affiliates	101,072	(696,596)
Tenant security deposits	82,694	-
Net cash provided by/(used in) operating activities	878,290	(522,109)

Cash Flow from Investing Activities
Acquisition of rental properties	(14,905,290)	(63,000)
Acquisition costs incurred	(369,573)	-
Additions of rental property	(66,383)	-
Net proceeds from sale of rental property	3,618,905	-
Payment of deferred leasing commissions	(107,161)	(9,316)
Deposits for acquisition of rental property	1,005,000	-
Net deposit to restricted cash - funded reserves	(500,721)	(15,884)

Net cash (used in) investing activities	(11,325,223)	(88,200)

GK Investment Holdings, LLC
Consolidated Statements of Cash Flows (Unaudited)
For the Six Months Ending June 30, 2017 and 2016

	For the Six Months Ending June 30, 2017	For the Six Months Ending June 30, 2016

Cash Flows from Financing Activities
Proceeds from notes payable	$12,775,000	$1,448,484
Repayment payment on notes payable	(5,319,000)	-
Principal payment on notes payable	(466,887)	(376,310)
Payment of financing costs	(160,012)	(534,000)
Proceeds from bonds payable	3,364,000	-
Payment of bond issue costs	(318,697)	-

Net cash provided by financing activities	9,874,404	538,174

Net Increase (decrease) in Cash	(572,529)	(72,135)

Cash - Beginning of period	1,187,293	186,278

Cash - End of period	$614,764	$114,143

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$1,436,940	$1,135,603

Supplemental Disclosure of Non-cash Investing and Financing Activities

Financing fees accrued and not paid	$161,500	$-

Acquisition costs accrued and not paid	$20,000	$-

Note 1 - Organization and Summary of Significant Accounting Policies

Description of Business - On September 14, 2015, GK Investment Holdings, LLC (“GKIH” and/or the “Company”), a Delaware limited liability company was formed with the intent to acquire existing income producing commercial rental properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the rental properties for an alternative use other than intended when originally acquired. However, GKIH is permitted to transact in any lawful business in addition to that stated above. GKIH anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds of which $4,819,000 and $1,455,000 was sold as of June 30, 2017 and December 31, 2016, respectively (Note 9). The Bonds are unsecured indebtedness of GKIH.

The members of GKIH have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate of one of the members of GKIH.

On October 22, 2015, Lake Mead Parent, LLC (“LM Parent”) and Lake Mead Development, LLC (“LM Development”), both Delaware limited liability companies were formed and on October 22, 2015, Lake Mead Partners, LLC (“LM Partners”), a Delaware limited liability company was formed with LM Parent as its sole member. On October 21, 2016, 2700 Ygnacio Partners, LLC (“Ygnacio Partners”), a Delaware limited liability company was formed. LM Parent, LM Development and Ygnacio Partners are 100% owned by GKIH.

The Company’s wholly-owned subsidiaries as of June 30, 2017, are as follows:

LM Parent – 100% owned by GKIH; owns 100% of LM Partners;

LM Development – 100% owned by GKIH;

Ygnacio Partners – 100% owned by GKIH.

LM Partners and LM Development were formed to acquire, own, and operate a retail power center known as Lake Mead Crossing, located in Henderson, Nevada (the "Lake Mead Crossing"). Lake Mead Crossing was purchased on November 12, 2015. Prior to the purchase of Lake Mead Crossing, GKIH had no activity. Ygnacio Partners was formed to acquire a three-story Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California (“2700 Ygnacio”). 2700 Ygnacio was purchased on January 30, 2017.

The acquisition of Lake Mead Crossing was financed as follows:

LM Parent - (i) a first mortgage loan in the maximum amount of $30,000,000, of which $29,500,000 was funded upon acquisition; (ii) a mezzanine loan, in the maximum amount of $10,500,000, allocated between LM Partners and LM Development, of which $7,210,298 was funded to LM Partners upon acquisition and (iii) an interim loan from GK Development, Inc. of which $2,608,100 was funded upon acquisition.

LM Development - (i) a first mortgage loan in the original amount of $2,700,000; (ii) a mezzanine loan, in the maximum amount of $10,500,000, allocated between LM Partners and LM Development, of which $339,702 was funded to LM Development upon acquisition and (iii) an interim loan from GK Development, Inc. of which $20,000 was funded upon acquisition.

The acquisition of 2700 Ygnacio was financed with (i) bond proceeds in the amount of $1,750,000; (ii) a first mortgage loan in the maximum amount of $11,325,000, of which $500,000 was retained by the lender to establish a tenant improvement/lease commission escrow reserve; and (iii) an interim loan from GK Development, Inc. of which $2,305,000 was funded upon acquisition.

Allocation of Profits and Losses ‑ Profits or losses from operations of the Company are allocated to the members of GKIH as set forth in the Agreement. Gains and losses from the sale, exchange, or other disposition of Company property are allocated to the members of GKIH as set forth in the Agreement.

Principles of Consolidation ‑ The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting ‑ The Company maintains its accounting records and prepares its consolidated financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities ‑ The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the consolidated balance sheets.

Estimates ‑ The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments ‑ Our financial instruments consist of cash, short-term trade receivables, payables, notes payable and bonds payable. The carrying values of cash, short-term receivables, and payables approximate their fair value due to their short-term maturities. The carrying value of the notes payable and bonds payable approximates their fair value based on interest rates currently obtainable.

Cash and Restricted Cash ‑ The Company maintains cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation limits. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash. Restricted cash consists of tenant improvement/lease commission reserves and bond service reserves.

Rental Properties ‑ Land, building, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

Upon the acquisition of rental properties, the fair value of the real estate purchased is allocated to the acquired tangible assets (consisting of land, buildings and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The fair value of the tangible assets of the acquired property is determined using the income approach methodology of valuation, which value is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon an independent third party appraiser. In valuing an acquired property’s intangibles, factors considered by management include an estimate of carrying costs during the expected lease-up periods, and estimates of loss rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs.

Impairment of Assets ‑ The Company reviews the recoverability of long lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. The Company does not believe that there are any events or circumstances indicating impairment of its investments in the rental properties and related long lived assets as of June 30, 2017 and December 31, 2016.

Debt Issuance Costs – Debt issuance costs represent fees and other third party costs associated with obtaining financing for the rental properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective loan agreements. Debt issuance costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the debt liability. Unamortized costs are expensed when the associated debt is refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Bond Issuance Costs – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue costs will be expensed if the bonds are repaid before maturity (September 30, 2022). Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases. Amortization expense is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

Lease Intangible Assets and Liabilities – GAAP requires intangible assets and liabilities to be recognized apart from goodwill if they arise from contractual or other legal rights (regardless of whether those rights are transferrable or separable from the acquired entity or from other rights and obligations).

Upon the acquisition of both Lake Mead Crossing and 2700 Ygnacio (the “Properties”), the Company recorded above and below-market leases based on the present value (using an interest rate which reflected the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) the Company estimates of fair market lease rates for the corresponding in-place leases measured over a period equal to the remaining non-cancelable term of the lease. These assets and liabilities are being amortized or accreted on a straight-line basis over the remaining life of the respective tenant leases and the amortization or accretion is being recorded as an adjustment to rental income.

Upon the acquisition of the Properties, the Company estimated the fair market value of acquired leasing commissions as the costs the Company would have incurred to lease the Properties to its occupancy level at the date each Property was acquired. Such estimate, which is included in lease intangibles on the accompanying consolidated balance sheets, includes the fair value of leasing commissions, legal costs and other third-party costs that would be incurred to lease the Properties to the level at the date of the acquisition. Such costs are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Additionally, the Company estimated the fair value of acquired in-place lease costs as the costs the Company would have incurred to lease the Properties to its occupancy level at the date of acquisition by evaluating the period over which such occupancy level would be achieved and included an estimate of the net operating costs incurred during lease up. In-place lease costs, which are included in lease intangibles on the accompanying consolidated balance sheets, are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. At June 30, 2017 and December 31, 2016, no amounts were reserved for as an allowance for doubtful accounts. In the event a bad debt expense is recorded; such amount would be included in other operating expenses on the accompanying consolidated statements of operations.

Restricted Cash –Funded reserves consist of (a) funds required to be maintained under the terms of the various loan agreements, which reserves have been pledged as additional collateral for the loans requiring funds to be reserved and (b) bond service reserve to be maintained under the bond indenture agreement for a period of twelve months commencing from the first bond closing date (October 17, 2016).

Rental Revenue – GAAP requires that the rental income be recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight‑line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due and are recorded as deferred rent in the accompanying consolidated balance sheets.

Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries. Estimated recoveries, from tenants that pay for their pro rata share of real estate taxes, insurance, and other operating expenses, are recognized as revenue in the period the applicable expenses are incurred.

Income Taxes ‑ The Company’s wholly owned subsidiaries are treated as disregarded entities for federal income tax reporting purposes and are treated as a component of GKIH for federal income tax purposes. GKIH is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. Members of GKIH are taxed individually on their pro‑rata ownership share of the Company’s earnings.

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of June 30, 2017 and December 31, 2016, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Changes in Accounting Policies –As of January 1, 2016, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2015-03, “Simplifying the Presentation of Debt Issuance Costs”. This update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The Company adopted this standard as management believes this presentation more accurately reflects the costs of borrowing for arrangements in which debt issuance costs are incurred.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business,” and provides further guidance for evaluating whether a transaction be accounted for as an acquisition of an asset or a business. ASU 2017-01 is effective for interim annual periods beginning after December 15. 2017, and early adoption is permitted. The new standard is required to be applied prospectively to transactions occurring after the date of adoption. Under the ASU, we believe most of our future acquisitions of operating properties will qualify as asset acquisitions and most future transaction costs associated with these acquisitions will be capitalized. As of January 30, 2017, the Company early adopted ASU 2017-01 and the acquisition costs totaling $369,573, related to our acquisition of 2700 Ygnacio, were capitalized.

Recent Accounting Pronouncements – In May 2014, FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” which outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASU 2014-09 states that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” While ASU 2014-09 specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. The FASB has further issued several other ASUs that clarify specific matters within ASC 606, including ASU No. 2015-14 to defer the effective date. The effective date for the Company will be in the year ended December 31, 2019. The Company does not expect the adoption of this standard to have a significant impact on the consolidated financial statements.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash,” which requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for the Company beginning January 1, 2019. The adoption of this ASU will impact the presentation of the consolidated statements of cash flows, as well as require additional footnote disclosure to reconcile the consolidated balance sheet to the revised consolidated cash flow statement presentation.

Note 2 - Rental Properties

Rental properties and depreciable lives are summarized as follows:

	Depreciable Life-Years	June 30, 2017	December 31, 2016

Land	-	$25,833,373	$15,753,199
Land Improvements	10	2,516,513	2,562,407
Buildings	35-40	25,088,810	25,029,982
Tenant Improvements	(a)	1,970,798	983,515
Total Cost		55,409,494	44,329,103

(Less) accumulated depreciation		(1,940,570)	(1,266,411)

Net rental properties		$53,468,924	$43,062,692

(a) Depreciated over the lesser of the lease term or economic life.

Total depreciation charged to operations amounted to $740,649 for the six months ended June 30, 2017 and $543,951 for the six months ended June 30, 2016.

Note 3 – Deferred Leasing Costs

Deferred leasing costs are summarized of follows:

	Basis Of Amortization	June 30, 2017	December 31, 2016

Leasing commissions	Lease Terms	$1,168,724	$728,353

(Less) accumulated amortization
Leasing commissions		(324,843)	(200,192)

Deferred leasing costs - net		$843,881	$528,161

Total amortization expense charged to operations amounted to $139,474 for the six months ended June 30, 2017 and $86,854 for the six months ended June 30, 2016.

Note 4 - Lease Intangibles

Lease intangible assets are summarized as follows:

	June 30, 2017	December 31, 2016

Above-market leases	$1,310,859	$998,730
In-place leases	5,510,575	3,761,204

Total cost	6,821,434	4,759,934

(Less) accumulated amortization
Above-market leases (reduction in rental income)	(529,753)	(359,634)
In-place leases (included in amortization expense)	(1,884,470)	(1,172,105)
	(2,414,223)	(1,531,739)

Lease intangible assets - net	$4,407,211	$3,228,195

Total amortization expense attributable to above-market leases, which is recorded as a reduction in minimum rent revenue, amounted to $193,891 for the six months ended June 30, 2017 and $157,502 for the six months ended June 30, 2016. Total amortization expense, attributable to in-place leases, included in depreciation and amortization, amounted to $786,007 for the six months ended June 30, 2017 and $514,146 for the six months ended June 30, 2016.

Future amortization for lease intangible assets is as follows:

Years Ending December 31	In-place leases	Above- market leases	Total

2017 (remaining six months)	$808,259	$200,962	$1,009,221
2018	1,257,655	401,923	1,659,578
2019	814,802	178,221	993,023
2020	228,612	-	228,612
2021	163,457	-	163,457
Thereafter	353,320	-	353,320

	$3,626,105	$781,106	$4,407,211

Lease intangible liabilities consisted of:

	June 30, 2017	December 31, 2016

Below market leases	$2,937,297	$2,744,690

(Less) accumulated accretion (increase in rental income)	(742,463)	(508,947)

Lease intangible liabilities - net	$2,194,834	$2,235,743

Total accretion expense of below-market leases, reported as an increase in minimum rent revenue, amounted to $233,516 for the six months ended June 30, 2017 and $220,376 for the six months ended June 30, 2016. Future accretion income for lease intangible liabilities is as follows:

Years Ending December 31	Total

2017 (remaining six months)	$236,799
2018	402,493
2019	350,666
2020	211,283
2021	178,043
Thereafter	815,550

$2,194,834

Note 5 – Fair Value

Accounting standards require certain assets and liabilities be reported at fair value in the consolidated financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. See Note 12 for a description of the valuation technique and significant inputs used to value assets and liabilities with Level 2 inputs.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Note 6 – Restricted Cash - Funded Reserves

Funded reserves are as follows:

Lake Mead Partners, LLC (“LM Partners”)

Tenant improvement reserves: These reserves are required as a condition precedent of the Nevada State Bank mortgage loan payable by LM Partners. On acquisition, an account was established to fund capital improvements for new tenants. LM Partners is required to fund a monthly amount of $2,648 to this reserve account and the funded reserves have been pledged as additional collateral for the Nevada State Bank mortgage loan.

2700 Ygnacio Partners, LLC (“Ygnacio Partners”):

Tenant improvement/lease commission reserves: On acquisition, a reserve account in the amount of $500,000 was funded from the Mutual Bank of Omaha loan proceeds to be used to fund capital improvements for new tenants. Ygnacio Partners is not required to fund additional amounts into this reserve account. The funded reserves have been pledged as additional collateral for the Mutual Bank of Omaha mortgage loan.

GK Investment Holdings, LLC:

Bond service reserves: These reserves are required pursuant to the Bond Indenture Agreement, which requires that 7% of the gross bond proceeds be placed into a reserve account held by the bond trustee. The bond service reserve may be used to pay the Company’s bond service obligations and any funds remaining in the bond service reserve on October 17, 2017, the first anniversary of the first bond closing date (October 17, 2016), will be released to the Company.

Restricted cash - funded reserves consisted of:

	June 30, 2017	December 31, 2016

Tenant improvement/lease commission reserves	$399,570	$39,658
Bond service reserve	242,659	101,850

	$642,229	$141,508

Note 7 – Other Receivable-Tenant

On acquisition of the rental property by LM Partners, LM Partners assumed a receivable owed by one of the tenants, Pacific Dental Services, LLC (“PDCS”). LM Partners sold to PDCS the building partially occupied by PDCS, containing approximately 7,790 leasable square feet, for $4,000,000 (excluding prorations). See Note 13. The sale closed on March 20, 2017 and the outstanding receivable balance was repaid.

Note 8 - Notes Payable

Notes payable consisted of:

Lake Mead Partners, LLC (“LM Partners”)

A. Nevada State Bank

Concurrent with the acquisition of the Property by LM Partners, LM Partners entered into a loan agreement with Nevada State Bank in the maximum amount of $30,000,000 of which $29,500,000 (“NP 1”) was funded on the acquisition of the Property and the unfunded balance of $500,000 (“NP 2”) is available through November 12, 2017, to fund leasing commissions and tenant improvements approved by the lender. As of June 30, 2017, $63,000 had been funded from NP 2. NP 1 and NP 2 are collectively referred herein as (the “Notes”). In conjunction with the sale of 7,790 square foot building to PDCS (Note 13), LM Partners made a principal payment on the NP 1 loan in the amount of $2,700,000.

NP 1 bears interest at 4.00% per annum and is payable in monthly principal and interest payments of $141,904, effective April 2017.

NP 2 bears interest at 4.00% per annum and is payable in monthly interest only payments through November 12, 2017 and thereafter, in monthly principal and interest payments based on a twenty-three-year loan amortization period until maturity.

The Notes mature on November 12, 2025, at which time the outstanding principal balance is due. The Notes are secured by the rental property and a $12,000,000 guarantee by GK Development, Inc. The Notes may be entirely prepaid subject to a prepayment penalty equal to 1% of the amount prepaid during the first five years of the term of the loan. Thereafter, the Notes can be prepaid without a prepayment penalty. In addition, the Notes are subject to certain financial covenant measurements.

B. GK Secured Income IV, LLC

Concurrent with the acquisition of the rental property by LM Partners, LM Partners entered into a loan agreement with GK Secured Income IV, LLC (“GKSI IV”), a related party, in the maximum amount of $10,500,000, allocated between LM Parent and LM Development. GKSI IV is managed by the Manager and the Sponsor of the Bonds. At June 30, 2017, $9,538,483 and $430,000 was owed by LM Parent and LM Development, respectively, aggregating to $9,968,483.

The loan bears interest at 8.00% per annum and requires monthly interest only payments until maturity on November 12, 2018. The loan, which may be partially or entirely prepaid subject to a prepayment penalty, as further detailed below, is collateralized by GKIH, LM Parent, and LM Development, granting GKSI IV a security interest in the right to receive dividends, distributions and similar payments. Additionally, 25% of the outstanding principal balance is guaranteed by GK Development, Inc.

If the loan is prepaid, which results in GKSI IV being obligated to pay a Yield Maintenance Fee to the Members of GKSI IV, LM Partners and LM Development will be obligated to pay to GKSI IV an amount equal to such Yield Maintenance Fee. If the Yield Maintenance Fee becomes payable (a) during the first year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 12% per annum on the Repayment Amounts for the remainder of such year after the repayment date; (b) during the second year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 13% per annum on the Repayment Amounts for the remainder of such year after the repayment date; or (c) during the third year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 14% per annum on the Repayment Amounts for the remainder of such year after the repayment date.

If the loan is prepaid within the second twelve months (ending November 12, 2017), LM Partners and LM Development would be obligated to pay a prepayment penalty of approximately $2,765,000, in the aggregate. This amount has been measured as of June 30, 2017, using a 12% per annum rate for the first year and a 13% per annum rate for the second year.

C. GK Development, Inc.

Concurrent with the acquisition of the rental property by LM Partners, LM Partners entered into an unsecured loan agreement with GK Development, Inc., the Manager, and the Sponsor of the Bonds, in the maximum amount of $2,608,100. The loan bears interest at 7.00% per annum and requires monthly interest only payments. The loan is payable on demand.

In conjunction with the sale of 7,790 square foot building to PDCS, LM Partners made a principal payment on the GK Development, Inc. loan in the amount of $980,000.

Lake Mead Development, LLC (“LM Development”)

D. Barrington Bank & Trust Co., N.A.

Concurrent with the acquisition of the rental property by LM Development, LM Development entered into a mortgage loan agreement with Barrington Bank & Trust Co., N.A. in the original amount of $2,700,000. The loan bears interest at LIBOR plus a margin of 2.75%, for an effective interest rate of 3.80% and 3.37% per annum at June 30, 2017 and December 31, 2016, respectively. Fixed monthly principal payments of $5,450 is required plus interest, through maturity of the loan on November 12, 2017. LM Development is in the process of renewing the loan with Barrington Bank & Trust, Co., N.A.

The loan is secured by the rental property and a personal guarantee by an affiliate of one of GKIH’s members. The loan may be entirely prepaid without a prepayment penalty. In addition, the mortgage loan payable is subject to certain financial covenant measurements.

E. GK Secured Income IV, LLC

As noted above, concurrent with the acquisition of the rental property by LM Partners, LM Partners entered into a loan agreement with GK Secured Income IV, LLC (“GKSI IV”), a related party, in the maximum amount of $10,500,000, allocated between LM Parent and LM Development. GKSI IV is managed by the Manager and the Sponsor of the Bonds. At June 30, 2017, $9,538,483 and $430,000 was owed by LM Parent and LM Development, respectively, aggregating to $9,968,483.

The loan bears interest at 8.00% per annum and requires monthly interest only payments until maturity on November 12, 2018. The loan, which may be partially or entirely prepaid subject to a prepayment penalty, as further detailed below, is collateralized by GKIH, LM Parent, and LM Development, granting GKSI IV a security interest in the right to receive dividends, distributions, and similar payments. Additionally, 25% of the outstanding principal balance is guaranteed by GK Development, Inc.

If the loan is prepaid, which results in GKSI IV being obligated to pay a Yield Maintenance Fee to the Members of GKSI IV, LM Partners and LM Development will be obligated to pay to GKSI IV an amount equal to such Yield Maintenance Fee. If the Yield Maintenance Fee becomes payable (a) during the first year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 12% per annum on the Repayment Amounts for the remainder of such year after the repayment date; (b) during the second year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 13% per annum on the Repayment Amounts for the remainder of such year after the repayment date; or (c) during the third year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 14% per annum on the Repayment Amounts for the remainder of such year after the repayment date. If the loan is prepaid within the second twelve months (ending November 12, 2017), LM Partners and LM Development would be obligated to pay a prepayment penalty of approximately $2,765,000, in the aggregate. This amount has been measured as of June 30, 2017, using a 12% per annum rate for the first year and a 13% per annum rate for the second year.

2700 Ygnacio Partners, LLC (“Ygnacio Partners”)

F. Mutual of Omaha Bank

Concurrent with the acquisition of the rental property by Ygnacio Partners, Ygnacio Partners entered into a loan agreement with Mutual of Omaha Bank in the maximum amount of $11,325,000 of which $10,825,000 was used to fund the acquisition of the rental property and the balance of $500,000 was used to fund a tenant improvement/lease commission reserve account to be used fund leasing commissions and tenant improvements approved by the lender.

The loan bears interest at 4.50% per annum and is payable in monthly principal and interest payments of $63,373. The loan is scheduled to mature on February 1, 2024, however, the loan can be extended for an additional three-year period through February 1, 2027 at the mutual decision of both the borrower and lender, and at an interest rate to be set on or before December 3, 2023. The loan is secured by the rental property and a personal guarantee by an affiliate of one of GKIH’s members. The loan may be entirely prepaid subject to a prepayment penalty ranging from 0.5% to 2.0% to of the amount prepaid during the first six years of the term of the loan. Thereafter, the loan can be prepaid without a prepayment penalty. In addition, the loan is subject to certain financial covenant measurements.

G. GK Development, Inc.

On December 22, 2016, Ygnacio Partners entered into an Assignment of Purchase and Sale Agreement with GK Development, Inc. (“Assignment”), pursuant to which GK Development, Inc. assigned to Ygnacio Partners a Purchase and Sale Agreement, as amended, to acquire the three-story, Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. Concurrent with the entry into the Assignment, Ygnacio Partners entered into an unsecured loan agreement with GK Development, Inc., the Manager, and the Sponsor of the Bonds, for an amount of $855,000. The loan proceeds were used to fund the acquisition escrow deposit. The loan, which is payable on demand, bears interest at 7% per annum and requires monthly interest only payments.

Concurrent with the acquisition of the rental property by Ygnacio Partners, Ygnacio Partners entered into an unsecured loan agreement with GK Development, Inc., in the amount of $1,450,000. This loan, which was fully repaid as of April 10, 2017, bore interest at 12.00% per annum through March 17, 2017 and 18% per annum thereafter through the re-payment date. Additionally, Ygnacio Partners was required to pay a financing fee equal to 2% calculated on the amount borrowed.

Notes payable is summarized as follows:

		June 30, 2017	December 31, 2016

Nevada State Bank (NP 1)		$25,714,390	$28,757,262
Nevada State Bank (NP 2)		63,000	63,000
GK Secured Income IV, LLC		9,968,483	9,978,483
Barrington Bank & Trust Co. N.A.		2,601,900	2,634,600
Mutual of Omaha Bank		11,243,684	-
GK Development, Inc.		1,314,100	2,483,100

Total notes payable		$50,905,557	$43,916,445

	Basis of Amortization

Debt issuance costs	Loan Terms	$1,466,031	$1,144,518

(Less) Accumulated amortization		(339,455)	(223,588)

Debt issuance costs - net		1,126,576	920,930

Notes payable - net		$49,778,981	$42,995,515

Total amortization expense of debt issuance costs charged to operations amounted to $115,865 for the six months ended June 30, 2017 and $96,227 for the six months ended June 30, 2016, which amounts have been included in interest expense on the accompanying consolidated statements of operations.

Future minimum principal payments are as follows:

Years Ending December 31	Total

2017 (remaining six Months)	$4,343,945
2018	10,856,139
2019	925,691
2020	961,247
2021	1,006,564
Thereafter	32,811,971

$50,905,557

Note 9 – Bonds Payable

The Company is offering 7% unsecured bonds at a purchase price of $1,000 per bond. The bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022. The bonds will continue to be sold through September 30, 2017 (September 30, 2018 in the event the Company obtains a one-year extension) and the Company intends to use the bond proceeds to pay down existing indebtedness and to acquire additional commercial rental properties.

The bonds are issued under an Indenture with UMB Bank as the trustee. The Indenture places certain financial covenants on the Company.

Prepayment penalties for calling the bonds early are as follows: (a) 1.02 times the price to the public ($1,000 per bond) if redeemed on or before September 30, 2019; (b) 1.015 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2019 but on or before September 30, 2020; and (b) 1.01 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2020 but on or before September 30, 2021. See Note 11 for specific amounts payable to GK Development, Inc., a related party, as sponsor of the bonds.

Bonds payable is summarized as follows:

		June 30, 2017	December 31, 2016

Bonds Payable		$4,819,000	$1,455,000

	Basis of Amortization

Bond Issuance Costs	Bond Term	455,613	136,915

(Less) Accumulated amortization		(27,702)	(2,041)
Deferred bond issuance costs - net		427,911	134,874

Bonds payable - net		$4,391,089	$1,320,126

Total amortization expense of bond issuance costs charged to operations amounted to $25,661 for the six months ended June 30, 2017 and $0 for the six months ended June 30, 2016, which amounts have been included in interest expense on the accompanying consolidated statements of operations.

Note 10 - Operating Leases

The rental properties have entered into leases with tenants which are classified as operating leases.

Approximate minimum base rentals to be received under these operating leases are as follows:

Years Ending December 31

2017 (remaining six months)	$2,761,258
2018	5,347,596
2019	3,782,301
2020	1,983,205
2021	1,552,357
Thereafter	2,226,956

$17,653,673

A number of leases contain provisions for the tenants to pay additional rent to cover a portion of the Property's real estate taxes and defined operating expenses.

Lake Mead Partners, LLC

As of June 30, 2017, four tenants currently occupy 68.96% of the portion of the retail power center owned by LM Partners, representing approximately 40.16% of the future minimum base rental revenue under leases expiring on various dates between 2019 and 2020. These same tenants account for 32.26% of minimum rents for the six months ended June 30, 2017 and 46.82% of minimum rents for the six months ended June 30, 2016.

Lake Mead Development, LLC

As of June 30, 2017, two tenants currently occupy 50.73% of the portion of the power center owned by LM Development, representing approximately 91.82% of the future minimum base rental revenue under leases expiring on various dates between 2022 and 2023. These same tenants account for 7.30% of minimum rents for the six months ended June 30, 2017 and 31.07% of minimum rents for the six months ended June 30, 2016.

2700 Ygnacio Partners, LLC

As of June 30, 2017, three tenants currently occupy 64.90% of the portion of the office building owned by Ygnacio Partners, representing approximately 57.30% of the future minimum base rental revenue under leases expiring on various dates between 2017 and 2021. These same tenants account for 31.88% of minimum rents for the six months ended June 30, 2017 and 0% of minimum rents for the six months ended June 30, 2016.

Note 11 - Related Party Transactions

Lake Mead Crossing and 2700 Ygnacio are managed by GK Development, Inc., an affiliate of one of the members of GKIH, under management agreements that provide for property management fees equal to 5% of gross monthly revenue collected for 2700 Ygnacio and 3% of gross monthly revenue collected for Lake Mead Crossing.

GK Development, Inc. is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 1.88% of the $50,000,000 gross bond proceeds received up to $940,000. In addition, GK Development is entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross bond proceeds received up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross bond proceeds received up to $75,000. In the aggregate, GK Development, Inc. is entitled to receive 2.58% of the gross bond proceeds received.

See Note 8 for the loans payable to (i) GK Development Inc., the Manager, and the Sponsor of the Bonds and (ii) GKSI IV, LLC, an entity managed by the Manager and the Sponsor of the Bonds.

With respect to related parties, amounts incurred consisted of the following:

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
GK Development, Inc.
Management fees (3% or 5% of gross collections)	$107,454	$54,801
Acquisition fees (2% of the purchase price)	300,000	-
Disposition fees (2% of the selling price)	80,000	-
Brokerage fees (1% of the selling price)	40,000	-
Leasing commissions - capitalized	104,052	8,115
Interest on loans	134,272	56,828
Bond issuance costs	318,697	-
	1,084,475	119,744

GKSI IV, LLC
Interest on loans	395,685	390,398
Loan costs	-	6,006
	395,685	396,404

	$1,480,160	$516,148

At June 30, 2017 and December 31, 2016, $239,845 and $138,773, respectively, was owed to GK Development, Inc., and is included in due to affiliates on the accompanying consolidated balance sheets. Such amounts are in addition to the loan amount owed to GK Development, Inc., as discussed in Note 8.

At June 30, 2017 and December 31, 2016, $65,546 and $67,769, respectively, was owed to GKSI IV, LLC for unpaid accrued interest, which is included in accrued interest on the accompanying consolidated balance sheets. Additionally, GKSI IV, LLC was owed $199,570, at June 30, 2017 and December 31, 2016, for unpaid accrued loan fees, which is included in accrued financing fees payable on the accompanying consolidated balance sheets.

Note 12 – Asset Acquisition of Rental Property

On December 22, 2016, the Company, through Ygnacio Partners, entered into an assignment of Purchase and Sale Agreement (“Assignment”), with GK Development, Inc., the Company’s Manager, and Sponsor, pursuant to which GK Development, Inc. assigned to Ygnacio Partners that certain purchase and sale agreement, as amended, to acquire a three-story, Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. The acquisition closed on January 30, 2017 for a purchase price of $14,905,290 (excluding prorations). The primary reason for the acquisition was to realize the economic benefit of owning and operating a Class A office building. The results from the acquisition has been included in the accompanying consolidated financial statements since that date.

The following table summarizes the allocation of the assets and liabilities acquired at the date of acquisition:

Land and land improvements	$10,353,173
Rental property and improvements	2,066,116
Leasing commissions	370,705
Above-market leases	372,258
In-place leases	1,935,645
15,097,897

Below-market leases	192,607

Net cash consideration	$14,905,290

Acquisition costs attributable to the acquisition of 2700 Ygnacio, which include acquisition fees and other closing fees totaled $369,573 for the six-month period ended June 30, 2017. Such costs have been capitalized and included in rental properties on the accompany consolidated balance sheets. Acquisition costs of $2,450, attributable to the acquisition of Lake Mead Crossing, incurred during the six months ended June 30, 2016 were charged to expense and are included on the accompanying consolidated statements of operations. The change in the accounting policy with respect to acquisition costs, results from the Company early adopting ASU 2017-01 in January 2017 (Note 1).

The fair value of total identifiable net assets was determined with the assistance of a third-party appraiser using the income approach methodology of valuation. The income approach methodology utilizes the remaining non-cancelable lease terms as defined in lease agreements, market rental data, and discount rates. This fair value, is based relying heavily on market observable data such as rent comparables, sales comparables, and broker indications, which are Level 2 inputs, as discussed in Note 5. Key assumptions include a capitalization rate of 7.5%, growth rates for market rentals of 3.0%, and a discount rate of 8.75%. The purchase price was allocated to the assets acquired based on their relative fair market value.

Note 13 – Sale of Rental Property

The Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC (“PDCS”), a current tenant in the rental property, in terms of which LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,790 leasable square feet, for $4,000,000 (excluding prorations). The sale closed on March 20, 2017, resulting in a gain on sale of the rental property of $1,738,882, which has been included in gain on sale of rental property on the on the accompanying consolidated statements of operations for the six-month period ended June 30, 2017. $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank loan and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development, Inc. loan.

The following table summarizes the gain on sale of the rental property:

Sales price	$4,000,000
(Less) Cost of sale	(381,095)
Net proceeds from sale	3,618,905

(Less) Net book value of property sold	(1,880,023)

Gain on sale	$1,738,882

Note 14 – Subsequent Events

The consolidated financial statements and related disclosures include evaluation of events up through and including September 25, 2017, which is the date the consolidated financial statements were available to be issued.

Independent Auditor’s Report

To the Management of GK Development, Inc.
Property Manager of
GK Investment Holdings, LLC
Barrington, Illinois

Report on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of GK Investment Holdings, LLC, which comprise the consolidated balance sheet as of December 31, 2016, and the related consolidated statements of operations, members’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GK Investment Holdings, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter
As discussed in Note 1 to the consolidated financial statements, the Company has changed its accounting policy for accounting for debt issuance costs by adopting the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. Accordingly the 2015 consolidated financial statements have been restated to adopt this standard. Our Opinion is not modified with respect to this matter.

Other Matter
The consolidated financial statements of GK Investment Holdings, LLC as of December 31, 2015, before the restatement described in Note 1, were audited by another auditor, whose report dated May 31, 2016, expressed an unmodified opinion on those consolidated statements.

As part of our audit of the December 31, 2016 consolidated financial statements, we also audited the adjustments described in Note 1 that were applied to restate the 2015 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2015 consolidated financial statements of the entity other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2015 consolidated financial statements as a whole.

/s/ Eide Bailly LLP

Denver, Colorado
April 20, 2017

GK Investment Holdings, LLC

Consolidated Balance Sheets
December 31, 2016 and 2015

		(Restated)
	2016	2015
ASSETS
Rental properties	$44,329,103	$44,266,938
Less: Accumulated depreciation	1,266,411	181,895
	43,062,692	44,085,043

Cash	1,187,293	186,278
Accounts receivable - tenants	141,707	47,209
Deferred rent receivable	48,514	5,559
Deferred leasing costs - Net	528,161	689,699
Lease intangibles - Net	3,228,195	4,526,437
Restricted cash - funded reserves	141,508	2,649
Other receivables - tenant	75,969	107,615
Other assets	1,026,758	25,721

Total assets	$49,440,797	$49,676,210

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES
Notes payable - Net	$42,995,515	$41,224,700
Bonds payable - Net	1,320,126	-
Accrued financing fees payable	297,570	824,600
Accounts payable	-	11,954
Deferred rent	7,006	45,355
Lease intangibles - Net	2,235,743	2,662,042
Accrued interest	138,211	182,829
Other accrued liabilities	88,289	50,632
Due to affiliates	138,773	861,335
Tenant security deposits	22,450	22,450
Total liabilities	47,243,683	45,885,897

Commitments and Contingencies (Notes 8, 9 and 13)

Members' Equity
Members' Equity	2,197,114	3,790,313

	$49,440,797	$49,676,210

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC

Consolidated Statements of Operations
Year Ended December 31, 2016 and for the period
from November 12, 2015 (Inception) through December 31, 2015

	2016	Period from November 12, 2015 (Inception) through December 31, 2015
Revenues
Minimum rents	$3,518,421	$527,971
Percentage rents	4,055	-
Tenant recoveries	463,548	34,575
Other rental income	-	491
	3,986,024	563,037

Operating Expenses
Operating expenses	480,502	51,874
Insurance	46,805	5,591
Management fees	112,918	25,855
Professional fees	81,418	6,955
Real estate taxes	230,806	34,236
Acquisition and closing costs	3,489	861,096
Depreciation and amortization	2,247,313	402,489
	3,203,251	1,388,096

Other Income and (Expense)
Bargain purchase price adjustment	-	4,936,000
Interest income	8	-
Interest expense	(2,381,086)	(321,628)
Miscellaneous income	5,106	-
	(2,375,972)	4,614,372

Consolidated Net Income/(Loss)	$(1,593,199)	$3,789,313

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC

Consolidated Statements of Members' Equity
Year Ended December 31, 2016 and for the period
from November 12, 2015 (Inception) through December 31, 2015

	2016	Period from November 12, 2015 (Inception) through December 31, 2015

Balance - Beginning of Period	$3,790,313	$-

Contributions	-	1,000

Consolidated Net Income/(Loss)	(1,593,199)	3,789,313

Balance - End of Period	$2,197,114	$3,790,313

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC

Consolidated Statements of Cash Flows
Year Ended December 31, 2016 and for the period
from November 12, 2015 (Inception) through December 31, 2015

	2016	Period from November 12, 2015 (Inception) through December 31, 2015
Cash Flows from Operating Activities

Consolidated Net Income/(Loss)	$(1,593,199)	$3,789,313
Adjustments to reconcile consolidated net income/(loss) to net cash from operating activities:
Depreciation and amortization	2,247,313	402,489
Amortization of above-market leases	307,133	52,501
Accretion of below-market leases	(426,299)	(82,648)
Deferred rent receivable - Net	(42,955)	(5,559)
Bargain purchase price	-	(4,936,000)
Amortization of debt issuance costs	192,956	30,633
Amortization of bond issuance costs	2,041	-
Changes in:
Accounts receivable - tenants	(94,498)	(47,209)
Other receivables - tenant	31,646	(107,615)
Other assets	3,963	(25,721)
Accounts payable	(11,954)	11,954
Deferred rent	(38,349)	45,355
Accrued interest	(44,618)	182,829
Other accrued liabilities	37,657	50,632
Due to affiliates	(722,562)	861,335
Tenant security deposits	-	22,450
Net cash provided by/(used in) operating activities	(151,725)	244,739

Cash Flow from Investing Activities
Acquisition of rental properties	(62,999)	(42,065,000)
Payment of deferred leasing commissions	(9,315)	(10,479)
Deposits for acquisition of rental property	(1,005,000)	-
Net deposit to restricted cash - funded reserves	(138,859)	(2,649)

Net cash (used in) investing activities	(1,216,173)	(42,078,128)

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC

Consolidated Statements of Cash Flows (continued)
Year Ended December 31, 2016 and for the period
from November 12, 2015 (Inception) through December 31, 2015
	2016	Period from November 12, 2015 (Inception) through December 31, 2015

Cash Flows from Financing Activities
Proceeds from notes payable	$2,366,484	$43,358,100
Principal payment on notes payable	(759,655)	(1,048,484)
Payment of financing costs	(556,000)	(290,949)
Capital contributions	-	1,000
Proceeds from bonds payable	1,455,000	-
Payment of bond issue costs	(136,916)	-

Net cash provided by financing activities	2,368,913	42,019,667

Net Increase in Cash	1,001,015	186,278

Cash - Beginning of period	186,278	-

Cash - End of period	$1,187,293	$186,278

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$2,230,707	$108,166

Supplemental Disclosure of Non-cash Investing and Financing Activities

Financing fees accrued and not paid	$28,970	$824,600

Acquisition costs accrued and not paid	$-	$845,000

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC
Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Description of Business - On September 14, 2015, GK Investment Holdings, LLC (“GKIH” and/or the “Company”), a Delaware limited liability company was formed with the intent to acquire existing income producing commercial rental properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the rental properties for an alternative use other than intended when originally acquired. However, GKIH is permitted to transact in any lawful business in addition to that stated above. GKIH anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds of which $1,455,000 and $0 was sold as of December 31, 2016, and 2015, respectively (Note 9). The Bonds are unsecured indebtedness of GKIH.

The members of GKIH have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate of one of the members of GKIH.

On October 22, 2015, Lake Mead Parent, LLC (“LM Parent”) and Lake Mead Development, LLC (“LM Development”), both Delaware limited liability companies were formed and on October 22, 2015, Lake Mead Partners, LLC (“LM Partners”), a Delaware limited liability company was formed with LM Parent as its sole member. On October 21, 2016, 2700 Ygnacio Partners, LLC (“Ygnacio”), a Delaware limited liability company was formed. LM Parent, LM Development and Ygnacio are 100% owned by GKIH.

The Company’s wholly-owned subsidiaries as of December 31, 2016, are as follows:

LM Parent – 100% owned by GKIH; owns 100% of LM Partners;

LM Development – 100% owned by GKIH;

2700 Ygnacio, LLC (“Ygnacio”) – 100% owned by GKIH.

LM Partners and LM Development were formed to acquire, own, and operate a retail power center known as Lake Mead Crossing, located in Henderson, Nevada (the "Lake Mead Crossings"). Lake Mead Crossings was purchased on November 12, 2015. Prior to the purchase of Lake Mead Crossings, GKIH had no activity. Ygnacio was formed to acquire a three-story Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. Subsequent to year end (January 30, 2017), the office building was acquired for $14,905,290. See Note 13.

The Lake Mead Crossings was financed as follows:

LM Parent - (i) a first mortgage loan in the maximum amount of $30,000,000, of which $29,500,000 was funded upon acquisition; (ii) a mezzanine loan, in the maximum amount of $10,500,000, allocated between LM Partners and LM Development, of which $7,210,298 was funded to LM Partners upon acquisition and (iii) an interim loan from GK Development, Inc. of which $2,608,100 was funded upon acquisition.

LM Development - (i) a first mortgage loan in the original amount of $2,700,000; (ii) a mezzanine loan, in the maximum amount of $10,500,000, allocated between LM Partners and LM Development, of which $339,702 was funded to LM Development upon acquisition and (iii) an interim loan from GK Development, Inc. of which $20,000 was funded upon acquisition.

Allocation of Profits and Losses - Profits or losses from operations of the Company are allocated to the members of GKIH as set forth in the Agreement. Gains and losses from the sale, exchange, or other disposition of Company property will be allocated to the members of GKIH as set forth in the Agreement.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting - The Company maintains its accounting records and prepares its consolidated financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities - The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the consolidated balance sheets.

Estimates - The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Restricted Cash - The Company maintains cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation limits. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash. Restricted cash consists of tenant improvement reserves and bond service reserves.

Rental Properties - Land, building, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

Upon the acquisition of rental properties, the fair value of the real estate purchased is allocated to the acquired tangible assets (consisting of land, buildings and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The fair value of the tangible assets of the acquired property is determined using the income approach methodology of valuation, which value is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon an independent third party appraiser. In valuing an acquired property’s intangibles, factors considered by management include an estimate of carrying costs during the expected lease-up periods, and estimates of loss rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs. The Company will record a bargain purchase price adjustment if it determines that the purchase price for the acquired assets is less than the fair value at the time of acquisition.

Impairment of Assets - The Company reviews the recoverability of long lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. The Company does not believe that there are any events or circumstances indicating impairment of its investments in the rental properties and related long lived assets as of December 31, 2016, and 2015.

Debt Issuance Costs – Debt issuance costs represent fees and other third party costs associated with obtaining financing for the rental properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective loan agreements. Debt issuance costs are presented on the consolidated balance sheet as a direct reduction from the carrying amount of the debt liability. Unamortized costs are expensed when the associated debt is refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Bond Issuance Costs – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance costs are presented on the consolidated balance sheet as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue costs will be expensed if the bonds are repaid before maturity (September 30, 2022). Amortization expense is included in interest expense on the accompanying consolidated statement of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases. Amortization expense is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

Lease Intangible Assets and Liabilities – GAAP requires intangible assets and liabilities to be recognized apart from goodwill if they arise from contractual or other legal rights (regardless of whether those rights are transferrable or separable from the acquired entity or from other rights and obligations).

Upon acquisition of Lake Mead Crossings, the Company recorded above and below-market leases based on the present value (using an interest rate which reflected the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) the Company estimates of fair market lease rates for the corresponding in-place leases measured over a period equal to the remaining non-cancelable term of the lease. These assets and liabilities are being amortized or accreted on a straight-line basis over the remaining life of the respective tenant leases and the amortization or accretion is being recorded as an adjustment to rental income.

Upon acquisition of Lake Mead Crossings, the Company estimated the fair market value of acquired leasing commissions as the costs the Company would have incurred to lease Lake Mead Crossings to its occupancy level at the date of acquisition. Such estimate, which is included in lease intangibles on the accompanying consolidated balance sheets, includes the fair value of leasing commissions, legal costs and other third party costs that would be incurred to lease Lake Mead Crossings to the level at the date of the acquisition. Such costs are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Additionally, the Company estimated the fair value of acquired in-place lease costs as the costs the Company would have incurred to lease Lake Mead Crossings to its occupancy level at the date of acquisition by evaluating the time period over which such occupancy level would be achieved and included an estimate of the net operating costs incurred during lease up. In-place lease costs, which are included in lease intangibles on the accompanying consolidated balance sheets, are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. At December 31, 2016 and 2015, no amounts were reserved for as an allowance for doubtful accounts. In the event a bad debt expense is recorded, such amount would be included in other operating expenses on the accompanying consolidated statements of operations.

Funded Reserves – Funded reserves consist of (a) funds required to be maintained under the terms of the various loan agreements, which reserves have been pledged as additional collateral for the loans requiring funds to be reserved and (b) bond service reserve to be maintained under the bond indenture agreement for a period of twelve months commencing from the first bond closing date (October 17, 2016).

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Rental Revenue – GAAP requires that the rental income be recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due and are recorded as deferred rent in the accompanying consolidated balance sheets.

Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries. Estimated recoveries, from tenants that pay for their pro rata share of real estate taxes, insurance, and other operating expenses, are recognized as revenue in the period the applicable expenses are incurred.

Income Taxes - The Company’s wholly owned subsidiaries are treated as disregarded entities for federal income tax reporting purposes and are treated as a component of GKIH for federal income tax purposes. GKIH is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. Members of GKIH are taxed individually on their pro-rata ownership share of the Company’s earnings.

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2016, and 2015, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Changes in Accounting Policy – As of January 1, 2016, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2015-03, “Simplifying the Presentation of Debt Issuance Costs”. This update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The Company has adopted this standard as management believes this presentation more accurately reflects the costs of borrowing for arrangements in which debt issuance costs are incurred. The effect of the restatement on the balance sheet as of December 31, 2015 is presented directly below.

Restatement Resulting from Changes in Accounting Policy – As described above in Change in Accounting Policy, the Company adopted ASU 2015-03 as of January 1, 2016, which required retroactive application of the standard as of December 31, 2015. As a result, the consolidated balance sheet as of December 31, 2015 has been restated to reflect that debt issuance costs have been reclassified from deferred leasing costs in assets to notes payable, and the effect of the restatement is as follows:

Consolidated Balance Sheet	As Previously Reported	Change in Accounting Principle	As Restated

As of December 31, 2015
Deferred costs	$1,774,615	$(1,084,916)	$689,699
Total Assets	50,761,126	(1,084,916)	49,676,210

Notes payable	$42,309,616	$(1,084,916)	$41,224,700
Total liabilities	46,970,813	(1,084,916)	45,885,897
Total liabilities and members' equity	50,761,126	(1,084,916)	49,676,210

Recent Accounting Pronouncements – In May 2014, FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” which outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASU 2014-09 states that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” While ASU 2014-09 specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. The FASB has further issued several other ASUs that clarify specific matters within ASC 606, including ASU No. 2015-14 to defer the effective date. The effective date for the Company will be in the year ended December 31, 2019. The Company does not expect the adoption of this standard to have a significant impact on the consolidated financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash,” which requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for the Company beginning January 1, 2019. The adoption of this ASU will impact the presentation of the consolidated statements of cash flows, as well as require additional footnote disclosure to reconcile the consolidated balance sheet to the revised consolidated cash flow statement presentation.

In January 2017, FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The update clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years, with early application of the guidance permitted. Under this amendment, the Company’s prospective operating property acquisitions will qualify for asset acquisition treatment under ASC 360, Property, Plant, and Equipment, rather than business combination treatment under ASC 805 Business Combinations, and will result in capitalization of asset acquisition costs instead of expensing these costs. The Company expects to early adopt this standard effective January 1, 2017.

Note 2 – Rental Properties

Rental properties and depreciable lives are summarized as follows:

	Depreciable Life -Years	2016	2015

Land	-	$15,753,199	$15,753,199
Land Improvements	10	2,562,407	2,562,407
Buildings	40	25,029,982	25,029,982
Tenant Improvements	(a)	983,515	921,350

Total Cost		44,329,103	44,266,938

(Less) accumulated depreciation		(1,266,411)	(181,895)

Net rental properties		$43,062,692	$44,085,043

(a) Depreciated over the lesser of the lease term or economic life.

Total depreciation charged to operations amounted to $1,085,350 for the year ended December 31, 2016 and $181,895 for the period from November 12, 2015 (inception) through December 31, 2015.

Note 3 – Deferred Leasing Costs

Deferred leasing costs are summarized of follows:

	Basis Of Amortization	2016	2015

Leasing commissions	Lease Terms	$728,353	$719,556

(Less) accumulated amortization
Leasing commissions		(200,192)	(29,857)

Deferred leasing costs - net		$528,161	$689,699

Total amortization expense charged to operations amounted to $170,853 for the year ended December 31, 2016 and $29,857 for the period from November 12, 2015 (inception) through December 31, 2015.

Note 4 – Lease Intangibles

Lease intangible assets are summarized as follows:

	2016	2015

Above-market leases	$998,730	$998,730
In-place leases	3,761,204	3,770,945

Total cost	4,759,934	4,769,675

(Less) accumulated amortization
Above-market leases (reduction in rental income)	(359,634)	(52,501)
In-place leases (included in amortization expense)	(1,172,105)	(190,737)
	(1,531,739)	(243,238)

Lease intangible assets - net	$3,228,195	$4,526,437

Total amortization expense attributable to above-market leases, which is recorded as a reduction in minimum rent revenue, amounted to $307,133 for the year ended December 31, 2016 and $52,501 for the period from November 12, 2015 (inception) through December 31, 2015. Total amortization expense, attributable to in-place leases, included in depreciation and amortization, amounted to $991,110 for the year ended December 31, 2016 and $190,737 for the period from November 12, 2015 (inception) through December 31, 2015.

Note 4 – Lease Intangibles (continued)

Future amortization for lease intangible assets is as follows:

Years Ending December 31	In-place leases	Above-market leases	Total

2017	$878,697	$283,523	$1,162,220
2018	775,364	283,523	1,058,887
2019	370,327	72,050	442,377
2020	119,697	-	119,697
2021	93,747	-	93,747
Thereafter	351,267	-	351,267

	$2,589,099	$639,096	$3,228,195

Lease intangible liabilities consisted of:

	2016	2015

Below Market leases	$2,744,690	$2,744,690

(Less) accumulated accretion (increase in rental income)	(508,947)	(82,648)

Lease intangible liabilities - net	$2,235,743	$2,662,042

Total accretion expense of below-market leases, reported as an increase in minimum rent revenue, amounted to $426,299 for the year ended December 31, 2016 and $82,648 for the period from November 12, 2015 (inception) through December 31, 2015. Future accretion income for lease intangible liabilities is as follows:

Years Ending December 31	Total

2017	$384,899
2018	368,214
2019	316,388
2020	177,005
2021	156,332
Thereafter	832,905

$2,235,743

Note 5 – Fair Value

Accounting standards require certain assets and liabilities be reported at fair value in the consolidated financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. See Note 12 for a description of the valuation technique and significant inputs used to value assets and liabilities with Level 3 inputs.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Note 6 – Restricted Cash - Funded Reserves

Funded reserves are as follows:

Tenant improvement reserves: These reserves are required as a condition precedent of the Nevada State Bank mortgage loan payable by LM Partners. On acquisition, an account was established to fund capital improvements for new tenants. LM Partners is required to fund a monthly amount of $2,648 to this reserve account and the funded reserves have been pledged as additional collateral for the Nevada State Bank mortgage loan.

Bond service reserves: These reserves are required pursuant to the Bond Indenture Agreement, which requires that 7% of the gross bond proceeds be placed into a reserve account held by the bond trustee. The bond service reserve may be used to pay the Company’s bond service obligations and any funds remaining in the bond service reserve on the first anniversary of the first bond closing date (October 17, 2016), will be released to the Company.

Restricted cash - funded reserves consisted of:

	2016	2015

Tenant improvement reserve	$39,658	$2,649
Bond service reserve	101,850	-

	$141,508	$2,649

Note 7 – Other Receivable-Tenant

On acquisition of the rental property by LM Partners, LM Partners assumed a receivable owed by one of the tenants. The outstanding balance, which is unsecured and non-interest bearing, is payable in monthly installments of $2,637.

Future minimum payments to be received are as follows:

Years Ending December 31	Total

2017	$31,647
2018	31,647
2019	12,675

$75,969

Note 8 – Notes Payable

Notes payable consisted of:

Lake Mead Partners, LLC (“LM Partners”)

A. Nevada State Bank

Concurrent with the acquisition of the Property by LM Partners, LM Partners entered into a loan agreement with Nevada State Bank in the maximum amount of $30,000,000 of which $29,500,000 (“NP 1”) was funded on the acquisition of the Property and the unfunded balance of $500,000 (“NP 2”) is available to fund leasing commissions and tenant improvements approved by the lender. During the year ended December 31, 2016, $63,000 was funded from NP 2. NP 1 and NP 2 are collectively referred herein as (the “Notes”).

NP 1 bears interest at 4.00% per annum and is payable in monthly principal and interest payments of $156,650.

NP 2 bears interest at 4.00% per annum and is payable in monthly interest only payments through November 12, 2017 and thereafter, in monthly principal and interest payments based on a twenty-three-year loan amortization period until maturity.

The Notes mature on November 12, 2025, at which time the outstanding principal balance is due. The Notes are secured by the rental property and a $12,000,000 guarantee by GK Development, Inc.. The Notes may be entirely prepaid subject to a prepayment penalty equal to 1% of the amount prepaid during the first five years of the term of the loan. Thereafter, the Notes can be prepaid without a prepayment penalty. In addition, the Notes are subject to certain financial covenant measurements.

B. GK Secured Income IV, LLC

Concurrent with the acquisition of the rental property by LM Partners, LM Partners entered into a loan agreement with GK Secured Income IV, LLC (“GKSI IV”), a related party, in the maximum amount of $10,500,000, allocated between LM Parent and LM Development. GKSI IV is managed by the Manager and the Sponsor of the Bonds. At December 31, 2016, $9,538,483 and $440,000 was funded to LM Parent and LM Development, respectively, aggregating to $9,978,483.

The loan bears interest at 8.00% per annum and requires monthly interest only payments until maturity on November 12, 2018. The loan, which may be partially or entirely prepaid subject to a prepayment penalty, as further detailed below, is collateralized by GKIH, LM Parent, and LM Development, granting GKSI IV a security interest in the right to receive dividends, distributions and similar payments. Additionally, 25% of the outstanding principal balance is guaranteed by GK Development, Inc.

Note 8 – Notes Payable (continued)

In the event that the loan is prepaid, which results in GKSI IV being obligated to pay a Yield Maintenance Fee to the Members of GKSI IV, LM Partners and LM Development will be obligated to pay to GKSI IV an amount equal to such Yield Maintenance Fee. If the Yield Maintenance Fee becomes payable (a) during the first year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 12% per annum on the Repayment Amounts for the remainder of such year after the repayment date; (b) during the second year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 13% per annum on the Repayment Amounts for the remainder of such year after the repayment date; or (c) during the third year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 14% per annum on the Repayment Amounts for the remainder of such year after the repayment date. In the event that the loan is prepaid within the second twelve months (ending November 12, 2017), LM Partners and LM Development would be obligated to pay a prepayment penalty of approximately $2,755,000 in the aggregate. This amount has been measured as of December 31, 2016, using a 12% per annum rate for the first year and a 13% per annum rate for the second year.

C. GK Development, Inc.

Concurrent with the acquisition of the rental property by LM Partners, LM Partners entered into an unsecured loan agreement with GK Development, Inc., the Manager, and the Sponsor of the Bonds, in the maximum amount of $2,608,100. The loan bears interest at 7.00% per annum and requires monthly interest only payments. The loan is payable on demand.

Lake Mead Development, LLC (“LM Development”)

D. Barrington Bank & Trust Co., N.A.

Concurrent with the acquisition of the rental property by LM Development, LM Development entered into a mortgage loan agreement with Barrington Bank & Trust Co., N.A. in the original amount of $2,700,000. The loan bears interest at LIBOR plus a margin of 2.75%, for an effective interest rate of 3.37% and 3.00% per annum at December 31, 2016 and 2015, respectively. Fixed monthly principal payments of $5,450 is required plus interest, through maturity of the loan on November 12, 2017. The loan is secured by the rental property and a personal guarantee by an affiliate of one of GKIH’s members.

The loan may be entirely prepaid without a prepayment penalty. In addition, the mortgage loan payable is subject to certain financial covenant measurements.

E. GK Secured Income IV, LLC

As noted above, concurrent with the acquisition of the rental property by LM Partners, LM Partners entered into a loan agreement with GK Secured Income IV, LLC (“GKSI IV”), a related party, in the maximum amount of $10,500,000, allocated between LM Parent and LM Development. GKSI IV is managed by the Manager and the Sponsor of the Bonds. At December 31, 2016 $9,538,483 and $440,000 was funded to LM Parent and LM Development, respectively, aggregating to $9,978,483.

The loan bears interest at 8.00% per annum and requires monthly interest only payments until maturity on November 12, 2018. The loan, which may be partially or entirely prepaid subject to a prepayment penalty, as further detailed below, is collateralized by GKIH, LM Parent, and LM Development, granting GKSI IV a security interest in the right to receive dividends, distributions, and similar payments. Additionally, 25% of the outstanding principal balance is guaranteed by GK Development, Inc.

If the loan is prepaid, which results in GKSI IV being obligated to pay a Yield Maintenance Fee to the Members of GKSI IV, LM Partners and LM Development will be obligated to pay to GKSI IV an amount equal to such Yield Maintenance Fee. If the Yield Maintenance Fee becomes payable (a) during the first year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 12% per annum on the Repayment Amounts for the remainder of such year after the repayment date; (b) during the second year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 13% per annum on the Repayment Amounts for the remainder of such year after the repayment date; or (c) during the third year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 14% per annum on the Repayment Amounts for the remainder of such year after the repayment date. If the loan is prepaid within the second twelve months (ending November 12, 2017), LM Partners and LM Development would be obligated to pay a prepayment penalty of approximately $2,755,000 in the aggregate. This amount has been measured as of December 31, 2016, using a 12% per annum rate for the first year and a 13% per annum rate for the second year.

F. GK Development, Inc.

Concurrent with the acquisition of the Property by LM Development, LM Development entered into an unsecured loan agreement with GK Development, Inc. the Manager, and the Sponsor of the Bonds, in the amount of $20,000. The loan, which bore interest at 7.00% per annum, was repaid as of December 31, 2015.

Note 8 – Notes Payable (continued)

G. 2700 Ygnacio, LLC

On December 22, 2016, Ygnacio entered into an Assignment of Purchase and Sale Agreement with GK Development, Inc. (” Assignment”), pursuant to which GK Development, Inc. assigned to Ygnacio that certain Purchase and Sale Agreement, as amended, to acquire a three story, Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. Concurrent with the entry into the Assignment, Ygnacio entered into a promissory note with GK Development, Inc. for an amount of $855,000, with such funds being used to fund an acquisition escrow deposit. The loan bears interest at 7.00% per annum and requires monthly interest only payments. The loan is payable on demand.

Notes payable is summarized as follows:

		2016	2015

Nevada State Bank (NP 1)		$28,757,262	$29,451,516
Nevada State Bank (NP 2)		63,000	-
GK Secured Income IV, LLC		9,978,483	8,530,000
Barrington Bank & Trust Co. N.A.		2,634,600	2,700,000
GK Development, Inc.		2,483,100	1,628,100

Total notes payable		$43,916,445	$42,309,616

	Basis of Amortization
Debt issuance costs	Loan Terms	$1,144,518	$1,115,549

(Less) Accumulated amortization		(223,588)	(30,633)

Debt issuance costs - net		920,930	1,084,916

Notes payable - net		$42,995,515	$41,224,700

Total amortization expense of debt issuance costs charged to operations amounted to $192,956 for the year ended December 31, 2016 and $30,633 for the period from November 12, 2015 (inception) through December 31, 2015, which amounts have been included in interest expense on the accompanying consolidated statements of operations.

Note 8 – Notes Payable (continued)

Future minimum principal payments are as follows:

Years Ending December 31	Total

2017	$5,841,672
2018	10,732,368
2019	785,034
2020	814,450
2021	851,121
Thereafter	24,891,800

$43,916,445

Note 9 – Bonds Payable

The Company is offering 7% unsecured bonds at a purchase price of $1,000 per bond. The bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022. The bonds will continue to be sold through September 30, 2017 and the Company intends to use the bond proceeds to pay down existing indebtedness and to acquire additional commercial rental properties.

The bonds are issued under an Indenture Trust Agreement with UMB Bank as the trustee. The Indenture Trust Agreement places certain financial covenants on the Company.

Prepayment penalties for calling the bonds early are as follows: (a) 1.02 times the price to the public ($1,000 per bond) if redeemed on or before September 30, 2019; (b) 1.0015 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2019 but on or before September 30, 2020; and (b) 1.001 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2020 but on or before September 30, 2021. See Note 11 for specific amounts payable to GK Development, Inc., a related party, as sponsor of the bonds.

Bonds payable is summarized as follows:

		2016	2015

Bonds Payable		$1,455,000	$-

	Basis of Amortization
Bond Issuance Costs	Bond Term	136,915	-

(Less) Accumulated amortization		(2,041)	-
Deferred bond issuance costs - net		134,874	-

Bonds payable - net		$1,320,126	$-

Total amortization expense of bond issuance costs charged to operations amounted to $2,041 for the year ended December 31, 2016 and $-0- for the period from November 12, 2015 (inception) through December 31, 2015, which amounts have been included in interest expense on the accompanying consolidated statements of operations.

Note 10 – Operating Leases

The rental properties have entered into leases with tenants which are classified as operating leases.

Approximate minimum base rentals to be received under these operating leases are as follows:

Years Ending December 31	Development	Partners	Total

2017	$430,000	$2,929,000	$3,359,000
2018	165,000	2,754,000	2,919,000
2019	114,000	1,321,000	1,435,000
2020	111,000	493,000	604,000
2021	114,000	402,000	516,000
Thereafter	77,000	1,039,000	1,116,000

	$1,011,000	$8,938,000	$9,949,000

A number of leases contain provisions for the tenants to pay additional rent to cover a portion of the Property's real estate taxes and defined operating expenses.

Lake Mead Partners, LLC

As of December 31, 2016, four tenants currently occupy 65.50% of the portion of the retail power center owned by LM Partners, representing approximately 46.82% of the future minimum base rental revenue under leases expiring on various dates between 2019 and 2020. These same tenants account for 49.39% of minimum rents for the year ended December 31, 2016.

Lake Mead Development, LLC

As of December 31, 2016, two tenants currently occupy 50.73% of the portion of the power center owned by LM Development, representing approximately 92.33% of the future minimum base rental revenue under leases expiring on various dates between 2018 and 2022. These same tenants account for 31.07% of minimum rents for the year ended December 31, 2016.

Note 11 – Related Party Transactions

Lake Mead Crossings is managed by GK Development, Inc. an affiliate of one of the members of GKIH, under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected.

GK Development, Inc. is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 1.88% of the $50,000,000 gross bond proceeds received up to $940,000. In addition, GK Development is entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross bond proceeds received up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross bond proceeds received up to $75,000. In the aggregate, GK Development, Inc. is entitled to receive 2.58% of the gross bond proceeds received.

See Note 8 for the loans payable to (i) GK Development Inc., the Manager, and the Sponsor of the Bonds and (ii) GKSI IV, LLC, an entity managed by the Manager and the Sponsor of the Bonds.

With respect to related parties, amounts incurred consisted of the following:

	Year ended December 31, 2016	For the period from November 12, 2015 through December 31, 2015
GK Development, Inc.
Management fees (3% of gross collections)	$112,918	$25,855
Acquisition fees (2% of the purchase price)	-	845,000
Leasing commissions - capitalized	9,315	10,659
Interest on loans	114,279	31,322
Bond issuance costs	37,539	-
	274,051	912,836

GKSI IV, LLC
Interest on loans	791,910	88,337
Loan costs	28,970	170,600
	820,880	258,937

	$1,094,931	$1,171,773

At December 31, 2016 and 2015, $138,773 and $892,657, respectively, was owed to GK Development, Inc. of which $138,773 (December 31, 2016) and $861,355 (December 31, 2015), is included in due to affiliates on the accompanying consolidated balance sheets and $9,773 (December 31,2016) and $31,322 (December 31, 2015) is included in accrued interest on the accompanying consolidated balance sheets. Such amounts are in addition to the loan amount owed to GK Development, Inc., as discussed in Note 8.

At December 31, 2016 and 2015, $67,769 and $88,338, respectively, was owed to GKSI IV, LLC for unpaid accrued interest, which is included in accrued interest on the accompanying consolidated balance sheets. Additionally, GKSI IV, LLC was owed $199,570 and $170,600, at December 31, 2016 and 2015, respectively, for unpaid accrued loan fees, which is included in accrued financing fees payable on the accompanying consolidated balance sheets.

F-50
F-50
Table of Contents

Note 12 – Business Combination

On November 12, 2015, LM Partners and LM Development each acquired a portion of the retail power center, known as Lake Mead Crossing, located in Henderson, Nevada for $39,065,000 (net of a credit in the amount of $185,000) and $3,000,000, respectively. LM Partners and LM Development acquired the properties, from the same seller. The primary reason for the acquisition was to realize the economic benefit of owning and operating a retail power center. The results of the acquired operations have been included in the accompanying consolidated financial statements since that date.

The following table summarizes the fair value of the assets and liabilities assumed at the acquisition date:

	Development	Partners	Total

Land and land improvements	$6,759,701	$11,555,905	$18,315,606
Rental property and improvements	1,928,616	24,022,716	25,951,332
Leasing commissions	83,305	625,772	709,077
Above-market leases	-	998,730	998,730
In-place leases	568,688	3,202,257	3,770,945
	9,340,310	40,405,380	49,745,690

Bargain purchase price adjustment	4,936,000	-	4,936,000
Below-market leases	1,404,310	1,340,380	2,744,690

Net cash consideration	$3,000,000	$39,065,000	$42,065,000

Acquisition related costs, which include acquisition fees and other closing fees totaled $3,489 for the year ended December 31, 2016 and $861,096 for the period from November 12, 2015 (inception) through December 31, 2015, which amounts are included on the accompanying consolidated statements of operations.

The fair value of total identifiable net assets was determined with the assistance of a third-party appraiser using the income approach methodology of valuation. The income approach methodology utilizes the remaining non-cancelable lease terms as defined in lease agreements, market rental data, and discount rates. This fair value is based on significant inputs that are not observable in the market and are therefore Level 3 inputs, as discussed in Note 5. Key assumptions include a capitalization rate of 7.5%, growth rates for market rentals of 3.0%, and a discount rate of 9.0%.

The Company determined that the purchase price of the acquired assets was less than the fair value at the time of purchase, and as a result thereof, a bargain purchase price gain in the amount of $4,936,000 was recorded and included on the accompanying consolidated statements of operations for the period from November 12, 2015 (inception) through December 31, 2015.

Note 13 – Subsequent Events

On December 22, 2016, the Company, through Ygnacio, entered into an assignment of Purchase and Sale Agreement (“Assignment”), with GK Development, Inc., the Company’s Manager and Sponsor, pursuant to which GK Development, Inc. assigned to Ygnacio that certain purchase and sale agreement, as amended, to acquire a three-story, Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. The acquisition closed on January 30, 2017 for a purchase price of $14,905,290 (excluding prorations) and was financed as follows: (i) a first mortgage loan in the amount of $11,325,000, all of which was funded upon acquisition; (ii) an interim loan from GK Development, Inc. of $2,300,100 and (iii) bond proceeds of $1,280,190.

The Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC (“PDCS”), a current tenant in the rental property, in terms of which LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,790 leasable square feet, for $4,000,000 (excluding prorations). The sale closed on March 20, 2017 and $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development, Inc. loan.

The consolidated financial statements and related disclosures include evaluation of events up through and including April 20, 2017, which is the date the consolidated financial statements were available to be issued.

Lake Mead Crossing

Independent Auditor's Report

To the Members
GK Investment Holdings, LLC

We have audited the accompanying Statement of Revenues and Certain Direct Operating Expenses of the Lake Mead Crossing Property located in Henderson, Nevada (the "Property") for the year ended December 31, 2014, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this Statement of Revenues and Certain Direct Operating Expenses in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this Statement of Revenues and Certain Direct Operating Expenses that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Statement of Revenues and Certain Direct Operating Expenses based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenues and Certain Direct Operating Expenses is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statement of Revenues and Certain Direct Operating Expenses. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the Statement of Revenues and Certain Direct Operating Expenses, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the Statement of Revenues and Certain Direct Operating Expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statement of Revenues and Certain Direct Operating Expenses.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statement of Revenues and Certain Direct Operating Expenses referred to above present fairly, in all material respects, the Revenue and Certain Direct Operating Expenses described in Note 1 to the financial statement of the Lake Mead Crossing Property for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Basis of Accounting

As described in Note 1 to the Financial Statement, the Statement of Revenues and Certain Direct Operating Expenses has been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, and is not intended to be a complete presentation of the Lake Mead Crossing Property's revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ Plante & Moran, PLLC
Chicago, Illinois
April 18, 2016

Lake Mead Crossing

Statement of Revenues and Certain Operating Expenses

	Nine Months Ended	Year Ended
	September 30, 2015	December 31, 2014
	(unaudited)
Revenue
Minimum rents	$2,528,132	$3,032,330
Tenant recoveries	332,042	359,581
Other rental income	4,004	3,321
	2,864,178	3,395,232

Operating Expenses
Other operating expenses	353,947	340,004
Real estate taxes	187,918	249,705
Insurance	36,714	48,364
	578,579	638,073

Revenues in excess of certain operating expenses	$2,285,599	$2,757,159

(See accompanying notes to financial statements)

Note 1 – Basis of Presentation

Lake Mead Crossing, LLC, or the Seller, owned and operated a retail power center known as Lake Mead Crossing, located in Henderson, Nevada (the "Property"). The Property was sold to two wholly owned subsidiaries of GK Investment Holdings, LLC ("GKIH"), or the Purchaser. The property is comprised of approximately 222,000 square feet of retail space leased to numerous tenants under leases expiring on various dates between 2015 and 2025. The Purchaser purchased the Property on November 12, 2015, and assumed all management and ownership responsibilities.

The accompanying statement of revenues and certain direct operating expenses has been prepared in accordance with Rule 8-06 of Regulation S-X promulgated under the Securities act of 1933, as amended. Accordingly, the statement is not representative of the actual operations for the period presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred in future operations of the Property, have been excluded. Such items include depreciation, amortization, management fees, interest expense, amortization of in-place leases, and amortization of above and below market leases.

Note 2 – Summary of Significant Accounting Policies

Estimates – The preparation of this financial statement in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that may affect the amounts reported in the financial statement and related notes. Actual results could differ from those estimates.

Rental Recognition – The Property's leases with tenants are classified as operating leases. Rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. Straight line rent adjustment included, reflected an increase in rental revenue on the statement of revenue and certain direct operating expenses in the amount of $44,797 for the year ended December 31, 2014 and a decrease in rental revenue of $88,409 for the unaudited nine-month period ended September 30, 2015.

Reimbursements from Tenants – During the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance and other operating expenses (as defined), or (ii) a fixed rate for recoveries. Estimated recoveries, from tenants that pay for their pro rata share of real estate taxes, insurance and other operating expenses (as defined), are recognized as revenue in the period the applicable expenses are incurred. Recoveries from tenants that pay a fixed rate are recognized as revenue on a straight-line basis over the terms of the respective leases.

Note 3 – Lease

The Seller has entered into non-cancellable operating leases with tenants with various escalation terms as stated in the lease agreements. These leases have various expiration dates through October 31, 2025.

Approximate minimum base rentals to be received under these operating leases are as follows:

Year	Amount

2015	$3,336,000
2016	3,291,000
2017	3,114,000
2018	2,671,000
2019	1,257,000
Thereafter	2,102,000

Total	$15,771,000

Note 4 – Subsequent Events

Subsequent events were evaluated through April 18, 2016, the date the financial statement was available to be issued.

Independent Auditor’s Report

To the Management of GK Development, Inc.
Property Manager of
2700 Ygnacio Partners
Barrington, Illinois

Report on the Financial Statement
We have audited the accompanying statement of revenues and certain operating expenses of 2700 Ygnacio Partners, LLC for the year ended December 31, 2016, and the related notes to the financial statement.

Management’s Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this statement of revenues and certain operating expenses that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on the statement of revenues and certain operating expenses based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain operating expenses is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of revenues and certain operating expenses. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statement of revenues and certain operating expenses, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the statement of revenues and certain operating expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of revenues and certain operating expenses.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of revenues and certain operating expenses referred to above presents fairly, in all material respects, the revenue and certain operating expenses described in Note 1 to the financial statement of 2700 Ygnacio Partners, LLC for the year ended December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Basis of Accounting
As described in Note 1 to the financial statement, the statement of revenues and certain operating expenses has been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, and is not intended to be a complete presentation of 2700 Ygnacio Partners, LLC’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ Eide Bailly LLP

Denver, Colorado
September 27, 2017

2700 Ygnacio

Statement of Revenues and Certain Operating Expenses

Year Ended
December 31, 2016

Revenue
Minimum rents	$2,271,736
Tenant recoveries	40,850
2,312,586

Operating Expenses
Other operating expenses	677,045
Real estate taxes	164,545
Insurance	89,891
931,481

Revenues in excess of certain operating expenses	$1,381,105

(See accompanying notes to financial statement)

Note 1 – Basis of Presentation

Pacific 2700 Ygnacio Corporation, or the Seller, owned and operated a three-story, Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California (the "Property"). The Property was sold to a wholly owned subsidiary of GK Investment Holdings, LLC (“GKIH”), or the Purchaser. The property is comprised of 107,970 rentable square feet of which approximately 90% is leased to numerous tenants under leases expiring on various dates between 2017 and 2022. The Purchaser purchased the Property on January 30, 2017, and assumed all management and ownership responsibilities.

The accompanying statement of revenues and certain direct operating expenses has been prepared in accordance with Rule 8-06 of Regulation S-X promulgated under the Securities act of 1933, as amended. Accordingly, the statement is not representative of the actual operations for the period presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred in future operations of the Property, have been excluded. Such items include depreciation, amortization, management fees, interest expense, amortization of in-place leases, and amortization of above and below market leases. Other operating expenses include administrative and maintenance salaries, cleaning, landscaping, utilities and repairs and maintenance.

Note 2 – Summary of Significant Accounting Policies

Estimates ‑ The preparation of this financial statement in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that may affect the amounts reported in the financial statement and related notes. Actual results could differ from those estimates.

Rental Recognition – The Property’s leases with tenants are classified as operating leases. Rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. Straight line rent adjustment included in minimum rents, reflected an increase in rental revenue on the statement of revenue and certain direct operating expenses in the amount of $122,151 for the year ended December 31, 2016.

Tenant Recoveries - During the term of their respective leases, certain of the tenants pay a pro rata share of real estate taxes, insurance, and other operating expenses (as defined), over a base year. Estimated recoveries are recognized as revenue in the period the applicable expenses are incurred.

Note 3 – Lease

The Seller has entered into non-cancellable operating leases with tenants with various escalation terms as stated in the lease agreements. These leases have various expiration dates through February 28, 2022.

Approximate minimum base rentals to be received under these operating leases are as follows:

Year	Amount

2017	$2,260,318
2018	1,840,233
2019	1,593,056
2020	525,967
2021	348,453
Thereafter	11,223

Total	$6,579,250

As of December 31, 2016, three tenants currently occupy 64.90% of the office building, under leases expiring on various dates between 2017 and 2021. These same tenants account for 77.16% of minimum rents for the year ended December 31, 2016

Note 4 – Subsequent Events

Subsequent events were evaluated through September 27, 2017, the date the financial statement was available to be issued.

Appendix A

PRIOR PERFORMANCE TABLES

As used herein, the terms “we”, “our” and “us” refer to GK Investment Holdings, LLC.

The following Prior Performance Tables, or Tables, provide information relating to real estate investment programs sponsored by GK Development, Inc., or GK Development, or Prior Real Estate Programs, through December 31, 2016. All of the Prior Real Estate Programs presented in the Tables or otherwise discussed in the section entitled “Prior Performance Summary” in this Offering Circular are private programs that have no public reporting requirements. GK Development has not previously sponsored a public program.

As of December 31, 2016, GK Development was the sponsor of seven private programs that had closed offerings in the prior five years; none of which had investment objectives similar to our company. Of the seven prior private programs that closed offerings within the prior five years, we do not believe that any of them had similar investment objectives to our company because: (i) four of the programs were equity programs designed to invest in a single, identified asset and (ii) the remaining three programs were notes programs designed to make loans to identified affiliates of GK Development.

GK Development is responsible for the acquisition, financing, operation, maintenance and disposition of our investments. Key members of the management of GK Development will play a significant role in the promotion of this offering and the operation of our company. The financial results of the Prior Real Estate Programs may provide some indication of GK Development’s ability to perform its obligations. However, general economic conditions affecting the real estate industry and other factors contribute significantly to financial results.

As an investor in our Bonds, you will not own any interest in the Prior Real Estate Programs and should not assume that you will experience returns, if any, comparable to those experienced by investors in the Prior Real Estate Programs.

The following tables are included herein:

●	Table I - Experience in Raising and Investing Funds;

●	Table II - Compensation to Sponsor;

●	Table III - Operating Results of Prior Programs; and

●	Table IV - Results of Completed Programs.

The information in these tables should be read together with the summary information under “Prior Performance Summary” in this Offering Circular.

TABLE I
EXPERIENCE IN RAISING AND INVESTING FUNDS

This Table I sets forth a summary of experience of GK Development, Inc. in raising and investing funds in Prior Real Estate Programs; the offerings of which have closed in the three years ended December 31, 2016. None of the Prior Real Estate Programs presented in this Table I have similar or identical investment objectives to GK Investment Holdings, LLC. Information is provided with regard to the manner in which the proceeds of the offerings have been applied. Also set forth is information pertaining to the timing and length of these offerings and the time period over which the proceeds have been invested in the properties. All figures are as of December 31, 2016.

	GK Secured Income Investments III, LLC	GK Preferred Income II (Ridgmar), LLC	GK Secured Income IV, LLC	GKPI III, LLC
Dollar amount offered (in thousands)	$11,200	$27,500	$11,000	$10,000
Dollar amount raised (100%)	$11,112	$23,864	$11,280	$9,836
Less offering expenses (percentage):
Selling commissions and discounts retained by affiliates	5.88%	7.70%	8.17%	7.18%
Organizational expenses	1.73%	0.19%	0.96%	2.82%
Other (Syn, Mgmy., Mkting, Underwriting)	1.20%	1.30%	0.00%	0.27%
Percent available for investment	91.20%	90.81%	90.87%	89.73%
Acquisition costs:
Prepaid items and fees related to purchase of property	$0	$(822)	$0	$0
Cash down payment for assets	$0	$10,413	$0	$0
Acquisition fees	$0	$244	$0	$0
Other (please explain)	$0	N/A	$0	$0
Total acquisition cost (in thousands)	$0	$9,835	$0	$0
Percent leverage (mortgage financing divided by total acquisition cost)	0.00%	81.34%	0.00%	100.00%
Date offering began	10/15/2014	8/12/2013	10/1/2015	7/30/2015
Length of offering (months)	10	12	6	14
Months to invest 90% of amount available for investment (measured from beginning of offering	7	8	3	11

TABLE II
COMPENSATION TO SPONSOR

This Table II sets forth the types of compensation received by GK Development, Inc., and its affiliates, including compensation paid out of offering proceeds and compensation paid in connection with ongoing operations, in connection with six programs; the offerings of which have closed in the three years ended December 31, 2016. None of the Prior Real Estate Programs presented in this Table II have similar or identical investment objectives to GK Investment Holdings, LLC. All figures are as of December 31, 2016.

Types of Compensation

	GK Secured Income Investments III, LLC	GK Preferred Income II (Ridgmar), LLC	GK Secured Income IV, LLC	GKPI III, LLC
Date offering commenced	10/15/2014	8/12/2013	10/1/2015	7/30/2015
Dollar amount raised (in thousands)	$11,112	$23,864	$11,280	$9,836
Amount paid to sponsor from proceeds of offering:
Underwriting fees	$115	$21	$0	$22
Syndication Mgmnt Fee	$0	$0	$0	$0
Acquisition fees
– real estate commissions	$0	$0	$0	$0
– advisory fees	$0	$0	$0	$0
– other (property acquisition fee)	$0	$1,218	$0	$0
Other	$0	$0	$0	$0
Dollar amount of cash generated from operations before deducting payments to sponsor (in thousands)	$1,597	$(7,243)	$682	$1,060
Amount paid to sponsor from operations (in thousands):
Property management fees	$0	$1,351	$0	$136
Partnership management fees	$0	$332	$0	$34
Reimbursements	$0	$0	$0	$0
Leasing commissions	$0	$505	$0	$45
Specialty Lease Commissions	$0	$571	$0	$0
Other (Structuring Fee)	$0	$0	$0	$0
Other (Guarantee Fee)	$0	$0	$0	$109
Other (Loan Management Fee)	$123	$0	$0	$0
Other (Loan Origination Fee)	$100	$0	$0	$0
Other (LLC Management Fee)	$0	$135	$0	$67
Dollar amount of property sales and refinancing before deducting payments to sponsor (in thousands)
– cash	$0	$0	$0	$0
– notes	$0	$0	$0	$0
Amount paid to sponsor from property sales and refinancing (in thousands):
Real estate commissions	$0	$0	$0	$0
Incentive fees	$0	$0	$0	$0
Other (Disposition Fee)	$0	$0	$0	$0

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS

This Table III sets forth the annual operating results of Prior Real Estate Programs sponsored by GK Development, Inc. and its affiliates that have closed offerings during the five years ended December 31, 2016. None of the Prior Real Estate Programs presented in this Table III have similar or identical investment objectives to GK Investment Holdings, LLC. All figures are for the period commencing January 1 of the year acquired, except as otherwise noted.

Operating Results of Prior Programs

	Grand Center Partners (Unaudited - Tax Basis)
Year	2012	2013	2014	2015	TOTAL
Gross Revenues (in thousands)	$6	$241	$137	$0	$384
Profit on sale of properties (in thousands)	$0	$0	$680	$0	$680
Less (in thousands): Operating expenses	$33	$109	$(157)	$21	$6
Interest expense	$4	$92	$49	$0	$145
Depreciation and Amortization	$7	$80	$44	$0	$131
Net Income – Tax Basis (in thousands)	$(38)	$(40)	$881	$(21)	$782
Taxable Income (in thousands)
– from operations	$(38)	$(40)	$201	$(21)	$102
– from gain on sales	$0	$0	$680	$0	$680
Cash generated from operations	$0	$24	$596	$0	$620
Cash generated from sales	$0	$0	$2,604	$0	$2,604
Cash generated from refinancing	$0	$0	$0	$0	$0
Cash generated from operations, sales and refinancing (in thousands)	$0	$24	$3,200	$0	$3,224
Less (in thousands): Cash distributions to investors
– from operating cash flow	$0	$24	$596	$0	$620
– from sales and refinancing	$0	$0	$2,604	$0	$2,604
– from other	$0	$0	$0	$0	$0
Cash generated (deficiency) after cash distributions (in thousands)	$0	$0	$0	$0	$0
Less: Special items (not including sales and refinancing) (identify and quantify)	$0	$0	$0	$0	$0
Cash generated (deficiency) after cash distributions and special items (in thousands)	$0	$0	$0	$0	$0
Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary income (loss)
– from operations	$(0.02)	$(0.02)	$0.08	$(0.01)	$0.04
– from recapture	$0.00	$0.00	$0.00	$0.00	$0.00
Capital gain (loss)	$0.00	$0.00	$0.28	$0.00	$0.28
Cash Distributions to Investors Source (on Tax basis) (in thousands)
– Investment income	$0	$24	$790	$0	$814
– Return of capital	$0	$0	$2,410	$0	$2,410
Source (on cash basis) (in thousands)
– Sales	$0	$0	$2,604	$0	$2,604
– Refinancing	$0	$0	$0	$0	$0
– Operations	$0	$24	$596	$0	$620
– Other	$0	$0	$0	$0	$0
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)				0.00%

Operating Results of Prior Programs

	GDH Investments (North Ave) (Unaudited - Tax Basis)
Years	2012	2013	TOTAL
Gross Revenues (in thousands)	$1,141	$22	$1,163
Profit on sale of properties (in thousands)	$0	$1,393	$1,393
Less (in thousands): Operating expenses	$384	$141	$525
Interest expense	$535	$101	$636
Depreciation and Amortization	$389	$250	$639
Net Income – Tax Basis (in thousands)	$(167)	$923	$756
Taxable Income (in thousands)
– from operations	$(16)	$(275)	$(291)
– from gain on sales	$0	$1,394	$1,394
Cash generated from operations	$212	$21	$233
Cash generated from sales	$0	$2,890	$2,890
Cash generated from refinancing	$0	$0	$0
Cash generated from operations, sales and refinancing (in thousands)	$212	$2,911	$3,123
Less (in thousands): Cash distributions to investors
– from operating cash flow	$212	$21	$233
– from sales and refinancing	$0	$2,890	$2,890
– from other	$0	$0	$0
Cash generated (deficiency) after cash distributions (in thousands)	$0	$0	$0
Less: Special items (not including sales and refinancing) (identify and quantify)	$0	$0	$0
Cash generated (deficiency) after cash distributions and special items (in thousands)	$0	$0	$0
Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary income (loss)
– from operations	$(0.01)	$(0.14)	$(0.15)
– from recapture	$0.00	$0.00	$0.00
Capital gain (loss)	$0.00	$0.70	$0.70
Cash Distributions to Investors Source (on Tax basis) (in thousands)
– Investment income	$212	$911	$1,123
– Return of capital	$0	$2,000	$2,000
Source (on cash basis) (in thousands)
– Sales	$0	$2,890	$2,890
– Refinancing	$0	$0	$0
– Operations	$212	$21	$233
– Other	$0	$0	$0
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)		0.00%

Operating Results of Prior Programs

	GK Preferred Income Investments I (Lakeview Square), LLC
Years	2013	2014	2015	2016	Total
Gross Revenues (in thousands)	$3,862	$5,166	$5,017	$4,130	$18,175
Profit on sale of properties (in thousands)	$0	$0	$0	$0	$0
Less (in thousands): Operating expenses	$2,575	$3,017	$2,937	$2,634	$11,163
Interest expense	$293	$366	$582	$538	$1,779
Depreciation and Amortization	$957	$785	$719	$408	$2,869
Net Income – GAAP Basis (in thousands)	$37	$998	$779	$550	$2,364
Taxable Income (in thousands)
– from operations	$1,345	$1,621	$(60)	$265	$3,171
– from gain on sales	$0	$0	$0	$0	$0
Cash generated from operations	$1,355	$1,645	$1,246	$1,034	$5,280
Cash generated from sales	$0	$0	$0	$0	$0
Cash generated from refinancing	$0	$0	$4,013	$0	$4,013
Cash generated from operations, sales and refinancing (in thousands)	$1,355	$1,645	$5,259	$1,034	$9,293
Less (in thousands): Cash distributions to investors
– from operating cash flow	$179	$1,248	$2,695	$400	$4,522
– from sales and refinancing	$0	$0	$4,013	$0	$4,013
– from other	$0	$0	$0	$0	$0
Cash generated (deficiency) after cash distributions (in thousands)	$1,176	$397	$(1,449)	$634	$758
Less: Special items (not including sales and refinancing) (identify and quantify)	$0	$0	$0	$0	$0
Cash generated (deficiency) after cash distributions and special items (in thousands)	$1,176	$397	-$1,449	$634	$758
Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary income (loss)
– from operations	$0.26	$0.31	$(0.01)	$0.05	$0.61
– from recapture	$0.00	$0.00	$0.00	$0.00	$0.00
Capital gain (loss)	$0.00	$0.00	$0.00	$0.00	$0.00
Cash Distributions to Investors Source (on GAAP basis) (in thousands)
– Investment income	$179	$348	$2,431	$400	$3,358
– Return of capital	$0	$900	$4,277	$0	$5,177
Source (on cash basis) (in thousands)
– Sales	$0	$0	$0	$0	$0
– Refinancing	$0	$0	$4,013	$0	$4,013
– Operations	$179	$1,248	$2,695	$400	$4,522
– Other	$0	$0	$0	$0	$0
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)				0.00%

Operating Results of Prior Programs

	GK Secured Income Investments I, LLC
Years	2013	2014	2015	2016	TOTAL
Gross Revenues (in thousands)	$429	$764	$764	$767	$2,724
Profit on sale of properties (in thousands)	$0	$0	$0	$0	$0
Less (in thousands): Operating expenses	$97	$121	$117	$123	$458
Interest expense	$5	$0	$0	$0	$5
Depreciation and Amortization	$0	$0	$0	$0	$0
Net Income – GAAP Basis (in thousands)	$327	$643	$647	$644	$2,261
Taxable Income (in thousands)
– from operations	$285	$631	$667	$625	$2,208
– from gain on sales	$0	$0	$0	$0	$0
Cash generated from operations	$282	$631	$668	$625	$2,206
Cash generated from sales	$0	$0	$0	$0	$0
Cash generated from refinancing	$0	$0	$0	$0	$0
Cash generated from operations, sales and refinancing (in thousands)	$282	$631	$668	$625	$2,206
Less (in thousands): Cash distributions to investors
– from operating cash flow	$282	$595	$601	$599	$2,077
– from sales and refinancing	$0	$0	$0	$0	$0
– from other	$24	$0	$0	$0	$24
Cash generated (deficiency) after cash distributions (in thousands)	$(24)	$36	$67	$26	$105
Less: Special items (not including sales and refinancing) (identify and quantify)	$0	$0	$0	$0	$0
Cash generated (deficiency) after cash distributions and special items (in thousands)	-$24	$36	$67	$26	$105
Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary income (loss)
– from operations	$0.04	$0.09	$0.09	$0.08	$0.22
– from recapture	$0.00	$0.00	$0.00	$0.00	$0.00
Capital gain (loss)	$0.00	$0.00	$0.00	$0.00	$0.00
Cash Distributions to Investors Source (on GAAP basis) (in thousands)
– Investment income	$306	$595	$601	$599	$2,101
– Return of capital	$0	$0	$0	$0	$0
Source (on cash basis) (in thousands)
– Sales	$0	$0	$0	$0	$0
– Refinancing	$0	$0	$0	$0	$0
– Operations	$282	$595	$601	$599	$2,077
– Other	$24	$0	$0	$0	$24
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)				100.00%

Operating Results of Prior Programs

	GK Secured Income Investments III, LLC
Years	2014	2015	2016	TOTAL
Gross Revenues (in thousands)	$27	$1,009	$1,123	$2,159
Profit on sale of properties (in thousands)	$0	$0	$0	$0
Less (in thousands): Operating expenses	$28	$325	$124	$477
Interest expense	$0	$0	$0	$0
Depreciation and Amortization	$0	$0	$0	$0
Net Income – GAAP Basis (in thousands)	$(1)	$684	$999	$1,682
Taxable Income (in thousands)
– from operations	$0	$731	$986	$1,717
– from gain on sales	$0	$0	$0	$0
Cash generated from operations	$0	$598	$999	$1,597
Cash generated from sales	$0	$0	$0	$0
Cash generated from refinancing	$0	$0	$0	$0
Cash generated from operations, sales and refinancing (in thousands)	$0	$598	$999	$1,597
Less (in thousands): Cash distributions to investors
– from operating cash flow	$0	$598	$999	$1,597
– from sales and refinancing	$0	$0	$0	$0
– from other	$0	$196	$30	$226
Cash generated (deficiency) after cash distributions (in thousands)	$0	$(196)	$(30)	$(226)
Less: Special items (not including sales and refinancing) (identify and quantify)	$0	$0	$0	$0
Cash generated (deficiency) after cash distributions and special items (in thousands)	$0	$(196)	$(30)	$(226)
Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary income (loss)
– from operations	$0.00	$0.07	$0.09	$0.16
– from recapture	$0.00	$0.00	$0.00	$0.00
Capital gain (loss)	$0.00	$0.00	$0.00	$0.00
Cash Distributions to Investors Source (on GAAP basis) (in thousands)
– Investment income	$0	$794	$1,029	$1,823
– Return of capital	$0	$0	$0	$0
Source (on cash basis) (in thousands)
– Sales	$0	$0	$0	$0
– Refinancing	$0	$0	$0	$0
– Operations	$0	$598	$999	$1,597
– Other	$0	$196	$30	$226
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)			100.00%

Operating Results of Prior Programs

	GK Preferred Income II (Ridgmar), LLC
Years	2013	2014	2015	2016	TOTAL
Gross Revenues (in thousands)	$(88)	$1,285	$898	$1,301	$3,396
Profit on sale of properties (in thousands)	$0	$0	$0	$0	$0
Less (in thousands): Operating expenses	$1,376	$186	$187	$140	$1,889
Interest expense	$470	$3,078	$1,020	$1,012	$5,580
Depreciation and Amortization	$15	$276	$0	$0	$291
Net Income – GAAP Basis (in thousands)	$(1,949)	$(2,255)	$(309)	$149	$(4,364)
Taxable Income (in thousands)
– from operations	$(651)	$(1,137)	$(2,862)	$592	$(4,058)
– from gain on sales	$0	$0	$0	$0	$0
Cash generated from operations	$(1,507)	$(3,476)	$(1,189)	$(1,071)	$(7,243)
Cash generated from sales	$0	$0	$0	$0	$0
Cash generated from refinancing	$0	$0	$0	$0	$0
Cash generated from operations, sales and refinancing (in thousands)	$(1,507)	$(3,476)	$(1,189)	$(1,071)	$(7,243)
Less (in thousands): Cash distributions to investors
– from operating cash flow	$0	$0	$0	$0	$0
– from sales and refinancing	$0	$0	$0	$0	$0
– from other	$0	$778	$1,706	$1,717	$4,201
Cash generated (deficiency) after cash distributions (in thousands)	$(1,507)	$(4,254)	$(2,895)	$(2,788)	$(11,444)
Less: Special items (not including sales and refinancing) (identify and quantify)	$0	$0	$0	$0	$0
Cash generated (deficiency) after cash distributions and special items (in thousands)	$(1,507)	$(4,254)	$(2,895)	$(2,788)	$(11,444)
Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary income (loss)
– from operations	$(0.03)	$(0.05)	$(0.12)	$0.03	$(0.17)
– from recapture	$0.00	$0.00	$0.00	$0.00	$0.00
Capital gain (loss)	$0.00	$0.00	$0.00	$0.00	$0.00
Cash Distributions to Investors Source (on GAAP basis) (in thousands)
– Investment income	$0	$0	$0	$0	$0
– Return of capital	$0	$778	$1,706	$1,717	$4,201
Source (on cash basis) (in thousands)
– Sales	$0	$0	$0	$0	$0
– Refinancing	$0	$0	$0	$0	$0
– Operations	$0	$0	$0	$0	$0
– Other	$0	$778	$1,706	$1,717	$4,201
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)				100.00%

Operating Results of Prior Programs

	GK Secured Income IV, LLC
Years	2015	2016	TOTAL
Gross Revenues (in thousands)	$258	$793	$1,051
Profit on sale of properties (in thousands)	$0	$0	$0
Less (in thousands): Operating expenses	$273	$195	$468
Interest expense	$0	$0	$0
Depreciation and Amortization	$0	$0	$0
Net Income – GAAP Basis (in thousands)	$(15)	$598	$583
Taxable Income (in thousands)
– from operations	$(2)	$783	$782
– from gain on sales	$0	$0	$0
Cash generated from operations	$(72)	$754	$682
Cash generated from sales	$0	$0	$0
Cash generated from refinancing	$0	$0	$0
Cash generated from operations, sales and refinancing (in thousands)	$(72)	$754	$682
Less (in thousands): Cash distributions to investors
– from operating cash flow	$0	$754	$754
– from sales and refinancing	$0	$0	$0
– from other	$38	$37	$75
Cash generated (deficiency) after cash distributions (in thousands)	$(110)	$(37)	$(147)
Less: Special items (not including sales and refinancing) (identify and quantify)	$0	$0	$0
Cash generated (deficiency) after cash distributions and special items (in thousands)	$(110)	$(37)	$(147)
Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary income (loss)
– from operations	$0.00	$0.07	$0.07
– from recapture	$0.00	$0.00	$0.00
Capital gain (loss)	$0.00	$0.00	$0.00
Cash Distributions to Investors Source (on GAAP basis) (in thousands)
– Investment income	$38	$791	$829
– Return of capital	$0	$0	$0
Source (on cash basis) (in thousands)
– Sales	$0	$0	$0
– Refinancing	$0	$0	$0
– Operations	$0	$754	$754
– Other	$38	$37	$75
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)		100.00%

Operating Results of Prior Programs

	GKPI III, LLC
Years	2015	2016	TOTAL
Gross Revenues (in thousands)	$0	$3,913	$3,913
Profit on sale of properties (in thousands)	$0	$0	$0
Less (in thousands): Operating expenses	$137	$2,334	$2,471
Interest expense	$0	$1,133	$1,133
Depreciation and Amortization	$0	$1,681	$1,681
Net Income – GAAP Basis (in thousands)	$(137)	$(1,235)	$(1,372)
Taxable Income (in thousands)
– from operations	$0	$192	$192
– from gain on sales	$0	$0	$0
Cash generated from operations	$(133)	$1,193	$1,060
Cash generated from sales	$0	$0	$0
Cash generated from refinancing	$0	$0	$0
Cash generated from operations, sales and refinancing (in thousands)	$(133)	$1,193	$1,060
Less (in thousands): Cash distributions to investors
– from operating cash flow	$0	$403	$403
– from sales and refinancing	$0	$0	$0
– from other	$4	$0	$4
Cash generated (deficiency) after cash distributions (in thousands)	$(137)	$790	$653
Less: Special items (not including sales and refinancing) (identify and quantify)	$0	$0	$0
Cash generated (deficiency) after cash distributions and special items (in thousands)	$(137)	$790	$653
Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary income (loss)
– from operations	$0.00	$0.02	$0.02
– from recapture	$0.00	$0.00	$0.00
Capital gain (loss)	$0.00	$0.00	$0.00
Cash Distributions to Investors Source (on GAAP basis) (in thousands)
– Investment income	$4	$403	$407
– Return of capital	$0	$0	$0
Source (on cash basis) (in thousands)
– Sales	$0	$0	$0
– Refinancing	$0	$0	$0
– Operations	$0	$403	$403
– Other	$4	$0	$4
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)		100.00%

TABLE IV
RESULTS OF COMPLETED PROGRAMS

This Table IV sets forth the operating results of Prior Real Estate Programs sponsored by GK Development, Inc. and its affiliates that have completed during the five years ended December 31, 2016. None of the Prior Real Estate Programs presented in this Table IV have similar or identical investment objectives to GK Investment Holdings, LLC.

Results of Completed Programs

Program Name	Grand Center Partners (Unaudited - Tax Basis)	GDH Investments (North Ave) (Unaudited - Tax Basis)
Dollar Amount Raised (in thousands)	$2,410	$2,000
Number of Properties Purchased	N/A	N/A
Date of Closing of Offering	11/7/2012	11/21/2012
Date of First Sale of Property	1/16/2014	11/13/2013
Date of Final Sale of Property	1/16/2014	11/13/2013
Tax and Distribution Data Per $1,000 Investment Through… (in thousands)
Federal Income Tax Results:
Ordinary income (loss)
– from operations	$0.04	$(0.15)
– from recapture	$0.00	$0.00
Capital Gain (loss)	$0.28	$0.70
Deferred Gain
Capital	$0.00	$0.00
Ordinary	$0.00	$0.00
Cash Distributions to Investors (in thousands)
Source (on GAAP basis)
– Investment income	$814	$1,123
– Return of capital	$2,410	$2,000
Source (on cash basis)
– Sales	$2,604	$2,890
– Refinancing	$0	$0
– Operations	$620	$233
– Other	$0	$0
Receivables on Net Purchase Money Financing (in thousands)	$0	$0

GK INVESTMENT HOLDINGS, LLC

$50,000,000 Maximum Offering Amount (50,000 Bonds)

OFFERING CIRCULAR
October 30, 2017